

June 23, 2026

Division of Trading and Markets
Office of Market Supervision
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549

> **RE: Miami International Securities Exchange, LLC ("MIAX")**
> **Amendment 2026-12 to Form 1 Application**

Dear Sir/Madam:

Enclosed for official filing pursuant to Rule 6a-2(b) is Amendment 2026-12 to the Form 1 Application of MIAX, which includes the following:

Exhibits D, I, K, M & N – Annual filing pursuant to Rule 6a-2(b)

Please do not hesitate to contact me if you have any questions in connection with this matter.

Sincerely,

Barbara J. Comly

Barbara J. Comly
EVP, General Counsel & Corporate Secretary

Enclosure
cc: Marlene Olsen

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 06/23/26	OFFICIAL USE ONLY

Warning: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative or criminal action

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION   ☒ AMENDMENT

1. State the name of the applicant: Miami International Securities Exchange, LLC

2. Provide the applicant's primary street address: 7 Roszel Road, Suite 1A, Princeton, NJ 08540

3. Provide the applicant's mailing address (if different):

4. Provide the applicant's business telephone and facsimile number:
       Telephone: 609-897-7300; Facsimile: 609-987-2210

26000276

5. Provide the name, title and telephone number of a contact employee:
       Barbara J. Comly, EVP, General Counsel & Corporate Secretary
       609-897-7315

6. Provide the name and address of counsel for the applicant:
       Barbara J. Comly, EVP, General Counsel & Corporate Secretary
       Miami International Securities Exchange, LLC
       7 Roszel Road, Suite 1A
       Princeton, NJ 08540

7. Provide the date applicant's fiscal year ends: December 31

8. Indicate legal status of applicant: ☐ Corporation   ☐ Sole Proprietorship   ☐ Partnership
       ☒ Limited Liability Company   ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 9/10/07   (b) State/Country of formation: Delaware

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.)

EXECUTION: The applicant consents that service of any civil action brought by, or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents attached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Date: June 23, 2026   By: _Barbara J Comly_____
                                             Barbara J. Comly
                                             EVP, General Counsel & Corporate Secretary

Subscribed and sworn before me this 23rd day of June, 2026.

_Jane Post_____
Jane Post
Notary Public of the State of New Jersey
Commission Number 2067735
My Commission Expires October 27, 2029

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

EXHIBIT D

Exhibit Request:

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

Response:

1.   Audited unconsolidated financial statements of MIAX PEARL, LLC as of December 31, 2025 are attached.

2.   Audited unconsolidated financial statements of MIAX Emerald, LLC as of December 31, 2025 are attached.

3.   Audited unconsolidated financial statements of MIAX Sapphire, LLC as of December 31, 2025 are attached.

4.   Unaudited unconsolidated financial statements of Dorman Trading, LLC as of December 31, 2025 are attached.

5.   Unaudited unconsolidated financial statements of The Bermuda Stock Exchange as of December 31, 2025 are attached.

6.   Unaudited unconsolidated financial statements of LedgerX LLC d/b/a MIAX Derivatives Exchange as of December 31, 2025 are attached.

7.   Unaudited unconsolidated financial statements of MIAX Futures Exchange, LLC as of December 31, 2025 are attached.

8.   Unaudited unconsolidated financial statements of M 402 Holdings, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

9.   Unaudited unconsolidated financial statements of M 7 Holdings, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

10.   Unaudited unconsolidated financial statements of Miami International Technologies, LLC as of December 31, 2025 are attached.

11.   Unaudited unconsolidated financial statements MIH East Holdings, Limited as of December 31, 2025. (Profit & loss statement provided as of December 31, 2025; no balance sheet as no assets or liabilities as of December 31, 2025.)

12. Unaudited unconsolidated financial statements of MGEX Real Estate Holdings, LLC as of December 31, 2025 are attached.

13. Unaudited unconsolidated financial statements of M 9 Holdings, LLC as of December 31, 2025 are attached.

14. Unaudited unconsolidated financial statements of MIAX Global Derivatives, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

15. Unaudited unconsolidated financial statements of Miami International Holdings, Inc. as of December 31, 2025 are attached.

16. Unaudited unconsolidated financial statements of The International Stock Exchange Authority Limited as of December 31, 2025 are attached.

17. Unaudited unconsolidated financial statements of The International Stock Exchange Group Limited as of December 31, 2025 are attached.

18. Unaudited unconsolidated financial statements of MIAX Global, LLC as of December 31, 2025 are attached. (Balance sheet provided; no profit & loss statement as no income or expenses as of December 31, 2025.)

19. MIAX Products, LLC, M 8 Holdings, LLC and BSD Nominee Limited were not active as of December 31, 2025 and financial statements are not available for these companies.

EXHIBIT I

Exhibit Request:

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

Response:

Audited unconsolidated financial statements for Miami International Securities Exchange, LLC as of December 31, 2025 are attached. Miami International Securities Exchange, LLC has no consolidated subsidiaries.

EXHIBIT K

Exhibit Request:

This Exhibit is applicable only to exchanges that have one or more owners, shareholders, or partners that are not also members of the exchange. If the exchange is a corporation, please provide a list of each shareholder that directly owns 5% or more of a class of a voting security of the applicant. If the exchange is a partnership, please provide a list of all general partners and those limited and special partners that have the right to receive upon dissolution, or have contributed, 5% or more of the partnership's capital. For each of the persons listed in the Exhibit K, please provide the following:

1.   Full legal name;

2.   Title or Status;

3.   Date title or status was acquired;

4.   Approximate ownership interest; and

5.   Whether the person has control, a term that is defined in the instructions to this Form.

Response:

Miami International Holdings, Inc. owns 100% of Miami International Securities Exchange, LLC. Miami International Holdings, Inc. exercises "control" over the Exchange, as that term is defined in the Form 1 instructions. Miami International Securities Exchange, LLC became a wholly-owned subsidiary of Miami International Holdings, Inc. on February 1, 2008.

EXHIBIT M

Exhibit Request:

Provide an alphabetical list of all members, subscribers or other users, including the following information:

1. **Name;**

2. **Date of election to membership or acceptance as a member, subscriber or other user;**

3. **Principal business address and telephone number;**

4. **If member, subscriber or other user is an individual, the name of the entity with which such individual is associated and the relationship of such individual to the entity (e.g. partner, officer, director, employee, etc.);**

5. **Describe the type of activities primarily engaged in by the member, subscriber, or other user (e.g. floor broker, specialist, odd lot dealer, other market maker, proprietary trader, non-broker dealer, inactive or other functions). A person shall be "primarily engaged" in an activity or function for purposes of this item when that activity or function is the one in which that person is engaged for the majority of their time. When more than one type of person at an entity engages in any of the six types of activities or functions enumerated in this item, identify each type (e.g. proprietary trader, Registered Competitive Trader and Registered Competitive Market Maker) and state the number of participants, subscribers, or other users in each; and**

6. **The class of membership, participation or subscription or other access.**

Response:

Attached is a list of the members of the Exchange as of June 11, 2026, including the information set forth in items 1-6 above.

EXHIBIT N

Exhibit Request:

Provide a schedule for each of the following:

1.   **The securities listed in the exchange, indicating for each the name of the issuer and a description of the security;**

2.   **The securities admitted to unlisted trading privileges, indicating for each the name of the issuer and a description of the security;**

3.   **The unregistered securities admitted to trading on the exchange which are exempt from registration under Section 12(a) of the Act. For each security listed, provide the name of the issuer and a description of the security, and the statutory exemption claimed (e.g. Rule 12a-6); and**

4.   **Other securities traded on the Exchange, including for each the name of the issuer and a description of the security.**

Response:

1.   Attached is a list of the securities listed on the Exchange as of June 4, 2026, indicating for each the name of the issuer and a description of the security.

2.   None.

3.   None.

4.   None.

MIAX PEARL, LLC

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

MIAX PEARL, LLC

TABLE OF CONTENTS



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Pearl, LLC:

Opinion

We have audited the financial statements of MIAX Pearl, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's deficit, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

MIAX PEARL, LLC
Statement of Financial Condition
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	3,347
Accounts receivable		18,128
Other current assets		273
Total current assets		21,748
Notes receivable, net		19,687
Other assets		1,000
Total assets	$	42,435

Liabilities and Member's Deficit

Current liabilities:		
Accounts payable and other liabilities	$	9,166
Deferred transaction revenue		137
Total current liabilities		9,303
Due to Miami International Holdings, Inc.		87,598
Total liabilities		96,901
Commitments and contingencies (Note 6)		
Member's deficit		(54,466)
Total liabilities and member's deficit	$	42,435

See accompanying notes to financial statements.

Annex D

MIAX PEARL, LLC
Statement of Income and Changes in Member's Deficit
Year Ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction fees	$	353,366
Access fees		33,687
Market data fees		13,607
Other revenue		173
Total revenues		400,833
Cost of revenues:		
Liquidity payments		296,387
Brokerage and exchange fees		1,310
Section 31 fees		16,373
Total cost of revenues		314,070
Revenues less cost of revenues		86,763
Operating expenses:		
Compensation and benefits		32,928
Information technology and communication costs		19,200
Occupancy costs		1,533
Professional fees and outside services		6,204
Marketing and business development		340
General, administrative, and other		2,947
Total operating expenses		63,152
Operating income		23,611
Non-operating income:		
Interest income		625
Net income	$	24,236
Member's deficit at beginning of year	$	(78,702)
Net income		24,236
Member's deficit at end of year	$	(54,466)

See accompanying notes to financial statements.

MIAX PEARL, LLC
Statement of Cash Flows
Year Ended December 31, 2025 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	24,236
Changes in operating assets and liabilities:		
Accounts receivable		7,737
Notes receivable		4,360
Other assets		(15)
Accounts payable and other liabilities		(19,966)
Deferred transaction revenue		51
Net cash provided by operating activities		16,403
Cash flow from financing activities:		
Due to Miami International Holdings, Inc.		(30,716)
Net cash used in financing activities		(30,716)
Decrease in cash and cash equivalents		(14,313)
Cash and cash equivalents at beginning of year		17,660
Cash and cash equivalents at end of year	$	3,347
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

Annex D

MIAX PEARL, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2025

1. NATURE OF OPERATIONS

MIAX Pearl, LLC ("MIAX Pearl" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and provides a marketplace for the trading of options and cash equities products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC") and the National Securities Clearing Corporation ("NSCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Annex D

MIAX PEARL, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2025

Due to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in payables due to Miami International Holdings, Inc. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options and cash equities, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Emerald, LLC ("MIAX Emerald") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of costs are included in the accompanying statement of income and changes in member's deficit. The Company considers changes in Due to Miami International Holdings Inc., to be financing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services is recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's deficit. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenue in the statement of income and changes in member's deficit.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the

MIAX PEARL, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2025

SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's deficit. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

Access fees: Access fees include allowing the customer to connect its network to one of the Company's exchanges for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchanges. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the U.S. Tape Plans, including the Options Price Reporting Authority ("OPRA"), the Unlisted Trading Privileges Plan ("UTP") and the Consolidated Tape Association Plan ("CTA"). Market data revenue includes distributions from the U.S. Tape Plans, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's deficit in the period in which the payment is earned by the customer and the payment is provided.

Concentration of revenue: For the year ended December 31, 2025, three customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 43% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

Segment Reporting

The Company reports its results of operations through the following two business segments – Options and Equities. The following is a brief description of the primary business activities of the Company's two reportable operating segments:

Options – The Options segment includes listed options on the stocks of individual corporations ("equity options") and options on exchange-traded products ("ETPs"), such as exchange-traded funds ("ETFs"), which are "multi-listed" options and listed on a non-exclusive basis. These options trade on the Company's exchange, a U.S. national security exchange. The Options segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary options market data, and access services.

MIAX PEARL, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2025

Equities – The Equities segment includes listed US equities and ETP transaction services that occur on the Company's exchange. The Equities segment also includes applicable market data revenue generated from the consolidated tape plans, the licensing of proprietary equities market data and access services.

The Company's chief operating decision maker is its Chief Executive Officer who manages business operations, evaluates performance and allocates resources based on the segments net revenues (revenues less cost of revenues) and operating income. Revenues, cost of revenues and operating expenses are recorded specifically in the segment in which they are earned or to which they relate. The accounting policies used to measure the financial results of the segments are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

3. NOTES RECEIVABLE, NET

The notes receivable relates to the Consolidated Audit Trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which are expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

In 2016, the SEC approved a plan to establish CAT to improve regulators' ability to monitor trading activity. The Company's exchange is a participant in the CAT NMS Plan, which governs the collection, consolidation, and retention of all information reported to CAT pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 613 for securities listed on the Company's exchange. In 2018, the first phase of CAT went live and required SRO participants to begin reporting to the CAT. The SRO participants jointly own a limited liability company, CAT LLC, which conducts the activities of the CAT. Implementation and operation of the CAT has resulted in significant expenditures by the Company's exchange.

On September 6, 2023, the SEC approved a revised funding model ("2023 Funding Order"), called the "Executed Share Model," for the SRO participants and the industry to share CAT costs. The Executed Share Model established a framework that SRO plan participants may use to recover the costs to create, develop, and maintain the CAT, as well as a method for allocating CAT costs among the SRO participants and the industry. Prior to the effectiveness of the Executed Share Model, funding was provided solely by the SROs, partly in exchange for promissory notes.

MIAX PEARL, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2025

Under the Executed Share Model, the SRO participants were able to submit filings pursuant to Section 19(b) of the Exchange Act to impose fees on the industry members. Details of the fees, including the budgeted prospective CAT costs and certain of the costs previously covered entirely by the SRO participants, were required to be provided in those Section 19(b) filings. On October 17, 2023, the 2023 Funding Order was challenged in the 11th Circuit U.S. Court of Appeals ("11th Circuit").

In August 2024, the SRO participants submitted filings with the SEC to recoup certain historical CAT costs incurred prior to January 1, 2022, and prospective CAT costs from July 26, 2024, through December 31, 2024. In December 2024, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from January 1, 2025, through June 30, 2025. In June 2025, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from July 1, 2025, through December 31, 2025. On July 25, 2025, the 11th Circuit issued an opinion that the Executed Share Model is arbitrary and in violation of the Administrative Procedures Act. The 11th Circuit thus vacated the 2023 Funding Order, stayed the decision for sixty days after issuance of the mandate, and remanded the matter to the SEC for further proceedings consistent with their opinion.

On September 5, 2025, CAT LLC filed with the SEC a proposed amendment to implement a revised funding model (the "Amendment"). On November 21, 2025, the SEC issued an order instituting proceedings to determine whether to approve or disapprove the Amendment. On March 16, 2026, the SEC approved the proposed revised funding model addressing the 11th Circuit's concerns and limited the funding model's operation to two years while the SEC conducts a comprehensive review of the CAT. The SEC's approval order also requires that historical costs must be recouped over a period of two to five years. That means historical costs cannot be fully recouped if the collection period is shortened beyond the approval order's two-year limitation. On April 1, 2026, CAT LLC issued fee alerts announcing its intent to establish CAT fees consistent with the SEC's approval order; these fees will apply to May 2026 trading activity, with bills due in July 2026. In late April 2026, the Company's exchanges filed proposals with the SEC to adopt fees consistent with the SEC's approval order and the fee alerts issued by CAT LLC. These fee proposals were effective May 1, 2026.

On March 25, 2026, petitioners American Securities Association and Citadel Securities LLC filed a new petition for review in the 11th Circuit of the SEC's approval of the CAT's revised funding model. If the new petition is successful, the Company's exchange could be required to stop charging both historical and prospective CAT fees. As a result, the SROs, including the Company's exchange, may continue to incur significant costs and not be reimbursed for prospective and historical CAT costs.

On September 30, 2025, the SEC issued an order allowing the SRO participants to reduce CAT operating costs while retaining the CAT's core regulatory functionality. On December 18, 2025, CAT LLC filed with the SEC a proposed amendment to further reduce CAT operating costs. On March 27, 2026, the SEC approved this proposed amendment.

On April 16, 2024, certain plaintiffs petitioned the United States District Court for the Western District of Texas Waco Division to completely shut down CAT based on constitutional grounds ("Waco Case"). The Waco Case was stayed until January 15, 2026. On January 15, 2026, certain of the defendants motioned the court to continue the stay until July 2026, which plaintiffs oppose. The Waco Case is still pending, and may result in the CAT SRO participants being unable to recoup any CAT costs, as well as incurring addition costs related to CAT.

The following table presents the change in the notes receivable, net of allowance for the notes receivable as of December 31, 2025 (in thousands):

Balance at January 1, 2025	$	24,047
Notes issued, net of allowance for credit losses		-
Repayments		(4,360)
Balance at December 31, 2025	$	19,687

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2025 (in thousands):

Balance at January 1, 2025	$	12,216
Provision for uncollectible amount		-
Write-offs charged against the allowance		-
Recoveries collected		-
Balance at December 31, 2025	$	12,216

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

Liquidity payments payable	$	7,951
Accounts payable and other		1,215
Accounts payable and other liabilities	$	9,166

5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

Compensation and benefits	$	32,928
Information technology and communication costs		19,200
Occupancy costs		1,533
Professional fees and outside services		4,344
Marketing and business development		340
General, administrative, and other		1,551
Total operating expenses	$	59,896

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted

patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's deficit or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

MIAX EMERALD, LLC

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

MIAX EMERALD, LLC

TABLE OF CONTENTS



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Emerald, LLC:

Opinion

We have audited the financial statements of MIAX Emerald, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

Annex D



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

MIAX EMERALD, LLC
Statement of Financial Condition
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	2,007
Accounts receivable		15,533
Other current assets		148
Total current assets		17,688
Notes receivable, net		8,613
Due from Miami International Holdings, Inc.		102,581
Other assets		1,000
Total assets	$	129,882

Liabilities And Member's Equity

Current liabilities:		
Accounts payable and other liabilities	$	10,399
Deferred transaction revenue		128
Total current liabilities		10,527
Commitments and contingencies (Note 6)		
Member's equity		119,355
Total liabilities and member's equity	$	129,882

See accompanying notes to financial statements.

Annex D

MIAX EMERALD, LLC
Statement of Income and Changes in Member's Equity
Year Ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction fees	$	264,883
Access fees		29,514
Market data fees		7,098
Other revenue		817
Total revenues		302,312
Cost of revenues:		
Liquidity payments		224,818
Brokerage and exchange fees		563
Section 31 fees		6,345
Total cost of revenues		231,726
Revenues less cost of revenues		70,586
Operating expenses:		
Compensation and benefits		17,904
Information technology and communication costs		7,017
Occupancy costs		784
Professional fees and outside services		3,791
Marketing and business development		142
General, administrative, and other		1,654
Total operating expenses		31,292
Operating income		39,294
Non-operating income:		
Interest income		211
Net income	$	39,505
Member's equity at beginning of year	$	79,850
Net income		39,505
Member's equity at end of year	$	119,355

See accompanying notes to financial statements.

Annex D

MIAX EMERALD, LLC
Statement of Cash Flows
Year Ended December 31, 2025 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	39,505
Changes in operating assets and liabilities:		
Accounts receivable		5,346
Notes receivable		2,298
Other assets		(30)
Accounts payable and other liabilities		(4,932)
Deferred transaction revenue		23
Net cash provided by operating activities		42,210
Cash flow from investing activities:		
Due from Miami International Holdings, Inc.		(45,938)
Net cash used in investing activities		(45,938)
Decrease in cash and cash equivalents		(3,728)
Cash and cash equivalents at beginning of year		5,735
Cash and cash equivalents at end of year	$	2,007
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

Annex D

MIAX EMERALD, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2025

1. NATURE OF OPERATIONS

MIAX Emerald, LLC ("MIAX Emerald" or the "Company"), a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), provides a marketplace for the trading of options products for its exchange members.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due from Miami International Holdings, Inc.

The Parent or the Parent's other wholly owned subsidiaries may incur certain expenditures on behalf of the Company or receive cash from the Company generated from its operations. Expenses incurred and cash provided by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami

MIAX EMERALD, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2025

International Holdings, Inc. on the statement of financial condition. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Pearl, LLC ("MIAX Pearl") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of cost are included in the accompanying statement of income and changes in member's equity. The Company considers changes in Due from Miami International Holdings, Inc. to be investing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's equity. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

Access fees: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority's ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's equity in the period in which the payment is earned by the customer and the payment is provided.

Concentration of revenue: For the year ended December 31, 2025, four customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 68% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

MIAX EMERALD, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2025

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

3. NOTES RECEIVABLE, NET

The notes receivable relates to the Consolidated Audit Trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which are expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

In 2016, the SEC approved a plan to establish CAT to improve regulators' ability to monitor trading activity. Each of the MIAX Exchanges is a participant in the CAT NMS Plan, which governs the collection, consolidation, and retention of all information reported to CAT pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 613 for securities listed on the MIAX Exchanges. In 2018, the first phase of CAT went live and required SRO participants to begin reporting to the CAT. The SRO participants jointly own a limited liability company, CAT LLC, which conducts the activities of the CAT. Implementation and operation of the CAT has resulted in significant expenditures by the MIAX Exchanges.

On September 6, 2023, the SEC approved a revised funding model ("2023 Funding Order"), called the "Executed Share Model," for the SRO participants and the industry to share CAT costs. The Executed Share Model established a framework that SRO plan participants may use to recover the costs to create, develop, and maintain the CAT, as well as a method for allocating CAT costs among the SRO participants and the industry. Prior to the effectiveness of the Executed Share Model, funding was provided solely by the SROs, partly in exchange for promissory notes. Under the Executed Share Model, the SRO participants were able to submit filings pursuant to Section 19(b) of the Exchange Act to impose fees on the industry members. Details of the fees, including the budgeted prospective CAT costs and certain of the costs previously covered entirely by the SRO participants, were required to be provided in those Section 19(b) filings. On October 17, 2023, the 2023 Funding Order was challenged in the 11th Circuit U.S. Court of Appeals ("11th Circuit").

In August 2024, the SRO participants submitted filings with the SEC to recoup certain historical CAT costs incurred prior to January 1, 2022, and prospective CAT costs from July 26, 2024, through December 31, 2024. In December 2024, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from January 1, 2025, through June 30, 2025. In June 2025, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from July 1, 2025, through December 31, 2025. On July 25, 2025, the 11th Circuit issued an opinion that the Executed Share Model is arbitrary and in violation of the Administrative Procedures Act. The 11th Circuit thus vacated the 2023 Funding Order, stayed the decision for sixty days after issuance of the mandate, and remanded the matter to the SEC for further proceedings consistent with their opinion.

On September 5, 2025, CAT LLC filed with the SEC a proposed amendment to implement a revised funding model (the "Amendment"). On November 21, 2025, the SEC issued an order instituting proceedings to determine whether

to approve or disapprove the Amendment. On March 16, 2026, the SEC approved the proposed revised funding model addressing the 11th Circuit's concerns and limited the funding model's operation to two years while the SEC conducts a comprehensive review of the CAT. The SEC's approval order also requires that historical costs must be recouped over a period of two to five years. That means historical costs cannot be fully recouped if the collection period is shortened beyond the approval order's two-year limitation. On April 1, 2026, CAT LLC issued fee alerts announcing its intent to establish CAT fees consistent with the SEC's approval order; these fees will apply to May 2026 trading activity, with bills due in July 2026. In late April 2026, the Company's exchanges filed proposals with the SEC to adopt fees consistent with the SEC's approval order and the fee alerts issued by CAT LLC. These fee proposals were effective May 1, 2026.

On March 25, 2026, petitioners American Securities Association and Citadel Securities LLC filed a new petition for review in the 11th Circuit of the SEC's approval of the CAT's revised funding model. If the new petition is successful, the MIAX Exchanges could be required to stop charging both historical and prospective CAT fees. As a result, the SROs, including the MIAX Exchanges, may continue to incur significant costs and not be reimbursed for prospective and historical CAT costs.

On September 30, 2025, the SEC issued an order allowing the SRO participants to reduce CAT operating costs while retaining the CAT's core regulatory functionality. On December 18, 2025, CAT LLC filed with the SEC a proposed amendment to further reduce CAT operating costs. On March 27, 2026, the SEC approved this proposed amendment.

On April 16, 2024, certain plaintiffs petitioned the United States District Court for the Western District of Texas Waco Division to completely shut down CAT based on constitutional grounds ("Waco Case"). The Waco Case was stayed until January 15, 2026. On January 15, 2026, certain of the defendants motioned the court to continue the stay until July 2026, which plaintiffs oppose. The Waco Case is still pending, and may result in the CAT SRO participants being unable to recoup any CAT costs, as well as incurring additional costs related to CAT.

The following table presents the change in the notes receivable, net of allowance for the notes receivable for the year ended December 31, 2025 (in thousands):

Balance at January 1, 2025	$	10,911
Notes issued, net of allowance for credit losses		-
Repayments		(2,298)
Balance at December 31, 2025	$	8,613

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2025 (in thousands):

Balance at January 1, 2025	$	5,554
Provision for uncollectible amount		-
Write-offs charged against the allowance		-
Recoveries collected		-
Balance at December 31, 2025	$	5,554

4.   ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

Liquidity payments payable	$	9,677
Accounts payable and other		722
Accounts payable and other liabilities	$	10,399

5.   RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis. The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

Compensation and benefits	$	17,904
Information technology and communication costs		7,017
Occupancy costs		784
Professional fees and outside services		2,739
Marketing and business development		142
General, administrative, and other		793
Total operating expenses	$	29,379

6.   COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and

Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

MIAX SAPPHIRE, LLC

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

MIAX SAPPHIRE, LLC

TABLE OF CONTENTS

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KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

To the Member and Board of Directors of
MIAX Sapphire, LLC:

Opinion

We have audited the financial statements of MIAX Sapphire, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's deficit/equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.



In performing an audit in accordance with GAAS, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

- Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

MIAX SAPPHIRE, LLC
Statement of Financial Condition
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	2,006
Accounts receivable		17,254
Other current assets		331
Total current assets		19,591
Due from Miami International Holdings, Inc.		23,712
Other assets		1,533
Total assets	$	44,836

Liabilities and Member's Equity

Current liabilities:		
Accounts payable and other liabilities	$	8,938
Deferred transaction revenue		54
Total current liabilities		8,992
Commitments and contingencies (Note 5)		
Member's equity		35,844
Total liabilities and member's equity	$	44,836

See accompanying notes to financial statements.

Annex D

MIAX SAPPHIRE, LLC
Statement of Income and Changes in Member's Deficit/Equity
Year Ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction fees	$	219,535
Access fees		13,637
Market data fees		4,026
Other revenue		2
Total revenues		237,200
Cost of revenues:		
Liquidity payments		134,582
Brokerage and exchange fees		1,170
Section 31 fees		2,458
Total cost of revenues		138,210
Revenues less cost of revenues		98,990
Operating expenses:		
Compensation and benefits		23,182
Information technology and communication costs		8,849
Occupancy costs		3,312
Professional fees and outside services		2,300
Marketing and business development		173
General, administrative, and other		2,361
Total operating expenses		40,177
Operating income		58,813
Non-operating income:		
Interest income		220
Net income	$	59,033
Member's deficit as of December 31, 2024	$	(23,189)
Net income		59,033
Member's equity as of December 31, 2025	$	35,844

See accompanying notes to financial statements.

MIAX SAPPHIRE, LLC
Statement of Cash Flows
Year Ended December 31, 2025 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	59,033
Changes in operating assets and liabilities:		
Accounts receivable		(6,046)
Other current assets		(118)
Other assets		210
Accounts payable and other liabilities		1,806
Deferred transaction revenue		54
Net cash provided by operating activities		54,939
Cash flow from financing activities:		
Due from/to Miami International Holdings, Inc.		(58,292)
Net cash used in financing activities		(58,292)
Decrease in cash and cash equivalents		(3,353)
Cash and cash equivalents at beginning of year		5,359
Cash and cash equivalents at end of year	$	2,006
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

Annex D

MIAX SAPPHIRE, LLC
Notes to Financial Statements
As of and for the Year Ended December 31, 2025

1. NATURE OF OPERATIONS

MIAX Sapphire, LLC ("MIAX Sapphire" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH"), and provides a marketplace for the trading of options products for its exchange members launched in August 2024. In September 2025, the Company launched the MIAX Sapphire physical trading floor in Miami, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 4 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

Due from/to Miami International Holdings, Inc.

The majority of all of the Company's expenditures to date have been funded by the Parent. In certain instances the Parent's other wholly owned subsidiaries may incur certain expenditure on behalf of the Company. Expenses incurred by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and

Annex D

allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami International Holdings, Inc. on the statement of financial condition. See Note 4 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company and its affiliates including Miami International Securities Exchange, LLC ("MIAX Options"), MIAX Emerald, LLC ("MIAX Emerald") and MIAX Pearl, LLC ("MIAX Pearl"). The Company's allocated portion of costs is included in the accompanying statement of income and changes in member's deficit/equity. The Company considers changes in Due from/to Miami International Holdings Inc., to be financing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to the exchange, enabling transaction-based trading on the exchange, and providing access to various market data. Revenue for the Company's services are recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's deficit/equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's deficit/equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the SEC, and is therefore classified within cost of revenues in the accompanying statement of income and changes in member's deficit/equity. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once

legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

Access fees: Access fees include allowing the customer to connect its network to the Company's exchange for a specified period of time. Fees for these services are assessed to exchange members for the opportunity to trade and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedule and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority's ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's deficit/equity in the period in which the payment is earned by the customer and the payment is provided.

Concentration of revenue: For the year ended December 31, 2025, four customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 69% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's deficit/equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's deficit/equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

3. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

Liquidity payments payable	$	7,613
Accounts payable and other		1,325
Accounts payable and other liabilities	$	8,938

4. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

Compensation and benefits	$	23,182
Information technology and communication costs		8,849
Occupancy costs		3,312
Professional fees and outside services		1,412
Marketing and business development		173
General, administrative, and other		1,172
Total operating expenses	$	38,100

5.   COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's deficit/equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

6.   **SUBSEQUENT EVENTS**

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.

Dorman Trading, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

Dorman Trading, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	8,696
Cash and securities segregated under federal and other regulations		27,618
Accounts receivable, net		10,670
Receivables from broker-dealers, futures commission merchants, and clearing organizations		134,033
Other current assets		12,539
Total current assets		193,556
Fixed assets, net of depreciation and amortization		77
Internally developed software, net of amortization		165
Other assets		3,578
Total assets	$	197,376

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	5,417
Accrued compensation payable		1,201
Payables to customers		144,641
Payables to clearing organizations		11
Total current liabilities		151,270
Due to Miami International Holdings, Inc.		10,720
Other non-current liabilities		359
Total liabilities		162,349
Member's equity:		
Total member's equity		35,027
Total liabilities and member's equity	$	197,376

Dorman Trading, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	62,378
Access fees		990
Market data fees		1,365
Other revenue		6,571
Total revenues		71,304
Cost of Revenues:		
Liquidity payments		10,196
Brokerage, clearing, and exchange fees		48,167
Other		4,037
Total cost of revenues		62,400
Revenues less cost of revenues		8,904
Operating expenses:		
Compensation and benefits		7,191
Information technology and communication costs		977
Depreciation and amortization		8
Occupancy costs		393
Professional fees and outside services		786
Marketing and business development		17
General, administrative, and other		737
Total operating expenses		10,109
Operating loss		(1,205)
Non-operating income:		
Other income		2,092
Net income	$	887

The Bermuda Stock Exchange

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

The Bermuda Stock Exchange
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:

Cash and cash equivalents	$	594
Accounts receivable, net		291
Current portion of derivative assets		6,017
Other current assets		140
Total current assets		7,042
Due from Miami International Holdings, Inc.		5,632
Fixed assets, net of depreciation and amortization		2,269
Derivative assets, net of current portion		5,114
Other assets		344
Total assets	$	20,401

Liabilities and member's equity

Current liabilities:

Accounts payable and other liabilities	$	138
Accrued compensation payable		280
Deferred transaction revenues		813
Total current liabilities		1,231
Total liabilities		1,231
Member's equity:		
Share capital and contributed surplus		6,481
Accumulated surplus		12,689
Total equity		19,170
Total liabilities and member's equity	$	20,401

The Bermuda Stock Exchange
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	254
Access fees		162
Market data fees		319
Other revenue		2,624
Total revenues		3,359
Operating expenses:		
Compensation and benefits		2,316
Information technology and communication costs		294
Depreciation and amortization		525
Occupancy costs		544
Professional fees and outside services		741
Marketing and business development		87
General, administrative, and other		249
Total operating expenses		4,756
Operating loss		(1,397)
Non-operating income (expense):		
Loss on sale of intangible asset		(2,054)
Unrealized loss on derivative assets		(54,915)
Other, net		(62)
Net loss	$	(58,428)

LedgerX LLC d/b/a MIAX Derivatives Exchange

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

LedgerX LLC d/b/a MIAX Derivatives Exchange
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	18,725
Participant margin deposits		1,511
Other current assets		221
Total current assets		20,457
Total assets	$	20,457

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	101
Accrued compensation payable		1,147
Participant margin deposits		1,511
Total current liabilities		2,759
Due to Miami International Holdings, Inc.		13,305
Total liabilities		16,064
Member's equity:		
Total member's equity		4,393
Total liabilities and member's equity	$	20,457

Annex D

LedgerX LLC d/b/a MIAX Derivatives Exchange
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	253
Other revenue		597
Total revenues		850
Operating expenses:		
Compensation and benefits		6,979
Information technology and communication costs		1,443
Occupancy costs		9
Professional fees and outside services		799
General, administrative, and other		605
Total operating expenses		9,835
Operating loss		(8,985)
Non-operating income:		
Interest income		373
Other, net		362
Net loss	$	(8,250)

MIAX Futures Exchange, LLC

(Formerly known as Minneapolis Grain Exchange, LLC)

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

MIAX Futures Exchange, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	20,645
Accounts receivable, net		804
Restricted cash		6,005
Clearing house performance bonds and guarantee funds		70,078
Other current assets		304
Total current assets		97,836
Investment in third parties		1,580
Total assets	$	99,416

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	786
Accrued compensation payable		953
Deferred transaction revenues		1,499
Clearing house performance bonds and guarantee funds		70,078
Total current liabilities		73,316
Due to Miami International Holdings, Inc.		775
Total liabilities		74,091
Member's equity:		
Total member's equity		25,325
Total liabilities and member's equity	$	99,416

MIAX Futures Exchange, LLC
Statement of Income (Unaudited) and Member's Equity
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction and clearing fees	$	9,353
Market data fees		3,203
Other revenue		3,160
Total revenues		15,716
Cost of Revenues:		
Liquidity payments		2,032
Brokerage, clearing, and exchange fees		1,766
Other cost of revenues		2,370
Total cost of revenues		6,168
Revenues less cost of revenues		9,548
Operating expenses:		
Compensation and benefits		6,052
Information technology and communication costs		207
Depreciation and amortization		32
Occupancy costs		235
Professional fees and outside services		631
Marketing and business development		104
General, administrative, and other		1,216
Total operating expenses		8,477
Operating income		1,071
Non-operating income (expense):		
Interest income		411
Interest expense		(111)
Net income	$	1,371

M 402 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

M 402 Holdings, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Investment in subsidiaries	$	111,031
Total assets	$	111,031

Liabilities and member's equity

Member's equity:		
Total member's equity		111,031
Total liabilities and member's equity	$	111,031

M 7 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

M 7 Holdings, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)


Assets


Investment in subsidiaries	$	45,101
Total assets	$	45,101


Liabilities and member's equity


Member's equity:		
Total member's equity	$	45,101
Total liabilities and member's equity	$	45,101

Miami International Technologies, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

Miami International Technologies, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)


Assets


Current assets:		
Accounts receivable, net	$	56
Total current assets		56
Total assets	$	56


Liabilities and member's deficit


Due to Miami International Holdings, Inc.	$	26,142
Total liabilities		26,142
Member's deficit:		
Total member's deficit		(26,086)
Total liabilities and member's deficit	$	56

Miami International Technologies, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:	
Other revenue	$ 1,026
Total revenues	1,026
Operating expense:	
Compensation and benefits	3,228
Information technology and communication costs	288
Occupancy costs	67
Professional fees and outside services	552
General, administrative, and other	78
Total operating expenses	4,213
Operating loss	(3,187)
Non-operating income:	
Interest income	2
Net loss	$ (3,185)

MIH East Holdings, Limited

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

MIH East Holdings, Limited
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:	$ -
Total revenues	-
Operating expenses:	
Professional fees and outside services	32
General, administrative, and other	13
Total operating expenses	45
Operating loss	(45)
Non-operating income:	
Interest income	24
Unrealized gain on equity investment	9,574
Income before income tax provision	9,553
Income tax expense	(3)
Net income	$ 9,550

MGEX Real Estate Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

MGEX Real Estate Holdings, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	535
Accounts receivable, net		10
Other current assets		40
Total current assets		585
Fixed assets, net of depreciation and amortization		5,971
Other assets		124
Total assets	$	6,680

Liabilities and member's equity

Current liabilities:		
Accounts payable and other liabilities	$	249
Accrued compensation payable		84
Deferred transaction revenues		47
Total current liabilities		380
Due to Miami International Holdings, Inc.		55
Total liabilities		435
Member's equity:		
Total member's equity		6,245
Total liabilities and member's equity	$	6,680

MGEX Real Estate Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Other revenue	$	1,491
Total revenues		1,491
Operating expenses:		
Compensation and benefits		581
Information technology and communication costs		35
Depreciation and amortization		814
Occupancy costs		1,930
Professional fees and outside services		56
Marketing and business development		18
General, administrative, and other		2,969
Total operating expenses		6,403
Operating loss		(4,912)
Interest income		1
Net loss	$	(4,911)

M 9 Holdings, LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

M 9 Holdings, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)


Assets


Current assets:

Total current assets	$	-
Total assets	$	-


Liabilities and member's deficit


Current liabilities:

Total current liabilities	$	-
Due to Miami International Holdings, Inc.		117,092
Total liabilities		117,092

Member's deficit:

Total member's deficit		(117,092)
Total liabilities and member's deficit	$	-

M 9 Holdings, LLC
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Other revenue	$	1,169
Total revenues		1,169
Operating expenses:		
Compensation and benefits		28,903
Information technology and communication costs		12,386
Occupancy costs		1,629
Professional fees and outside services		176
Marketing and business development		987
General, administrative, and other		1,806
Total operating expenses		45,887
Operating loss		(44,718)
Net loss	$	(44,718)

MIAX Global Derivatives, LLC

(Formerly known as Futures Holdco, LLC)

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

MIAX Global Derivatives, LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Investment in subsidiaries	$	156,133
Total assets	$	156,133

Liabilities and member's deficit

Member's deficit:		
Total member's deficit	$	156,133
Total liabilities and member's deficit	$	156,133

Miami International Holdings, Inc.

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

Miami International Holdings, Inc.
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	352,703
Assets held for sale		40,976
Other current assets		23,773
Total current assets		417,452
Investment in third parties		17,600
Investment in subsidiaries		113,666
Fixed assets, net of depreciation and amortization		38,448
Internally developed software, net of amortization		34,758
Goodwill		62,211
Other intangible assets, net		170,774
Other assets		15,098
Total assets	$	870,007

Liabilities and stockholders' equity

Current liabilities:		
Accounts payable and other liabilities	$	12,480
Accrued compensation payable		35,747
Current portion of long-term debt		1,508
Liabilities held for sale		2,758
Total current liabilities		52,493
Due to affiliates		18,218
Deferred income taxes		22,386
Other non-current liabilities		17,602
Total liabilities		110,699
Stockholders' equity:		
Common stock		86
Common stock in treasury		(8,232)
Additional paid-in capital		1,522,143
Accumulated deficit		(754,097)
Accumulated other comprehensive loss, net		(592)
Total stockholders' equity		759,308
Total liabilities and stockholders' equity	$	870,007

Miami International Holdings, Inc.
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Other revenue	$	26,060
Total revenues		26,060
Operating expenses:		
Compensation and benefits		34,683
Information technology and communication costs		3,197
Depreciation and amortization		27,594
Occupancy costs		1,255
Professional fees and outside services		21,534
Marketing and business development		540
Acquisition-related costs		2,901
General, administrative, and other		7,267
Total operating expenses		98,971
Operating loss		(72,911)
Non-operating income (expense):		
Change in fair value of puttable common stock		(2,229)
Change in fair value of puttable warrants issued with debt		(1,172)
Interest income		6,707
Interest expense and amortization of debt issuance costs		(12,775)
Loss on debt extinguishment		(107,656)
Other, net		8,985
Loss before income tax provision		(181,051)
Income tax expense		(485)
Net loss	$	(181,536)

The International Stock Exchange Authority Limited

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

The International Stock Exchange Authority Limited
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	11,174
Accounts receivable, net		2,665
Other current assets		151
Total current assets		13,990
Total assets	$	13,990

Liabilities and stockholder's equity

Current liabilities:		
Accounts payable and other liabilities	$	420
Deferred transaction revenues		6,790
Total current liabilities		7,210
Due to Miami International Holdings, Inc.		1,188
Other non-current liabilities		504
Total liabilities		8,902
Stockholder's equity:		
Additional paid-in capital		760
Retained earnings		4,343
Accumulated other comprehensive loss, net		(15)
Total stockholder's equity		5,088
Total liabilities and stockholder's equity	$	13,990

The International Stock Exchange Authority Limited
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Other revenue	$	11,329
Total revenues		11,329
Cost of revenues:		
Other cost of revenues		8,500
Total cost of revenues		8,500
Revenues less cost of revenues		2,829
Operating expenses:		
Compensation and benefits		871
Professional fees and outside services		195
Marketing and business development		3
General, administrative, and other		204
Total operating expenses		1,273
Operating income		1,556
Non-operating income:		
Interest income		165
Income before income tax provision		1,721
Income tax expense		(262)
Net income	$	1,459

The International Stock Exchange Group Limited

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

The International Stock Exchange Group Limited
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	10,526
Other current assets		511
Total current assets		11,037
Due from affiliates		1,263
Investment in subsidiaries		672
Fixed assets, net of depreciation and amortization		90
Internally developed software, net of amortization		1,410
Other assets		497
Total assets	$	14,969

Liabilities and stockholder's equity

Current liabilities:		
Accounts payable and other liabilities	$	1,192
Total current liabilities		1,192
Due to Miami International Holdings, Inc.		154
Other non-current liabilities		297
Total liabilities		1,643
Stockholder's equity:		
Additional paid-in capital		7,492
Retained earnings		5,873
Accumulated other comprehensive loss, net		(39)
Total stockholder's equity		13,326
Total liabilities and stockholder's equity	$	14,969

The International Stock Exchange Group Limited
Statement of Income (Unaudited)
For the year ended December 31, 2025 (dollars in thousands)

Revenues:		
Other revenue	$	8,500
Total revenues		8,500
Cost of revenues:		
Other cost of revenues		-
Total cost of revenues		-
Revenues less cost of revenues		8,500
Operating expenses:		
Compensation and benefits		2,366
Information technology and communication costs		346
Depreciation and amortization		203
Occupancy costs		257
Professional fees and outside services		379
Marketing and business development		229
General, administrative, and other		220
Total operating expenses		4,000
Operating income		4,500
Non-operating income:		
Interest income		140
Income before income tax provision		4,640
Income tax expense		(700)
Net income	$	3,940

MIAX Global LLC

Financial Statements (Unaudited)

As of and for the year ended December 31, 2025

MIAX Global LLC
Statement of Financial Condition (Unaudited)
December 31, 2025 (dollars in thousands)

Assets

Investment in subsidiaries	$	109,609
Total assets	$	109,609

Liabilities and member's equity

Member's equity:

Total member's equity	$	109,609
Total liabilities and member's equity	$	109,609

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Financial Statements

As of and for the year ended December 31, 2025

(with Independent Auditors' Report Thereon)

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

TABLE OF CONTENTS



KPMG LLP
Two Manhattan West
375 9th Avenue, 17th Floor
New York, NY 10001

Independent Auditors' Report

To the Member and Board of Directors of
Miami International Securities Exchange, LLC:

Opinion

We have audited the financial statements of Miami International Securities Exchange, LLC (the Company), which comprise the statement of financial condition as of December 31, 2025, and the related statements of income and changes in member's equity, and cash flows for the year then ended, and the related notes to the financial statements.

In our opinion, the accompanying financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2025, and the results of its operations and its cash flows for the year then ended in accordance with U.S. generally accepted accounting principles.

Basis for Opinion

We conducted our audit in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditors' Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of the Company and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audit. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with U.S. generally accepted accounting principles, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for one year after the date that the financial statements are available to be issued.

Auditors' Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors' report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with GAAS will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

Annex I



In performing an audit in accordance with GAAS, we:

● Exercise professional judgment and maintain professional skepticism throughout the audit.

● Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

● Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, no such opinion is expressed.

● Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

● Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about the Company's ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

KPMG LLP

New York, New York
June 5, 2026

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Financial Condition
December 31, 2025 (dollars in thousands)

Assets

Current assets:		
Cash and cash equivalents	$	2,690
Accounts receivable		21,030
Marketing fees receivable		11,666
Other current assets		800
Total current assets		36,186
Notes receivable, net		11,311
Due from Miami International Holdings, Inc.		142,055
Other assets		1,000
Total assets	$	190,552

Liabilities and Member's Equity

Current liabilities:		
Accounts payable and other liabilities	$	8,802
Marketing fees payable		11,692
Deferred transaction revenue		103
Total current liabilities		20,597
Commitments and contingencies (Note 6)		
Member's equity		169,955
Total liabilities and member's equity	$	190,552

See accompanying notes to financial statements.

Annex I

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Income and Changes in Member's Equity
Year Ended December 31, 2025 (dollars in thousands)

Revenues:		
Transaction fees	$	279,407
Access fees		28,287
Market data fees		12,009
Other revenue		317
Total revenues		320,020
Cost of revenues:		
Liquidity payments		169,881
Brokerage and exchange fees		2,288
Section 31 fees		10,049
Total cost of revenues		182,218
Revenues less cost of revenues		137,802
Operating expenses:		
Compensation and benefits		21,129
Information technology and communication costs		7,298
Occupancy costs		998
Professional fees and outside services		5,142
Marketing and business development		116
General, administrative, and other		2,744
Total operating expenses		37,427
Operating income		100,375
Non-operating income:		
Interest income		535
Net income	$	100,910
Member's equity at beginning of year	$	69,045
Net income		100,910
Member's equity at end of year	$	169,955

See accompanying notes to financial statements.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC
Statement of Cash Flows
Year Ended December 31, 2025 (dollars in thousands)

Cash flow from operating activities:		
Net income	$	100,910
Changes in operating assets and liabilities:		
Accounts receivable		2,902
Marketing fees receivable		(3,537)
Notes receivable		4,914
Other current assets		(419)
Accounts payable and other liabilities		(6,476)
Marketing fees payable		3,519
Deferred transaction revenue		53
Net cash provided by operating activities		101,866
Cash flow from investing activities:		
Due from Miami International Holdings, Inc.		(105,326)
Net cash used in investing activities		(105,326)
Decrease in cash and cash equivalents		(3,460)
Cash and cash equivalents at beginning of year		6,150
Cash and cash equivalents at end of year	$	2,690
Supplemental disclosure of cash flow information:		
Cash paid for taxes	$	-
Cash paid for interest	$	-

See accompanying notes to financial statements.

Annex I

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2025

1.   NATURE OF OPERATIONS

Miami International Securities Exchange, LLC ("MIAX Options" or the "Company") is a wholly owned subsidiary of Miami International Holdings, Inc. (the "Parent" or "MIH") and provides a marketplace for the trading of options products for its exchange members.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements have been prepared in accordance with U.S. generally accepted accounting principles ("GAAP"). The accompanying financial statements for the Company have been prepared from the separate records maintained by the Parent and may not necessarily be indicative of the conditions that would have existed or the results of operations if the Company had been operated as an unaffiliated company. Portions of certain income and expenses represent allocations made from the Parent and other affiliated subsidiaries of the Parent to the Company as disclosed. See Note 5 - Related Party Transactions for more information on related party transactions.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company's operations are funded by its Parent through a centralized treasury function. Cash and cash equivalents include cash and amounts due from banks and interest-bearing bank balances. The Company places its cash and cash equivalents with financial institutions and at times, cash held in bank accounts may exceed the Federal Deposit Insurance Corporation insurance limit. The Company monitors its risk of loss associated with such balances and deems the risk of loss to be remote. The carrying values of the Company's cash and cash equivalents approximates fair value. The Company did not have any restricted cash as of December 31, 2025.

Accounts Receivable

Accounts receivable are concentrated with the Company's member firms and market data distributors and are primarily collected through the Options Clearing Corporation ("OCC"). Transaction fees are netted against the liquidity payments for each member firm and the balance owed from a member firm is recognized as accounts receivable, net if the amount is to be received and as accounts payable and other liabilities if the amount is owed to the member firm. Management evaluates the Company's accounts receivables periodically and determines an appropriate allowance for uncollectible accounts receivable using an aging schedule. The aging schedule applies loss rates based on historical loss information and as deemed necessary, is adjusted for the difference in the nature of the receivables that exist at the reporting date from the historical period. In circumstances where a specific member firm's inability to meet its financial obligations is probable, the Company records a provision for uncollectible accounts against the member firm's receivable. Due to the short-term nature of the accounts receivable, changes in future economic conditions are not expected to have a significant impact on the expected credit losses.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2025

Due from Miami International Holdings, Inc.

The Parent or the Parent's other wholly owned subsidiaries may incur certain expenditures on behalf of the Company or receive cash from the Company generated from its operations. Expenses incurred and cash provided by the Company are settled on its behalf by the Parent or the Parent's other wholly owned subsidiaries and allocated through intercompany charges and are net settled with the Parent resulting in either due to or due from Miami International Holdings, Inc. on the statement of financial condition. See Note 5 - Related Party Transactions for more information on related party transactions.

Management has determined that substantially all costs, other than direct financing and other financing related costs, for the build out of a marketplace for the trading of options, are primarily attributable to the Company and its affiliates including MIAX Emerald, LLC ("MIAX Emerald"), MIAX Pearl, LLC ("MIAX Pearl") and MIAX Sapphire, LLC ("MIAX Sapphire"). The Company's allocated portion of cost is included in the accompanying statement of income and changes in member's equity. The Company considers changes in Due from Miami International Holdings, Inc., to be investing activity for purposes of the statement of cash flows.

Revenue Recognition

The Company generates revenues by assessing fees to its member firms for the services it renders, which include providing access to its exchanges, enabling transaction-based trading on its exchanges, and providing access to various market data. Revenue for the Company's services is recognized as control of the services are transferred to the customer. The amount recognized is the amount that reflects the consideration the Company expects to be entitled to in exchange for its services.

The Company determines the transaction price at the outset of the arrangement based on the contractual and payment terms associated with the transaction. The typical term for the Company's contracts with customers ranges from the time it takes to complete a single transaction to one month, depending on the service being provided. Customers are usually billed each month in arrears with standard payment terms, although the Company does occasionally bill customers in advance. Fees associated with each contract are fixed within the month in which the service is provided.

The Company assesses the services promised in the contracts with customers and identifies a performance obligation for each promise to transfer to the customer a service that is distinct—i.e., if such service is separately identifiable and if a customer can benefit from it on its own or with other resources that are readily available to the customer.

Transaction fees: Transaction fees represent fees the Company charges to its exchange member firms, as customers, for the performance obligation of executing a trade on the Company's exchange. These fees can be variable based on trade volume tiered discounts; however, as all tiered discounts are calculated monthly, the actual discount is recorded on a monthly basis in accordance with the Company's published fee schedules. Transaction fees are recorded as transactions occur on a trade-date basis.

Tiered discounts are offered to customers based on the amount of trades that are executed on the Company's exchange. As these are volume driven, they reduce the transaction price and are recorded net in transaction fees on the statement of income and changes in member's equity. Liquidity payments paid for certain customer transactions are accounted for as consideration payable to a customer and are recorded separately as liquidity payments, which are classified within cost of revenues in the statement of income and changes in member's equity.

Transaction fees also result in regulatory fees. Regulatory fees include the options regulatory fee ("ORF") and Section 31 fees. ORF is in place to fund the Company's regulatory oversight function of the exchange marketplace and is determined based on the number of customer contracts and cannot be used for non-regulatory purposes. Section 31 fees are transaction fees charged by the SEC to the exchanges. The Section 31 fees charged to customers are based on the fee set by the SEC per notional value of transactions executed on the Company's securities markets and are calculated and billed monthly. The Section 31 fee collected by the Company is ultimately payable to the

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2025

SEC, and is therefore classified within cost of revenues in the statement of income and changes in member's equity. Beginning on May 14, 2025, the rate was reduced from $27.80 per million for covered sales to a rate of $0.00 per million. This reduction was a temporary adjustment with the fee reverting to a new rate once legislation for fiscal year 2026 appropriation was enacted. On February 27, 2026, the SEC announced that starting on April 4, 2026, the new fee rates would be set at $20.60 per million for covered sales.

Access fees: Access fees include fees assessed for allowing customers, which include exchange member firms and non-member firms, to connect their networks to the Company's exchange or to an external exchange for a specified period of time. Fees for these services are assessed to customers for the opportunity to trade as member firms, or in the case of non-member firms to provide these services to member firms, and use other related functions of the exchange. Access fees are billed monthly in accordance with the published fee schedules and recognized during the period the service is provided which is generally one month.

Market data fees: Market data fees include making market data available to customers either through direct subscriptions or through the Company's participation in the Options Price Reporting Authority ("OPRA") tape plan. Market data revenue includes distributions from OPRA, which is distributed based upon each individual exchange's market share of U.S. volume, trades, and/or quotes. Market data revenue also includes market data revenue earned from the sale of proprietary market data directly to the customer on a subscription basis. Market data revenue is recognized in the period the data is provided.

Consideration payable to a customer: As discussed in the transaction fees section above, liquidity payments are accounted for as consideration payable to a customer and are recorded separately as liquidity payments within cost of revenues in the statement of income and changes in member's equity in the period in which the payment is earned by the customer and the payment is provided.

Concentration of revenue: For the year ended December 31, 2025, four customers each accounted for at least 10% of the Company's total revenue and, in the aggregate, represented 60% of total revenue. No customer is contractually or otherwise obligated to continue to use the Company's services. The loss of, or a significant reduction of, participation by these customers may have a material adverse effect on the Company's business, financial position, results of operations and cash flows.

Deferred transaction revenue: Deferred transaction revenue consists of prepaid transaction and non-transaction fees which are recognized as revenue when earned.

Income Taxes

The Company is a disregarded entity for income tax purposes. Under ASU 2019-12 Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, disregarded entities are not required to report income tax in their separate financial statements. The Company may elect to allocate current and deferred tax expense from its consolidated parent entity in its separate financial statements, as long as the legal entity is not subject to tax and is disregarded by the taxing authority. The Company has not made such an election.

Segment Information

The Company is engaged in a single line of business operating an options exchange in the United States which is a national securities exchange regulated by the SEC. The Company has identified its Chief Executive Officer as the chief operating decision maker ("CODM"). The CODM primarily uses net revenues (revenues less cost of revenues) and operating income included in the statement of income and changes in member's equity to evaluate the results of the business and manage the Company. The Company's operations constitute a single operating segment and therefore, a single reportable segment, because the CODM manages the business activities using information of the Company as a whole. The significant expenses of the segment are reported on the statement of income and changes in member's equity. The accounting policies used to measure the financial results of the segment are the same as the significant accounting policies described herein.

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2025

Recent Accounting Pronouncements

Recent Accounting Pronouncements – Adopted

The Company did not adopt any new accounting pronouncements during the year ended December 31, 2025 that had a material impact on its financial statements.

Recent Accounting Pronouncements - Not yet Adopted

In November 2024, the FASB issued ASU 2024-03, Income Statement—Reporting Comprehensive Income—Expense Disaggregation Disclosures. ASU 2024-03 amends ASC 220, Comprehensive Income to expand income statement expense disclosures and require disclosure in the notes to the financial statements of specified information about certain costs and expenses. ASU 2024-03 is required to be adopted for fiscal years commencing after December 15, 2026 with early adoption permitted. The Company expects to adopt the update for the annual financial statements issued for the year ending December 31, 2027 and is currently evaluating the impact of adopting the standard on the financial statements.

In December 2025, the FASB issued ASU 2025-12, Codification Improvements which makes improvements to the Accounting Standards Codification ("ASC") for a broad range of Topics arising from technical corrections, unintended application of the Codification, clarifications, and other minor improvements. This update is effective for annual reporting periods beginning after December 15, 2026. The Company is currently evaluating the impact of adopting this standard on the financial statements.

3. NOTES RECEIVABLE, NET

The notes receivable relates to the Consolidated Audit Trail ("CAT"), which involves the creation of an audit trail to enhance regulators' ability to monitor trading activities in the U.S. markets through a phased implementation. The funding for the development and operation of the CAT was provided by the Self-Regulatory Organizations ("SROs"), which include the Company's exchange and by broker-dealers in exchange for promissory notes, a portion of which are expected to be repaid by Consolidated Audit Trail, LLC ("CAT LLC").

In 2016, the SEC approved a plan to establish CAT to improve regulators' ability to monitor trading activity. The Company's exchange is a participant in the CAT NMS Plan, which governs the collection, consolidation, and retention of all information reported to CAT pursuant to Securities Exchange Act of 1934, as amended (the "Exchange Act") Rule 613 for securities listed on the Company's exchange. In 2018, the first phase of CAT went live and required SRO participants to begin reporting to the CAT. The SRO participants jointly own a limited liability company, CAT LLC, which conducts the activities of the CAT. Implementation and operation of the CAT has resulted in significant expenditures by the Company's exchange.

On September 6, 2023, the SEC approved a revised funding model ("2023 Funding Order"), called the "Executed Share Model," for the SRO participants and the industry to share CAT costs. The Executed Share Model established a framework that SRO plan participants may use to recover the costs to create, develop, and maintain the CAT, as well as a method for allocating CAT costs among the SRO participants and the industry. Prior to the effectiveness of the Executed Share Model, funding was provided solely by the SROs, partly in exchange for promissory notes.

Under the Executed Share Model, the SRO participants were able to submit filings pursuant to Section 19(b) of the Exchange Act to impose fees on the industry members. Details of the fees, including the budgeted prospective CAT costs and certain of the costs previously covered entirely by the SRO participants, were required to be provided in those Section 19(b) filings. On October 17, 2023, the 2023 Funding Order was challenged in the 11th Circuit U.S. Court of Appeals ("11th Circuit").

In August 2024, the SRO participants submitted filings with the SEC to recoup certain historical CAT costs incurred prior to January 1, 2022, and prospective CAT costs from July 26, 2024, through December 31, 2024. In December

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2025

2024, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from January 1, 2025, through June 30, 2025. In June 2025, the SROs submitted filings with the SEC to recoup certain prospective CAT costs from July 1, 2025, through December 31, 2025. On July 25, 2025, the 11th Circuit issued an opinion that the Executed Share Model is arbitrary and in violation of the Administrative Procedures Act. The 11th Circuit thus vacated the 2023 Funding Order, stayed the decision for sixty days after issuance of the mandate, and remanded the matter to the SEC for further proceedings consistent with their opinion.

On September 5, 2025, CAT LLC filed with the SEC a proposed amendment to implement a revised funding model (the "Amendment"). On November 21, 2025, the SEC issued an order instituting proceedings to determine whether to approve or disapprove the Amendment. On March 16, 2026, the SEC approved the proposed revised funding model addressing the 11th Circuit's concerns and limited the funding model's operation to two years while the SEC conducts a comprehensive review of the CAT. The SEC's approval order also requires that historical costs must be recouped over a period of two to five years. That means historical costs cannot be fully recouped if the collection period is shortened beyond the approval order's two-year limitation. On April 1, 2026, CAT LLC issued fee alerts announcing its intent to establish CAT fees consistent with the SEC's approval order; these fees will apply to May 2026 trading activity, with bills due in July 2026. In late April 2026, the Company's exchanges filed proposals with the SEC to adopt fees consistent with the SEC's approval order and the fee alerts issued by CAT LLC. These fee proposals were effective May 1, 2026.

On March 25, 2026, petitioners American Securities Association and Citadel Securities LLC filed a new petition for review in the 11th Circuit of the SEC's approval of the CAT's revised funding model. If the new petition is successful, the Company's exchange could be required to stop charging both historical and prospective CAT fees. As a result, the SROs, including the Company's exchange, may continue to incur significant costs and not be reimbursed for prospective and historical CAT costs.

On September 30, 2025, the SEC issued an order allowing the SRO participants to reduce CAT operating costs while retaining the CAT's core regulatory functionality. On December 18, 2025, CAT LLC filed with the SEC a proposed amendment to further reduce CAT operating costs. On March 27, 2026, the SEC approved this proposed amendment.

On April 16, 2024, certain plaintiffs petitioned the United States District Court for the Western District of Texas Waco Division to completely shut down CAT based on constitutional grounds ("Waco Case"). The Waco Case was stayed until January 15, 2026. On January 15, 2026, certain of the defendants motioned the court to continue the stay until July 2026, which plaintiffs oppose. The Waco Case is still pending, and may result in the CAT SRO participants being unable to recoup any CAT costs, as well as incurring additional costs related to CAT.

The following table presents the change in the notes receivable, net of allowance for the notes receivable for the year ended December 31, 2025 (in thousands):

Balance at January 1, 2025	$ 16,225
Notes issued, net of allowance for credit losses	-
Repayments	(4,914)
Balance at December 31, 2025	$ 11,311

The allowance for notes receivable associated with CAT is calculated primarily based on the structure of the notes and potential outcomes under the CAT funding model.

The following represents the change in allowance for notes receivable for the year ended December 31, 2025 (in thousands):

Balance at January 1, 2025	$	8,280
Provision for uncollectible amount		-
Write-offs charged against allowance		-
Recoveries collected		-
Balance at December 31, 2025	$	8,280

4. ACCOUNTS PAYABLE AND OTHER LIABILITIES

The following table presents the components of accounts payable and other liabilities as at December 31, 2025 (in thousands):

Liquidity payments payable	$	7,250
Accounts payable and other		1,552
Accounts payable and other liabilities	$	8,802

5. RELATED PARTY TRANSACTIONS

The Company utilizes assets and incurs certain liabilities that are held at the Parent level. Substantially all expenses of the Company are settled by the Parent and are charged to the Company, at cost, through intercompany charges. Similar results may not be achievable on an arm's length basis.

The following table presents the Company's allocation of expenses from the Parent and other affiliated subsidiaries of the Parent for the year ended December 31, 2025 (in thousands):

Compensation and benefits	$	21,129
Information technology and communication costs		7,298
Occupancy costs		998
Professional fees and outside services		3,050
Marketing and business development		116
General, administrative, and other		1,090
Total operating expenses	$	33,681

6. COMMITMENTS AND CONTINGENCIES

Claims and Litigation

Nasdaq

On September 1, 2017, Nasdaq, Inc. ("Nasdaq") together with its subsidiaries Nasdaq ISE, LLC and FTEN, Inc., filed an action against Miami International Holdings, Inc., Miami International Securities Exchange, LLC, MIAX Pearl, LLC and Miami International Technologies, LLC in the U.S. District Court for the District of New Jersey (the "Court") alleging infringement of seven patents and trade secret misappropriation relating to electronic trading technology and platforms. MIH subsequently filed seven petitions before the Patent Trial and Appeal Board ("PTAB") at the United States Patent and Trademark Office ("USPTO") challenging the validity of the asserted patents. The Court proceeding was stayed in December 2018, pending resolution of the PTAB proceedings. The

MIAMI INTERNATIONAL SECURITIES EXCHANGE, LLC

Notes to Financial Statements
As of and for the Year Ended December 31, 2025

Court dismissed with prejudice one of the asserted patents from the Court action, and MIH withdrew its petition at the PTAB. All claims asserted by Nasdaq against MIH under the remaining six patents at issue were invalidated by the PTAB in 2019 (the "PTAB Final Written Decisions"). On June 7, 2022, the USPTO Director denied Nasdaq's request for Director review of the PTAB Final Written Decisions.

On August 31, 2021, MIH filed an Answer and Counterclaims in the Court (the "MIH's Answer"). MIH's Answer included denials of infringement and trade secret misappropriation and counterclaims by MIH, including claims for antitrust violations, patent misuse, sham litigation, and fraud on the USPTO in procuring the asserted patents. MIH is seeking attorneys' fees and costs and such other relief as the Court may find to be just and proper. On June 21, 2022, Nasdaq waived its right to appeal the PTAB's Final Written Decisions, Nasdaq's patent infringement claims were dismissed with prejudice, and the stay in the Court matter was lifted. MIH filed an Amended Answer and Counterclaims on August 5, 2022. The Amended Counterclaims added claims of fraud on the patent office and Lanham Act violations. On July 25, 2023, the Court denied a motion by MIH to dismiss Nasdaq's remaining trade secret claims and also denied a motion by Nasdaq to dismiss MIH's counterclaims. The Court granted Nasdaq's motion to stay and bifurcate MIH's counterclaims.

The parties each filed motions for summary judgment and motions to exclude certain expert witnesses. On September 29, 2025, the Court denied Nasdaq's and MIH's respective motions for summary judgment, as well as the parties' motions to exclude certain experts. The Court granted Nasdaq's motion to bifurcate MIH's equitable defenses. Subsequently, the Court directed the parties to re-initiate discovery on MIH's counterclaims. The Court further indicated that it intends to preside over one trial with two phases, the first phase addressing Nasdaq's trade secret claims, followed by a second phase in which MIH would present its counterclaims. MIH intends to continue defending its interest in this matter vigorously.

General

As a self-regulatory organization under the jurisdiction of the SEC, the Company is subject to routine reviews and inspections by the SEC. Management does not believe that the outcome of any of these reviews or inspections will have a material impact on the statement of financial condition, the statement of income and changes in member's equity or cash flows of the Company.

In the normal course of its business, the Company is exposed to asserted and unasserted claims. In the opinion of management, these matters will not have a material adverse effect on the Company's financial position, results of operations or cash flows.

7. SUBSEQUENT EVENTS

The Company has evaluated the possibility of subsequent events existing in the Company's financial statements through June 5, 2026, the date the financial statements were available to be issued. The Company has determined that there are no material events that would require adjustment to or disclosure in the Company's financial statements.



ABN AMRO CLEARING USA LLC

175 West Jackson Blvd., Ste. 2050

Chicago   IL   60604

Tele #: (312) 604-8000

Approval Date: 3/7/2013

Membership Activities:

Clearance

International Tele #

SEC #: 8- 34354

CRD #: 14020

AKUNA SECURITIES LLC

333 S. Wabash Avenue, Suite 2600

Chicago   IL   60604

Tele #: (312) 994-4640

Approval Date: 4/17/2017

Membership Activities:

Primary Lead, Lead, Reg Mkt Maker/Order Entry

International Tele #

SEC #: 8- 68957

CRD #: 159041

APEX CLEARING CORPORATION

One Dallas Center

350 N. St. Paul, Suite 1300

Dallas   TX   75201

Tele #: (214) 765-1100

Approval Date: 11/18/2015

Membership Activities:

Clearance

International Tele #

SEC #: 8- 23522

CRD #: 13071

AXOS CLEARING LLC

15950 West Dodge Road - Suite 300

Omaha   NE   68118

Tele #: (402) 384-6100

Approval Date: 4/11/2022

Membership Activities:

Clearance

International Tele #

SEC #: 8- 53595

CRD #: 117176

BARCLAYS CAPITAL INC.

745 Seventh Avenue

New York   NY   10019

Tele #: (212) 526-7000

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 41342

CRD #: 19714

BELVEDERE TRADING LLC

10 S. Riverside Plaza, Suite 2100

Chicago   IL   60606

Tele #: (312) 893-3750

Approval Date: 8/1/2022

Membership Activities:

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8- 66612

CRD #: 132605

BMO CAPITAL MARKETS CORP.

151 W. 42nd Street, 9th Floor

New York   NY   10036

Tele #: (212) 885-4000

Approval Date: 10/10/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 34344

CRD #: 16686

BNP PARIBAS SECURITIES CORP.

787 Seventh Avenue

New York   NY   10019

Tele #: (212) 841-2000

Approval Date: 4/21/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 32682

CRD #: 15794

BOFA SECURITIES, INC.

One Bryant Park

New York   NY   10036

Tele #: (646) 743-2734

Approval Date: 11/1/2018

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 69787

CRD #: 283942

CITADEL SECURITIES LLC

200 South Biscayne Blvd., 33rd Floor
Miami   FL   33131
Tele #: (312) 395-2100

Approval Date: 12/7/2012

Membership Activities:
Primary Lead/Lead/Reg. Mkt Maker/Order Entry/Clearance
International Tele #

SEC #: 8- 53574
CRD #: 116797

CITIGROUP GLOBAL MARKETS INC.

Tower Building
388 Greenwich Street
New York   NY   10013
Tele #: (212) 816-6000

Approval Date: 5/1/2019

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 8177
CRD #: 7059

CLEAR STREET LLC

55 Broadway
New York   NY   10006
Tele #: (646) 738-4066

Approval Date: 4/1/2024

Membership Activities:
Clearance
International Tele #

SEC #: 8- 69972
CRD #: 288933

DASH FINANCIAL TECHNOLOGIES LLC

200 S. Wacker Drive, Ste. 2450
Chicago   IL   60606
Tele #: (312) 986-2006

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 52503
CRD #: 104031

DRW SECURITIES, L.L.C.

540 West Madison, Ste. 2500
Chicago   IL   60661
Tele #: (312) 542-1000

Approval Date: 8/31/2015

Membership Activities:
Market Maker
International Tele #

SEC #: 8- 51241
CRD #: 45908

GLOBAL EXECUTION BROKERS, LP

401 City Avenue, Ste. 200
Bala Cynwyd   PA   19004
Tele #: (610) 617-2600

Approval Date: 12/7/2012

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 65878
CRD #: 126407

GOLDMAN SACHS & CO. LLC

200 West Street
New York   NY   10282
Tele #: (212) 902-1000

Approval Date: 1/15/2013

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 129
CRD #: 361

GROUP ONE TRADING LLC

425 S. Financial Place - Ste. 3400
Chicago   IL   60605
Tele #: (312) 347-8864

Approval Date: 10/20/2014

Membership Activities:
Primary Lead, Lead, Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 47762
CRD #: 37484

HRT FINANCIAL LP

175 Greenwich Street - 76th Floor
3 World Trade Center
New York   NY   10007
Tele #: (212) 293-1444

Approval Date: 3/29/2017

Membership Activities:
Market Maker/Order Entry
International Tele #

SEC #: 8- 68430
CRD #: 152144

IMC-CHICAGO, LLC D/B/A IMC FINANCIAL MARKETS

233 South Wacker Drive, Ste. 4300
Chicago   IL   60606
　　　　　Tele #: (312) 244-3300

Approval Date: 8/26/2014

Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 52600
CRD #: 104143

INSTINET, LLC

Worldwide Plaza
309 West 49th Street
New York   NY   10019
　　　　　Tele #: (212) 310-9500

Approval Date: 3/27/2013

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 23669
CRD #: 7897

INTERACTIVE BROKERS LLC

One Pickwick Plaza - 2nd Floor
Greenwich   CT   06830
　　　　　Tele #: (203) 618-5710

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 47257
CRD #: 36418

J.P. MORGAN SECURITIES LLC

383 Madison Avenue
New York   NY   10179
　　　　　Tele #: (212) 272-2000

Approval Date: 12/7/2012

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 35008
CRD #: 79

JANE STREET CAPITAL, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
　　　　　Tele #: (646) 759-6000

Approval Date: 4/2/2018

Membership Activities:
Primary Lead, Lead Mkt Maker/Order Entry
International Tele #

SEC #: 8- 52275
CRD #: 103782

JANE STREET OPTIONS, LLC

250 Vesey Street - 5th Floor
New York   NY   10281
　　　　　Tele #: (646) 759-6000

Approval Date: 4/2/2018

Membership Activities:
Primary Lead, Lead Mkt Maker/Order Entry
International Tele #

SEC #: 8- 66813
CRD #: 134159

JEFFERIES LLC

520 Madison Avenue - 11th Floor
New York   NY   10022
　　　　　Tele #: (212) 284-2300

Approval Date: 9/15/2014

Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 15074
CRD #: 2347

JUMP TRADING, LLC

600 West Chicago Avenue, Ste. 600
Chicago   IL   60654
　　　　　Tele #: (312) 205-8900

Approval Date: 12/9/2019

Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 52989
CRD #: 106124

MATRIX EXECUTIONS, LLC

135 S. LaSalle Street, Ste. 3900
Chicago   IL   60603
　　　　　Tele #: (312) 334-8000

Approval Date: 12/7/2012

Membership Activities:
Order Entry
International Tele #

SEC #: 8- 48255
CRD #: 38455

MORGAN STANLEY & CO. LLC

1585 Broadway
New York   NY   10036
Tele #: (212) 761-4000

Approval Date: 12/7/2012
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 15869
CRD #: 8209

OLD MISSION CAPITAL, LLC

1 N. Dearborn Street - 8th Floor
Chicago   IL   60602
Tele #: (312) 260-3052

Approval Date: 6/3/2024
Membership Activities:
Market Maker/Order Entry
International Tele #

SEC #: 8- 67867
CRD #: 146991

OPTIMAL MARKET TECHNOLOGIES, LLC

1 World Trade Center, Suite 47M
New York   NY   10007
Tele #: (929) 506-5036

Approval Date: 6/1/2026
Membership Activities:
Order Entry - Elect.
International Tele #

SEC #: 8- 71367
CRD #: 336439

OPTIVER US LLC

130 E. Randolph Street, Ste. 800
Chicago   IL   60601
Tele #: (312) 821-9500

Approval Date: 1/27/2015
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 66083
CRD #: 128030

PEAK6 CAPITAL MANAGEMENT LLC

141 W. Jackson Blvd., Ste. 500
Chicago   IL   60604
Tele #: (312) 444-8000

Approval Date: 7/22/2015
Membership Activities:
Order Entry
International Tele #

SEC #: 8- 8-50422
CRD #: 43773

PERSHING LLC

One Pershing Plaza - 10th Fl.
Jersey City   NJ   07399
Tele #: (201) 413-2000

Approval Date: 3/12/2013
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 17574
CRD #: 7560

RQD* CLEARING, LLC

425 South Financial Place - Suite 910B
Chicago   IL   60605
Tele #: (312) 692-5000

Approval Date: 12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 66826
CRD #: 134284

SIMPLEX TRADING, LLC

230 So. LaSalle St., Ste. 4-100
Chicago   IL   60604
Tele #: (312) 360-2440

Approval Date: 9/20/2013
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 68556
CRD #: 153585

STG SECURITIES LLC

250 West 55th Street
New York   NY   10019
Tele #: (646) 868-1720

Approval Date: 11/18/2025
Membership Activities:
Market Maker, Elect.
International Tele #

SEC #: 8- 70947
CRD #: 322438

SUSQUEHANNA INVESTMENT GROUP

401 City Avenue, Ste. 220
Bala Cynwyd　　PA　　19004
　　　　Tele #:　(610) 617-2600

Approval Date:　11/23/2016
Membership Activities:
Registered Market Maker
International Tele #

SEC #: 8- 37520
CRD #: 33875

SUSQUEHANNA SECURITIES, LLC

401 City Avenue, Ste. 220
Bala Cynwyd　　PA　　19004
　　　　Tele #:　(610) 617-2600

Approval Date:　12/7/2012
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 47034
CRD #: 35874

TD SECURITIES (USA) LLC

One Vanderbilt Avenue
New York　　NY　　10017
　　　　Tele #:　(212) 827-7000

Approval Date:　7/18/2025
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 36747
CRD #: 18476

TWO SIGMA SECURITIES, LLC

100 Avenue of the Americas - 2nd Fl.
New York　　NY　　10013
　　　　Tele #:　(212) 625-5700

Approval Date:　9/12/2017
Membership Activities:
Primary Lead, Lead & Registered Market Maker
International Tele #

SEC #: 8- 68090
CRD #: 148960

UBS SECURITIES LLC

11 Madison Avenue
New York　　NY　　10010
　　　　Tele #:　(203) 719-3000

Approval Date:　12/7/2012
Membership Activities:
Order Entry & Clearance
International Tele #

SEC #: 8- 22651
CRD #: 7654

VELOCITY CAPITAL LLC

8th Floor
199 Water St
New York　　NY　　10038
　　　　Tele #:　(732) 848-0093

Approval Date:　7/9/2025
Membership Activities:
Order Entry/Clearance - Elect.
International Tele #

SEC #: 8- 69479
CRD #: 171810

VIRTU AMERICAS LLC

One Liberty Plaza
165 Broadway
New York　　NY　　10006
　　　　Tele #:　(800) 544-7508

Approval Date:　8/18/2025
Membership Activities:
All Market Maker & Electronic Exchange Options Memberships
International Tele #

SEC #: 8- 68193
CRD #: 149823

WALLEYE TRADING LLC

2800 Niagara Lane North, Ste. 102
Plymouth　　MN　　55447
　　　　Tele #:　(952) 345-6611

Approval Date:　5/13/2015
Membership Activities:
Registered Market Maker & Order Entry
International Tele #

SEC #: 8- 66988
CRD #: 136196

WEDBUSH SECURITIES INC.

1000 Wilshire Boulevard, Suite 900
ATTN: COMPLIANCE
Los Angeles　　CA　　90017
　　　　Tele #:　(213) 688-8090

Approval Date:　12/7/2012
Membership Activities:
Clearance
International Tele #

SEC #: 8- 12987
CRD #: 877

WELLS FARGO SECURITIES, LLC

550 South Tryon Street - 6th Floor

D1086-060

Charlotte NC 28202

Tele #: (704) 410-1913

Approval Date: 4/11/2014

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65876

CRD #: 126292

WOLVERINE EXECUTION SERVICES, LLC

175 W. Jackson Blvd., Ste. 200

Chicago IL 60604

Tele #: (312) 884-4000

Approval Date: 12/7/2012

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65336

CRD #: 120719

WOLVERINE TRADING, LLC

175 W. Jackson Blvd., Ste. 200

Chicago IL 60604

Tele #: (312) 884-4000

Approval Date: 12/7/2012

Membership Activities:

Primary Lead, Lead & Registered Market Maker

International Tele #

SEC #: 8- 47484

CRD #: 36848

X-CHANGE FINANCIAL ACCESS, LLC

222 W. Adams Street, Suite 450

Chicago IL 60605

Tele #: (312) 235-0320

Approval Date: 11/28/2018

Membership Activities:

Order Entry & Clearance

International Tele #

SEC #: 8- 65860

CRD #: 126201

Total BD Firms 49

Und Symbol	Company Name	List Exch	Inst Type
A	AGILENT TECHNOLOGIES INC.	M	Equity
AA	ALCOA Corporation	M	Equity
AAAU	GOLDMAN SACHS PHYSICAL GOLD ETF	M	ETF
AAL	AMERICAN AIRLINES GROUP INC.	M	Equity
AAOI	APPLIED OPTOELECTRONICS, INC.	M	Equity
AAON	AAON INC	M	Equity
AAOX	TRADR 2X LONG AAOI DAILY ETF	M	ETF
AAP	ADVANCE AUTO PARTS INC.	M	Equity
AAPB	GraniteShares ETF Trust 2x Long AAPL Daily ETF	M	ETF
AAPL	APPLE INC.	M	Equity
AAPU	Direxion Daily AAPL Bull 2X Shares	M	ETF
AB	AllianceBernstein Holding L.P.	M	Equity
ABAT	AMERICAN BATTERY TECHNOLOGY CO.	M	Equity
ABBV	ABBVIE INC.	M	Equity
ABCL	ABCELLERA BIOLOGICS, INC.	M	Equity
ABEO	ABEONA THERAPEUTICS INC.	M	Equity
ABEV	AMBEV S.A.	M	Equity
ABG	ASBURY AUTOMOTIVE GROUP INCCOM	M	Equity
ABM	ABM INDUSTRIES INCORPORATED	M	Equity
ABNB	Airbnb, Inc.	M	Equity
ABOS	ACUMEN PHARMACEUTICALS, INC.	M	Equity
ABR	Arbor Realty Trust, Inc.	M	Equity
ABSI	ABSCI CORPORATION	M	Equity
ABT	ABBOTT LABORATORIES	M	Equity
ABTC	AMERICAN BITCOIN CORP.	M	Equity
ABUS	Arbutus Biopharma Corporation	M	Equity
ABVX	ABIVAX SA	M	Equity
ABX	Abacus Global Management, Inc.	M	Equity
ACA	ARCOSA INC	M	Equity
ACAD	ACADIA PHARMACEUTICALS INC.	M	Equity
ACB	Aurora Cannabis Inc.	M	Equity
ACCO	ACCO Brands Corp	M	Equity
ACDC	ProFrac Holding Corporation	M	Equity
ACEL	ACCEL ENTERTAINMENT, INC.	M	Equity
ACET	ADICET BIO INC	M	Equity
ACGL	ARCH CAPITAL GROUP Ltd	M	Equity
ACH	Accendra Health, Inc.	M	Equity
ACHC	Acadia Healthcare Co Inc	M	Equity
ACHR	Archer Aviation Inc.	M	Equity
ACHV	ACHIEVE LIFE SCIENCES, INC.	M	Equity
ACI	ALBERTSONS COMPANIES, INC.	M	Equity
ACIC	American Coastal Insurance Corporation	M	Equity
ACIU	AC IMMUNE SA	M	Equity
ACIW	ACI Worldwide, Inc.	M	Equity
ACLS	Axcelis Technologies Inc.	M	Equity
ACM	Aecom Technology Corporation	M	Equity
ACMR	ACM Research, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ACN	ACCENTURE PLC	M	Equity
ACR	ACRES Commercial Realty Corp.	M	Equity
ACRE	Ares Commercial Real Estate Corporation	M	Equity
ACRS	Aclaris Therapeutics,Inc.	M	Equity
ACTG	ACACIA RESEARCH CORPORATION	M	Equity
ACVA	ACV AUCTIONS INC	M	Equity
ACWI	iShares MSCI ACWI Index Fund	M	ETF
AD	Array Digital Infrastructure, Inc.	M	Equity
ADAM	Adamas Trust, Inc.	M	Equity
ADBE	ADOBE SYSTEMS INC.	M	Equity
ADBG	Leverage Shares 2X Long ADBE Daily ETF	M	ETF
ADC	Agree Realty Corporation	M	Equity
ADEA	Adeia Inc.	M	Equity
ADI	ANALOG DEVICES INC	M	Equity
ADM	ARCHER DANIELS MIDLAND COMPANY	M	Equity
ADMA	ADMA Biologics Inc	M	Equity
ADNT	Adient plc	M	Equity
ADP	AUTOMATIC DATA PROCESSINGINC	M	Equity
ADPT	Adaptive Biotechnologies Corp	M	Equity
ADSK	AUTODESK, INC.	M	Equity
ADT	ADT Inc.	M	Equity
ADTN	ADTRAN, INC.	M	Equity
ADUR	ADURO CLEAN TECHNOLOGIES INC.	M	Equity
ADUS	Addus HomeCare Corporation	M	Equity
AEE	AMEREN CORPORATION	M	Equity
AEG	AEGON N.V.	M	Equity
AEHR	AEHR TEST SYSTEMS	M	Equity
AEIS	Advanced Energy Industries, Inc.	M	Equity
AEM	AGNICO-EAGLE MINES LTD.	M	Equity
AEO	AMERICAN EAGLE OUTFITTERS, INC.	M	Equity
AEP	AMERICAN ELECTRIC POWER COMPANY, INC.	M	Equity
AER	AerCap Holdings NV	M	Equity
AES	AES CORP.	M	Equity
AESI	ATLAS ENERGY SOLUTIONS INC	M	Equity
AEVA	Aeva Technologies, Inc.	M	Equity
AEXA	AMERICAN EXCEPTIONALISM ACQUISITION CORP.	M	Equity
AEYE	AudioEye, Inc.	M	Equity
AFCG	AFC GAMMA INC	M	Equity
AFG	AMERICAN FINANCIAL GROUP	M	Equity
AFL	AFLAC INC.	M	Equity
AFRM	AFFIRM HOLDINGS, INC.	M	Equity
AG	First Majestic Silver Corp	M	Equity
AGCO	AGCO CORPORATION	M	Equity
AGEN	Agenus Inc.	M	Equity
AGG	iShares Core U.S. Aggregate Bond ETF	M	ETF
AGI	ALAMOS GOLD INC	M	Equity
AGIO	Agios Pharmaceuticals Inc	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
AGL	AGILON HEALTH INC	M	Equity
AGM	Federal Agricultural Mortgage Corp. (Cl C)	M	Equity
AGNC	AGNC Investment Corp.	M	Equity
AGNT	eXp World Holdings, Inc.	M	Equity
AGO	ASSURED GUARANTY LTD.	M	Equity
AGQ	PROSHARES ULTRA SILVER	M	ETF
AGRO	AdecoAgro S.A.	M	Equity
AGX	Argan Inc	M	Equity
AGYS	AGILYSYS INC	M	Equity
AHCO	ADAPTHEALTH CORP.	M	Equity
AHR	American Healthcare REIT, Inc.	M	Equity
AHRT	AH Realty Trust, Inc.	M	Equity
AI	C3.ai, Inc.	M	Equity
AIFC	AI Financial Corporation	M	Equity
AIG	AMERICAN INTERNATIONAL GROUP, INC.	M	Equity
AIOT	PowerFleet, Inc.	M	Equity
AIP	ARTERIS, INC.	M	Equity
AIQ	GLOBAL X ARTIFICIAL INTELLIGENCE & TECHNOLOGY ETF	M	ETF
AIR	AAR Corp.	M	Equity
AIRG	Airgain Inc	M	Equity
AIRO	AIRO GROUP HOLDINGS, INC.	M	Equity
AIRS	AIRSCULPT TECHNOLOGIES, INC.	M	Equity
AISP	AIRSHIP AI HOLDINGS, INC.	M	Equity
AIZ	Assurant Inc.	M	Equity
AJG	ARTHUR J. GALLAGHER & CO.	M	Equity
AKAM	AKAMAI TECHNOLOGIES, INC.	M	Equity
AKBA	Akebia Therapeutics, Inc.	M	Equity
ALAB	Astera Labs, Inc.	M	Equity
ALB	Albemarle Corporation	M	Equity
ALC	ALCON INC	M	Equity
ALDX	ALDEYRA THERAPEUTICS, INC.	M	Equity
ALEC	ALECTOR INC.	M	Equity
ALGM	ALLEGRO MICROSYSTEMS, INC.	M	Equity
ALGN	ALIGN TECHNOLOGY INC.	M	Equity
ALGT	Allegiant Travel Company	M	Equity
ALH	Alliance Laundry Holdings Inc.	M	Equity
ALHC	ALIGNMENT HEALTHCARE INC	M	Equity
ALIT	Alight, Inc.	M	Equity
ALK	ALASKA AIR GROUP INC	M	Equity
ALKS	ALKERMES PLC	M	Equity
ALKT	ALKAMI TECHNOLOGY INC	M	Equity
ALL	THE ALLSTATE CORPORATION	M	Equity
ALLE	ALLEGION PLC	M	Equity
ALLO	Allogene Therapeutics, Inc.	M	Equity
ALLT	Allot Communications Ltd	M	Equity
ALLY	ALLY FINANCIAL INC.	M	Equity
ALM	Almonty Industries Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ALMS	ALUMIS INC	M	Equity
ALMU	AELUMA, INC.	M	Equity
ALNY	ALNYLAM PHARMACEUTICALS INC	M	Equity
ALOY	REALLOYS INC	M	Equity
ALRM	Alarm.Com Holdings, Inc.	M	Equity
ALSN	Allison Transmission Holdings, Inc.	M	Equity
ALT	Altimmune, Inc.	M	Equity
ALTG	ALTA EQUIPMENT GROUP INC	M	Equity
ALTO	Alto Ingredients, Inc.	M	Equity
ALV	Autoliv, Inc	M	Equity
ALXO	ALX ONCOLOGY HOLDINGS INC	M	Equity
AM	Antero Midstream Partners LP	M	Equity
AMAT	APPLIED MATERIALS, INC.	M	Equity
AMBA	AMBARELLA, INC.	M	Equity
AMBP	Ardagh Metal Packaging S.A.	M	Equity
AMBR	Amber International Holding Limited	M	Equity
AMC	AMC ENTERTAINMENT HOLDINGS, INC.	M	Equity
AMCR1	AMCOR PLC	M	Equity
AMCR	AMCOR PLC	M	Equity
AMCX	AMC Networks Inc.	M	Equity
AMD	ADVANCED MICRO DEVICES, INC.	M	Equity
AMDD	DIREXION DAILY AMD BEAR 1X SHARES	M	ETF
AMDL	GRANITESHARES 2X LONG AMD DAILY ETF	M	ETF
AMDY	YIELDMAX AMD OPTION INCOME STRATEGY ETF	M	ETF
AME	AMETEK, INC.	M	Equity
AMGN	AMGEN INC.	M	Equity
AMH	American Homes 4 Rent	M	Equity
AMKR	AMKOR TECHNOLOGY, INC.	M	Equity
AMLP	Alerian MLP ETF	M	ETF
AMLX	AMYLYX PHARMACEUTICALS, INC.	M	Equity
AMN	AMN Healthcare Services, Inc.	M	Equity
AMP	AMERIPRISE FINANCIAL INC	M	Equity
AMPG	AMPLITECH GROUP INC.	M	Equity
AMPH	Amphastar Pharmaceuticals, Inc.	M	Equity
AMPL	AMPLITUDE INC	M	Equity
AMPX	AMPRIUS TECHNOLOGIES INC	M	Equity
AMPY	Amplify Energy Corporation	M	Equity
AMR	Alpha Metallurgical Resources, Inc.	M	Equity
AMRC	Ameresco, Inc.	M	Equity
AMRN	AMARIN CORPORATION PLC	M	Equity
AMRX	Amneal Pharmaceuticals, Inc.	M	Equity
AMRZ	AMRIZE LTD	M	Equity
AMSC	AMERICAN SUPERCONDUCTOR CORP	M	Equity
AMT	AMERICAN TOWER CL A	M	Equity
AMTM	Amentum Holdings, Inc.	M	Equity
AMTX	AEMETIS, INC.	M	Equity
AMWL	AMERICAN WELL CORP	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
AMX	America Movil S.A.B. de C.V.	M	Equity
AMZA	InfraCap MLP ETF	M	ETF
AMZN	AMAZON.COM INC.	M	Equity
AMZU	Direxion Daily AMZN Bull 2X Shares	M	ETF
AMZZ	GRANITESHARES 2X LONG AMZN DAILY ETF	M	ETF
AN	AUTONATION, INC	M	Equity
ANAB	AnaptysBio, Inc.	M	Equity
ANDE	The Andersons, Inc.	M	Equity
ANET	Arista Networks Inc	M	Equity
ANF	ABERCROMBIE & FITCH COMPANY	M	Equity
ANGI	Angie Inc.	M	Equity
ANGO	AngioDynamcis, Inc.	M	Equity
ANGX	ANGEL STUDIOS, INC. CLASS A	M	Equity
ANIP	ANI Pharmaceuticals, Inc.	M	Equity
ANIX	ANIXA BIOSCIENCES, INC.	M	Equity
ANNX	ANNEXON, INC.	M	Equity
ANRO	Alto Neuroscience, Inc.	M	Equity
ANVS	ANNOVIS BIO INC	M	Equity
AON	Aon plc	M	Equity
AOS	A.O. Smith Corporation	M	Equity
AOSL	Alpha & Omega Semiconductor, Ltd.	M	Equity
AOUT	AMERICAN OUTDOOR BRANDS, INC.	M	Equity
AP	Ampco-Pittsburgh Corporation	M	Equity
APA	APACHE CORPORATION	M	Equity
APAM	Artisan Partners Asset Management, Inc.	M	Equity
APD	AIR PRODUCTS AND CHEMICALS,INC	M	Equity
APEI	American Public Education, Inc.	M	Equity
APG	API GROUP CORPORATION	M	Equity
APGE	APOGEE THERAPEUTICS, INC.	M	Equity
APH	Amphenol Corporation	M	Equity
API	AGORA, INC.	M	Equity
APLD	APPLIED DIGITAL CORPORATION	M	Equity
APLE	Apple Hospitality REIT, Inc.	M	Equity
APLX	TRADR 2X LONG APLD DAILY ETF	M	ETF
APO	Apollo Global Management LLC	M	Equity
APOG	Apogee Enterprises, Inc.	M	Equity
APP	APPLOVIN CORP	M	Equity
APPF	Appfolio Inc	M	Equity
APPN	Appian Corporation	M	Equity
APPS	Digital Turbine, Inc.	M	Equity
APPX	Tradr 2X Long APP Daily ETF	M	ETF
APT	ALPHA PRO TECH LTD.	M	Equity
APTV	Aptiv PLC	M	Equity
APYX	Apyx Medical Corporation	M	Equity
AQN	ALGONQUIN POWER & UTILITIES CORP	M	Equity
AQST	AQUESTIVE THERAPEUTICS, INC.	M	Equity
AR	ANTERO RESOURCES CORPORATION	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ARAY	Accuray Incorporated	M	Equity
ARBE	ARBE ROBOTICS LTD	M	Equity
ARCB	ARCBEST CORPORATION	M	Equity
ARCC	Ares Capital Corporation	M	Equity
ARCO	ARCOS DORADOS HOLDINGS INC. CLA	M	Equity
ARCT	Arcturus Therapeutics Holdings Inc.	M	Equity
ARDT	ARDENT HEALTH PARTNERS, INC.	M	Equity
ARDX	Ardelyx, Inc.	M	Equity
ARE	Alexandria Real Estate Equities, Inc.	M	Equity
AREC	AMERICAN RESOURCES CORP	M	Equity
AREN	ARENA GROUP HOLDINGS, INC.	M	Equity
ARES	Ares Management, L.P.	M	Equity
ARGT	Global X MSCI Argentina ETF	M	ETF
ARGX	argenx SE	M	Equity
ARHS	ARHAUS, INC.	M	Equity
ARI	Apollo Commercial Real Estate Finance, Inc.	M	Equity
ARIS	Aris Mining Corporation	M	Equity
ARKB	ARK 21Shares Bitcoin ETF	M	ETF
ARKF	ARK FINTECH INNOVATION	M	ETF
ARKG	ARK GENOMIC REVOLUTION ETF	M	ETF
ARKK	ARK Innovation ETF	M	ETF
ARKO	ARKO CORP	M	Equity
ARKQ	ARK AUTONOMOUS TECH & ROBOTICS	M	ETF
ARKW	ARK Next Generation Internet ETF	M	ETF
ARKX	ARK SPACE EXPLORATION & INNOVATION ETF	M	ETF
ARLO	Arlo Technologies, Inc.	M	Equity
ARLP	ALLIANCE RESOURCE PARTNERS	M	Equity
ARM	ARM Holdings	M	Equity
ARMG	Leverage Shares 2X Long ARM Daily ETF	M	ETF
ARMK	Aramark	M	Equity
AROC	Archrock, Inc.	M	Equity
ARQ	Arq, Inc.	M	Equity
ARQT	ARCUTIS BIOTHERAPEUTICS INC	M	Equity
ARR	ARMOUR Residential REIT, Inc.	M	Equity
ARRY	ARRY TECHNOLOGIES, INC.	M	Equity
ARTY	iShares Future AI & Tech ETF	M	ETF
ARVN	Arvinas,inc	M	Equity
ARW	ARROW ELECTRONICS INC.	M	Equity
ARWR	ARROWHEAD RESEARCH CORP.	M	Equity
ARX	Accelerant Holdings	M	Equity
ARXS	Arxis, Inc.	M	Equity
AS	AMER SPORTS INC	M	Equity
ASA	ASA Gold and Precious Metals Limited	M	Equity
ASAN	Asana, Inc.	M	Equity
ASB	ASSOCIATED BANC CORP	M	Equity
ASC	Ardmore Shipping Corporation	M	Equity
ASH	ASHLAND INC	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
ASHR	Deutsche X-Trackers Harvest CSI 300 China A Shares ETF	M	ETF
ASHS	Deutsche X-trackers Harvest CSI 500 China A-Shares Small Cap ETF	M	ETF
ASIX	AdvanSix Inc.	M	Equity
ASLE	AERSALE CORPORATION	M	Equity
ASM	Avino Silver & Gold Mines Ltd.	M	Equity
ASMG	LEVERAGE SHARES 2X LONG ASML DAILY ETF	M	ETF
ASML	ASML HOLDING NV	M	Equity
ASND	Ascendis Pharma A/S	M	Equity
ASO	ACADEMY SPORTS & OUTDOOR INC	M	Equity
ASPI	ASP Isotopes Inc.	M	Equity
ASPN	ASPEN AEROGELS, INC.	M	Equity
ASST	Strive Inc.	M	Equity
ASST2	Strive Inc.	M	Equity
ASTH	Astrana Health Inc.	M	Equity
ASTL	ALGOMA STEEL GROUP INC.	M	Equity
ASTS	AST SpaceMobile, Inc.	M	Equity
ASTX	TRADR 2X LONG ASTS DAILY ETF	M	ETF
ASUR	Asure Software, Inc.	M	Equity
ASX	ASE TECHNOLOGY HOLDING CO., LTD.	M	Equity
ASYS	Amtech Systems, Inc.	M	Equity
ATAI	ATAI LIFE SCIENCES N.V.	M	Equity
ATAT	ATOUR LIFESTYLE HOLDINGS LTD.	M	Equity
ATEC	ALPHATEC HOLDINGS INC	M	Equity
ATEN	A10 Networks, Inc.	M	Equity
ATEX	Anterix Inc	M	Equity
ATHM	Autohome Inc (ADR)	M	Equity
ATI	Allegheny Technologies, Inc.	M	Equity
ATKR	Atkore International Group, Inc	M	Equity
ATLX	ATLAS LITHIUM CORP	M	Equity
ATMU	ATMUS FILTRATION TECHNOLGIE	M	Equity
ATNM	Actinium Pharmaceuticals, Inc.	M	Equity
ATO	Atmos Energy Corp	M	Equity
ATOM	ATOMERA INCORPORATED	M	Equity
ATOS	Atossa Therapeutics, Inc.	M	Equity
ATR	AptarGroup, Inc.	M	Equity
ATRO	ASTRONICS CORPORATION	M	Equity
ATYR	aTyr Pharma, Inc	M	Equity
AU	ANGLOGOLD ASHANTI LTD.	M	Equity
AUDC	AUDIOCODES LTD.	M	Equity
AUPH	Aurinia Pharmaceuticals Inc.	M	Equity
AUR	Aurora Innovation, Inc.	M	Equity
AUTL	AUTOLUS THERAPEUTICS PLC	M	Equity
AVAH	AVEANNA HEALTHCARE HOLDINGS	M	Equity
AVAV	Aerovironment Inc	M	Equity
AVB	AVALONBAY COMMUNITIES INC	M	Equity
AVBP	ARRIVENT BIOPHARMA, INC.	M	Equity
AVD	American Vanguard Corp.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
AVEX	AEVEX Corp.	M	Equity
AVGG	LEVERAGE SHARES 2X LONG AVGO DAILY ETF	M	ETF
AVGO	Broadcom Inc.	M	Equity
AVGX	DEFIANCE DAILY TARGET 2X LONG AVGO ETF	M	ETF
AVIR	ATE PHARMACEUTICAL INC.	M	Equity
AVL	DRXN ETF TRST DIREXION DAILY AVGO BULL 2X SHARES	M	ETF
AVNS	Avanos Medical, Inc.	M	Equity
AVNW	AVIAT NETWORKS INC	M	Equity
AVO	MISSION PRODUCE INC	M	Equity
AVPT	AvePoint, Inc	M	Equity
AVR	ANTERIS TECHNOLOGIES GLOBAL CORP.	M	Equity
AVT	AVNET INC	M	Equity
AVTR	Avantor, Inc.	M	Equity
AVTX	Avalo Therapeutics Inc.	M	Equity
AVXL	Anavex Life Sciences Corp.	M	Equity
AVY	AVERY DENNISON CORP.	M	Equity
AWI	Armstrong World Industries, Inc.	M	Equity
AWK	American Water Works Co., Inc.	M	Equity
AWRE	Aware Inc	M	Equity
AX	Axos Financial, Inc.	M	Equity
AXGN	AxoGen, Inc.	M	Equity
AXON	Axon Enterprise, Inc	M	Equity
AXP	AMERICAN EXPRESS COMPANY	M	Equity
AXS	AXIS CAPITAL HOLDINGS LIMITED	M	Equity
AXSM	Axsome Therapeutics, Inc.	M	Equity
AXTA	Axalta Coating Systems Ltd.	M	Equity
AXTI	AXT, Inc.	M	Equity
AYI	Acuity Brands, Inc.	M	Equity
AZ	A2Z CUST2MATE SOLUTIONS CORP.	M	Equity
AZN1	ASTRAZENECA	M	Equity
AZN	ASTRAZENECA	M	Equity
AZO	AUTOZONE, INC.	M	Equity
AZTA	Azenta, Inc	M	Equity
AZZ	AZZ Incorporated	M	Equity
B	Barrick Mining Corporation	M	Equity
BA	THE BOEING COMPANY	M	Equity
BABA2	ALIBABA GROUP HOLDING LTD	M	Equity
BABA	ALIBABA GROUP HOLDING LTD	M	Equity
BABX	GraniteShares ETF Trust 2x Long BABA Daily ETF	M	ETF
BAC	BANK OF AMERICA CORPORATION	M	Equity
BAH	Booz Allen Hamilton Holding Corporation	M	Equity
BALL	Ball Corporation	M	Equity
BAM	Brookfield Asset Management Inc	M	Equity
BANC	Banc of California, Inc.	M	Equity
BAND	BANDWIDTH, INC	M	Equity
BATRA	Atlanta Braves Holdings, Inc. Series A	M	Equity
BATRK	Liberty Media Corporation (Series C) Liberty Brave	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
BAX	BAXTER INTERNATIONAL INC.	M	Equity
BB	Blackberry Limited	M	Equity
BBAI	BigBear.ai Holdings, Inc.	M	Equity
BBAR	BBVA Banco Frances S.A	M	Equity
BBBY	Bed Bath & Beyond, Inc	M	Equity
BBCP	CONCRETE PUMPING HOLDINGS, INC.	M	Equity
BBD	BANCO BRADESCO S.A.	M	Equity
BBDC	Barings BDC, Inc.	M	Equity
BBIO	BridgeBio Pharma Inc	M	Equity
BBVA	BANCO BILBAO VIZCAYA	M	Equity
BBW	Build-A-Bear Workshop, Inc	M	Equity
BBWI	Bath & Body Works, Inc.	M	Equity
BBY	BEST BUY COMPANY, INC.	M	Equity
BC	BRUNSWICK CORP	M	Equity
BCC	Boise Cascade Company	M	Equity
BCE	BCE INC	M	Equity
BCO	THE BRINK'S COMPANY	M	Equity
BCRX	BIOCRYST PHARMACEUTICAS INC	M	Equity
BCS	BARCLAYS PLC	M	Equity
BCSF	BAIN CAPITAL SPECIALTY FINANCE, INC.	M	Equity
BCYC	BICYCLE THERAPEUTICS PLC	M	Equity
BDN	Brandywine Realty Trust	M	Equity
BDRY	BREAKWAVE DRY BULK SHIPPING ETF	M	ETF
BDTX	Black Diamond Therapeutics, Inc.	M	Equity
BDX	BECTON, DICKINSON AND CO	M	Equity
BE	Bloom Energy Corporation	M	Equity
BEAM	BEAM THERAPEUTICS, INC.	M	Equity
BEEM	BEAM GLOBAL	M	Equity
BEKE	E Holdings Inc	M	Equity
BEN	FRANKLIN RESOURCES INC.	M	Equity
BEP	BROOKFIELD RENEWABLE PARTNERS LP	M	Equity
BEPC	BROOKFIELD RENEWABLE CORPORATION	M	Equity
BETA	BETA Technologies, Inc.	M	Equity
BETR	BETTER HOME & FINANCE HOLDING COMPANY	M	Equity
BETZ	Roundhill Sports Betting & iGaming ETF	M	Equity
BEX	TRADR 2X LONG BE DAILY ETF	M	ETF
BFB	Brown Forman Corporation Cl. B (150 shrs)	M	Equity
BFH	Bread Financial Holdings, Inc.	M	Equity
BFLY	Butterfly Network, Inc.	M	Equity
BG	BUNGE LIMITED	M	Equity
BGC	BGC Group, Inc.	M	Equity
BGS	B&G Foods Inc.	M	Equity
BGSF	BGSF, INC.	M	Equity
BHC	Bausch Health Companies Inc.	M	Equity
BHF	Brighthouse Financial, Inc.	M	Equity
BHP	BHP BILLITON LIMITED	M	Equity
BHR	Braemar Hotels & Resorts Inc.	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
BHVN	BIOHAVEN LTD	M	Equity
BIDU	BAIDU, INC.	M	Equity
BIIB	BIOGEN IDEC INC.	M	Equity
BIL	SPDR Bloomberg Barclays 1-3 Month T-Bill ETF	M	ETF
BILI	Bilibili Inc.	M	Equity
BILL	Bill.com Holdings Inc	M	Equity
BIO	Bio-Rad Laboratories, Inc.	M	Equity
BIOA	BIOAGE LABS INC	M	Equity
BIOX	BIOCERES CROP SOLUTIONS CORP.	M	Equity
BIP	Brookfield Infrastructure Partners L.P.	M	Equity
BIPC	BROOKFIELD INFRASTRUCTURE CORPORATION	M	Equity
BIRK	Birkenstock Holding Limited	M	Equity
BITB	Bitwise Bitcoin ETF	M	ETF
BITI	PROSHARES SHORT BITCOIN STRATEGY ETF	M	ETF
BITO	ProShares Bitcoin Strategy ETF	M	ETF
BITQ	BITWISE CRYPTO INDUSTRY INNOVATORS ETF	M	ETF
BITU	PROSHARES ULTRA BITCOIN ETF	M	ETF
BITX	2X BITCOIN STRATEGY ETF	M	ETF
BIZD	VanEck BDC Income ETF	M	ETF
BJ	BJ's Warehouse Holdings, Inc.	M	Equity
BJRI	BJ S RESTAURANTS INC	M	Equity
BKD	Brookdale Senior Living Inc	M	Equity
BKE	The Buckle, Inc.	M	Equity
BKH	BLACK HILLS CORPORATION	M	Equity
BKKT	Bakkt Holdings, Inc.	M	Equity
BKLN	PowerShares Senior Loan (ETF)	M	ETF
BKNG	Booking Holdings Inc.	M	Equity
BKR	Baker Hughes Company	M	Equity
BKSY	BlackSky Technology Inc	M	Equity
BKU	BankUnited, Inc.	M	Equity
BL	BlackLine Inc	M	Equity
BLBD	BLUEBIRD CORP	M	Equity
BLCO	BAUSCH & LOMB CORP	M	Equity
BLDP	BALLARD POWER SYSTEMS INC	M	Equity
BLDR	Builders FirstSource Inc.	M	Equity
BLFS	BioLife Solutions, Inc	M	Equity
BLK	BLACKROCK INC	M	Equity
BLKB	Blackbaud Inc.	M	Equity
BLMN	Bloomin Brands Inc.	M	Equity
BLND	BLEND LABS, INC	M	Equity
BLNK	Blink Charing Co	M	Equity
BLOK	Amplify Transformational Data Sharing ETF	M	ETF
BLSH	Bullish	M	Equity
BLZE	BACKBLAZE, INC.	M	Equity
BMA	Banco Macro S.A.	M	Equity
BMBL	Bumble Inc.	M	Equity
BMEA	Biomea Fusion, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
BMNG	Leverage Shares 2X Long BMNR Daily ETF	M	ETF
BMNR	BITMINE IMMERSION TECHNOLOGIES, INC.	M	Equity
BMNU	T-REX 2X LONG BMNR DAILY TARGET ETF	M	ETF
BMO	Bank of Montreal	M	Equity
BMRN	BIOMARIN PHARMACEUTICAL INC.	M	Equity
BMY	BRISTOL-MYERS SQUIBB COMPANY	M	Equity
BN	BROOKFIELD CORPORATION	M	Equity
BNC	CEA INDUSTRIES INC	M	Equity
BND	Vanguard Total Bond Market ETF	M	ETF
BNDD	KRANESHARES QUADRATIC DEFLATION ETF	M	ETF
BNED	Barnes & Noble Education, Inc.	M	Equity
BNL	Broadstone Net Lease, Inc.	M	Equity
BNO	United States Brent Oil ETF	M	ETF
BNS	Bank of Nova Scotia	M	Equity
BNTX	BioNTech SE	M	Equity
BNY	The Bank of New York Mellon Corporation	M	Equity
BOBS	BOBS DISCOUNT FURNITURE, INC.	M	Equity
BOC	BOSTON OMAHA CORP	M	Equity
BOH	Bank of Hawaii Corp.	M	Equity
BOIL	PROSHARES ULTRA DJ-UBS NATURAL GAS	M	ETF
BOIL1	PROSHARES ULTRA DJ-UBS NATURAL GAS	M	ETF
BOOM	DMC Global Inc.	M	Equity
BOOT	Boot Barn Holdings, Inc.	M	Equity
BORR	BORR DRILLING LIMITED	M	Equity
BOTZ	Global X Robotics & Artfcl Intllgnc ETF	M	ETF
BOX	Box, Inc.	M	Equity
BP	BP PLC	M	Equity
BPOP	Popular Inc. (10 shrs)	M	Equity
BR	Broadridge Financial Solutions, Inc.	M	Equity
BRAG	BRAGG GAMING GROUP INC.	M	Equity
BRBR	BellRing Brands Inc	M	Equity
BRCC	BRC Inc.	M	Equity
BRKB	BERKSHIRE HATHAWAY INC.	M	Equity
BRKR	Bruker Corporation	M	Equity
BRLT	BRILLIANT EARTH GROUP, INC.	M	Equity
BRO	BROWN & BROWN, INC	M	Equity
BROS	DUTCH BROS INC.	M	Equity
BRR	Columbus Circle Capital Corporation I	M	Equity
BRSL	Brightstar Lottery	M	Equity
BRSP	BrightSpire Capital, Inc.	M	Equity
BRZE	BRAZE, INC.	M	Equity
BRZU	Direxion Daily Brazil Bull 3X ETF	M	ETF
BSBR	Banco Santander Brasil SA	M	Equity
BSM	Black Stone Minerals L.P.	M	Equity
BSOL	Bitwise Solana Staking ETF	M	ETF
BSX	BOSTON SCIENTIFIC CORPORATION	M	Equity
BSY	BENTLEY SYSTEMS INCORPORATED	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
BTBT	BIT DIGITAL, INC.	M	Equity
BTC	Grayscale Bitcoin Mini Trust ETF	M	ETF
BTCI	NEOS BITCOIN HIGH INCOME ETF	M	ETF
BTCS	BTCS INC.	M	Equity
BTCZ	T-Rex 2X Inverse Bitcoin Daily Target ETF	M	ETF
BTDR	BITDEER TECHNOLOGIES GROUP CLASS A	M	Equity
BTE	BAYTEX ENERGY CORP.	M	Equity
BTF	VALKYRIE BITCOIN STRATEGY ETF	M	ETF
BTG	B2Gold Corp.	M	Equity
BTGO	BITGO HOLDINGS INC	M	Equity
BTI	British American Tobacco PLC	M	Equity
BTQ	BTQ TECHNOLOGIES CORP.	M	Equity
BTSG	BRIGHTSPRING HEALTH SERVICES INC	M	Equity
BTU	Peabody Energy Corporation	M	Equity
BUD	Anheuser-Busch InBev	M	Equity
BUG	GLOBAL X CYBER SECURITY	M	ETF
BULL	Webull Corporation	M	Equity
BUR	BURFORD CAP LTD	M	Equity
BURL	Burlington Stores Inc	M	Equity
BUZZ	VANECK VECTORS SOCIAL SENTIMENT ETF	M	ETF
BVN	COMPANIA DE MINAS BUENAVENTURA S.A.-ADR	M	Equity
BVS	Bioventus Inc.	M	Equity
BW	Babcock & Wilcox Enterprises, Inc.	M	Equity
BWA	BORGWARNER INC.	M	Equity
BWEN	BROADWIND, INC.	M	Equity
BWIN	Baldwin Insurance Group, Inc.	M	Equity
BWXT	BWX Technologies, Inc.	M	Equity
BX	THE BLACKSTONE GROUP LP	M	Equity
BXMT	Blackstone Mortgage Trust, Inc.	M	Equity
BXP	BOSTON PROPERTIES INC	M	Equity
BXSL	BLACKSTONE SECURED LENDING FUND	M	Equity
BYD	BOYD GAMING CORP.	M	Equity
BYND	Beyond Meat, Inc.	M	Equity
BYRN	BYRNA TECHNOLOGIES INC.	M	Equity
BZ	KANZHUN LTD.	M	Equity
BZAI	BLAIZE HOLDINGS, INC.	M	Equity
BZFD	BUZZFEED, INC	M	Equity
BZH	BEAZER HOMES USA INC.	M	Equity
BZUN	Baozun Inc.	M	Equity
C	CITIGROUP, INC.	M	Equity
CAAP	CORPORACION AMERICA AIRPORTS S.A.	M	Equity
CABA	CABALETTA BIO, INC.	M	Equity
CACI	CACI INTERNATIONAL, INC.	M	Equity
CADL	CANDEL THERAPEUTICS, INC.	M	Equity
CAE	CAE Inc	M	Equity
CAG	ConAgra Brands, Inc.	M	Equity
CAH	CARDINAL HEALTH INC	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
CAI	Caris Life Sciences, Inc.	M	Equity
CAKE	THE CHEESECAKE FACTORY	M	Equity
CAL	Caleres, Inc.	M	Equity
CALF	PACER US SMALL CAP CASH COWS 100 ETF	M	ETF
CALM	Cal-Maine Foods, Inc.	M	Equity
CALX	Calix, Inc.	M	Equity
CALY	Callaway Golf Company	M	Equity
CAMT	Camtek Ltd.	M	Equity
CAN	CANAAN INC. SPONSORED ADR	M	Equity
CANE	Teucrium Sugar	M	ETF
CAPL	CROSSAMERICA PARTNERS LP	M	Equity
CAPR	Capricor Therapeutics, Inc.	M	Equity
CAR	Avis Budget Group Inc	M	Equity
CARG	CarGurus, Inc.	M	Equity
CARR	Carrier Global Corporation	M	Equity
CARS	Cars.com Inc.	M	Equity
CART	Instacart (Maplebear Inc.)	M	Equity
CASY	Casey's General Stores, Inc.	M	Equity
CAT	CATERPILLAR INC.	M	Equity
CATO	Cato Corp. Cl A	M	Equity
CATX	PERSPECTIVE THERAPEUTICS INC	M	Equity
CAVA	CAVA GROUP INC	M	Equity
CB	Chubb Limited	M	Equity
CBAT	CBAK ENERGY TECHNOLOGY, INC.	M	Equity
CBC	Central Bancompany, Inc.	M	Equity
CBL	CBL & ASSOCIATES PROPERTIES, INC.	M	Equity
CBOE	CBOE HOLDINGS, INC.	M	Equity
CBRE	CBRE Group, Inc.	M	Equity
CBRL	Cracker Barrel Old Country Store	M	Equity
CBRS	Cerebras Systems Inc.	M	Equity
CBT	CABOT CORPORATION	M	Equity
CC	The Chemours Company	M	Equity
CCC	CCC Intelligent Solutions Holdings Inc.	M	Equity
CCCC	C4 THERAPEUTICS, INC.	M	Equity
CCEP	Coca-Cola European Partners plc	M	Equity
CCI	CROWN CASTLE INTER.	M	Equity
CCJ	CAMECO CORPORATION	M	Equity
CCK	CROWN HOLDINGS INC.	M	Equity
CCL	CARNIVAL CORPORATION	M	Equity
CCLD	CareCloud, Inc.	M	Equity
CCO	Clear Channel Outdoor HLD Inc CL. A	M	Equity
CCOI	Cogent Communications Holdings, Inc.	M	Equity
CCRN	Cross Country Healthcare, Inc.	M	Equity
CCS	Century Communities, Inc.	M	Equity
CD	Chaince Digital Holdings Inc	M	Equity
CDE	COEUR d' ALENE MINES CORP	M	Equity
CDNA	CareDx, Inc	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
CDNS	CADENCE DESIGN SYSTEMS, I	M	Equity
CDW	CDW CORPORATION	M	Equity
CDXS	Codexis Inc.	M	Equity
CDZI	Cadiz Inc.	M	Equity
CE	CELANESE CORPORATION	M	Equity
CECO	CECO Environmental Corporation	M	Equity
CEG	CONSTELLATION ENERGY CORPORATION	M	Equity
CELC	CELCUITY INC.	M	Equity
CELH	Celsius Holdings, Inc.	M	Equity
CELU	Celularity Inc.	M	Equity
CENX	CENTURY ALUMINUM COMPANY	M	Equity
CEPO	CANTOR EQUITY PARTNERS I, INC.	M	Equity
CERS	CERUS CORPORATION	M	Equity
CERT	CERTARA, INC.	M	Equity
CEVA	Ceva Inc	M	Equity
CF	CF INDUSTRIES HOLDINGS, INC.	M	Equity
CFG	Citizens Financial Group, Inc.	M	Equity
CFR	CULLEN/FROST BANKERS INC.	M	Equity
CG	The Carlyle Group LP	M	Equity
CGAU	CENTERRA GOLD INC.	M	Equity
CGBD	Carlyle Secured Lending, Inc.	M	Equity
CGC	Canopy Growth Corporation	M	Equity
CGEM	CULLINAN ONCOLOGY, INC.	M	Equity
CGEN	Compugen Ltd.	M	Equity
CGNT	COGNYTE SOFTWARE LTD	M	Equity
CGNX	COGNEX CORPORATION	M	Equity
CGON	CYBIN, INC.	M	Equity
CHAT	TIDAL TRUST II ROUNDHILL GENERATIVE AI & TECH ETF	M	ETF
CHAU	Direxion Dly CSI 300 Chn A Shr Br 2X ETF	M	ETF
CHCT	COMMUNITY HEALTHCARE TRUST INCORPORATED	M	Equity
CHD	CHURCH & DWIGHT CO.	M	Equity
CHDN	Churchill Downs, Inc.	M	Equity
CHE	Chemed Corporation	M	Equity
CHEF	Chefs' Warehouse Inc/The	M	Equity
CHGG	CHEGG, INC	M	Equity
CHKP	CHECK POINT SOFTWARE TECHNOLOGIES LTD.	M	Equity
CHMI	CHERRY HILL MORTGAGE INVESTMENT CORP.	M	Equity
CHPT	ChargePoint Holdings, Inc.	M	Equity
CHRD	Chord Energy Corporation	M	Equity
CHRS	Coherus BioSciences, Inc.	M	Equity
CHRW	CH ROBINSON WORLDWIDE INC.	M	Equity
CHTR	Charter Communications Inc. Cl A	M	Equity
CHWY	Chewy, Inc.	M	Equity
CHYM	Chime Financial, Inc.	M	Equity
CI	CIGNA CORPORATION	M	Equity
CIA	Citizens Inc.	M	Equity
CIBR	First Trust NASDAQ Cybersecurity ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
CIEN	CIENA CORPORATION	M	Equity
CIFR	Cipher Mining Inc.	M	Equity
CIG	Companhia Energetica de Minas Gerais - CEMIG (125)	M	Equity
CIM	CHIMERA INVESTMENT CORPORATION	M	Equity
CINF	Cincinnati Financial Corp.	M	Equity
CL	COLGATE-PALMOLIVE COMPANY	M	Equity
CLAR	Clarus Corporation	M	Equity
CLB	Core Laboratories N.V.	M	Equity
CLBT	Cellebrite DI Ltd.	M	Equity
CLDX	Celldex Therapeutics, Inc.	M	Equity
CLF	CLIFFS NATURAL RESOURCES INC.	M	Equity
CLFD	Clearfield, Inc.	M	Equity
CLH	CLEAN HARBORS INC	M	Equity
CLLS	Cellectis S.A.	M	Equity
CLMT	Calumet Specialty Products Partners, L.P.	M	Equity
CLNE	CLEAN ENERGY FUELS CORPORATION	M	Equity
CLOU	Global X Cloud Computing ETF Global X Cloud Computing ETF	M	ETF
CLOV	Clover Health Investments, Corporation	M	Equity
CLPR	CLIPPER REALTY, INC.	M	Equity
CLPT	CLEARPOINT NEURO INC	M	Equity
CLS	Celestica, Inc.	M	Equity
CLSK	CleanSpark, Inc.	M	Equity
CLVT	Clarivate Plc	M	Equity
CLW	Clearwater Paper Corporation	M	Equity
CLX	CLOROX CO	M	Equity
CM	Canadian Imperial Bank of Commerce	M	Equity
CMBT	Euronav NV	M	Equity
CMC	COMMERCIAL METALS COMPANY	M	Equity
CMCM	Cheetah Mobile Inc.	M	Equity
CMCSA	COMCAST CORPORATION	M	Equity
CMCS1	COMCAST CORPORATION	M	Equity
CME	CME GROUP INC.	M	Equity
CMG	CHIPOTLE MEXICAN GRILL, INC.	M	Equity
CMI	CUMMINS INC.	M	Equity
CMP	Compass Minerals International, Inc.	M	Equity
CMPR	CIMPRESS N.V.	M	Equity
CMPS	COMPASS PATHWAYS PLC	M	Equity
CMPX	COMPASS THERAPEUTICS, INC.	M	Equity
CMRC	Commerce.com, Inc	M	Equity
CMRE	Costamare Inc.	M	Equity
CMS	CMS ENERGY CORPORATION	M	Equity
CMTG	CLAROS MORTGAGE TRUST, INC.	M	Equity
CMTL	COMTECH TELECOMMUNICATION	M	Equity
CNA	CNA FINANCIAL CORPORATION	M	Equity
CNC	CENTENE CORP	M	Equity
CNDT	Conduent Incorporated	M	Equity
CNH	CNH Industrial N.V.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
CNI	CANADIAN NATIONAL RAILWAY	M	Equity
CNK	Cinemark Holdings, Inc.	M	Equity
CNM	CORE & MAIN INC	M	Equity
CNMD	CONMED CORP.	M	Equity
CNNE	Cannae Holdings, Inc.	M	Equity
CNO	CNO Financial Group, Inc.	M	Equity
CNP	CENTERPOINT ENERGY, INC.	M	Equity
CNQ	CANADIAN NATURAL RESOURCES LIMITED	M	Equity
CNR	Core Natural Resources, Inc.	M	Equity
CNTA	CENTESSA PHARMACEUTICALS PLC	M	Equity
CNTY	Century Casinos, Inc.	M	Equity
CNVS	CINEVERSE CORP	M	Equity
CNX	CNX Resources Corporation	M	Equity
CNXC	CONCENTRIX CORPORATION	M	Equity
COAL	RANGE GLOBAL COAL INDEX ETF	M	ETF
COCO	VITA COCO COMPANY, INC.	M	Equity
CODI	Compass Diversified Holdings LLC	M	Equity
COF	CAPITAL ONE FINANCIAL CORPORATION	M	Equity
COGT	COGENT BIOSCIENCES, INC.	M	Equity
COHR	Coherent Corporation	M	Equity
COHU	Cohu, Inc.	M	Equity
COIN	Coinbase Global, Inc.	M	Equity
COKE	Coca Cola Consolidated Inc.	M	Equity
COLB	Columbia Banking System, Inc.	M	Equity
COLD	Americold Realty Trust	M	Equity
COLM	COLUMBIA SPORTWEAR CO.	M	Equity
COLO	Global X MSCI Colombia ETF	M	ETF
COMP	COMPASS INC	M	Equity
CONI	GraniteShares 2x Short COIN Daily ETF	M	ETF
CONL	GraniteShares ETF Trust GraniteShares 2x Long COIN	M	ETF
CONY	YIELDMAX COIN OPTION INCOME STRATEGY ETF	M	ETF
CONY1	YIELDMAX COIN OPTION INCOME STRATEGY ETF	M	ETF
COO	Cooper Companies, Inc.	M	Equity
COP	CONOCOPHILLIPS	M	Equity
COPJ	SPROTT JUNIOR COPPER MINERS ETF	M	ETF
COPX	GLOBAL X COPPER MINERS ETF	M	ETF
COR	Cencora, Inc.	M	Equity
CORN	TEUCRIUM COMMODITY TRUST CORN FUND SHARES ETF	M	ETF
CORT	Corcept Therapeutics Incorporated	M	Equity
CORZ	CORE SCIENTIFIC, INC	M	Equity
COSM	COSMOS HOLDINGS INC.	M	Equity
COST	COSTCO WHOLESALE CORPORATION	M	Equity
COTY	COTY INC.	M	Equity
COUR	COURSERA, INC.	M	Equity
CP	Canadian Pacific Railway Limited	M	Equity
CPA	Copa Holdings SA	M	Equity
CPAY	Corpay, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
CPB	CAMPBELL SOUP CO	M	Equity
CPER	UNITED STATES COPPER INDEX FUND	M	ETF
CPIX	CUMBERLAND PHARMACEUTICALS INC.	M	Equity
CPNG	COUPANG INC	M	Equity
CPRI	Capri Holdings Limited	M	Equity
CPRT	COPART INC	M	Equity
CPRX	CATALYST PHARMACEUTICAL PARTNES INC.	M	Equity
CPS	Cooper-Standard Holdings Inc.	M	Equity
CPSH	CPS TECHNOLOGIES CORPORATION	M	Equity
CPT	Camden Property Trust	M	Equity
CQP	Cheniere Energy Ptnrs L.P.	M	Equity
CR	Crane Co.	M	Equity
CRBG	COREBRIDGE FINANCIAL INC	M	Equity
CRBP	CORBUS PHARMACEUTICALS HOLDINGS, INC.	M	Equity
CRBU	CARIBOU BIOSCIENCES, INC.	M	Equity
CRC	CALIFORNIA RESOURCES CORP	M	Equity
CRCA	PROSHARES ULTRA CRCL	M	ETF
CRCG	LEVERAGE SHARES 2X LONG CRCL Daily ETF	M	ETF
CRCL	Circle Internet Group	M	Equity
CRCT	CRICUT, INC.	M	Equity
CRDF	Cardiff Oncology, Inc.	M	Equity
CRDL	CARDIOL THERAPEUTICS INC.	M	Equity
CRDO	CREDO TECHNOLOGY GROUP HOLDING LTD.	M	Equity
CRDU	Tradr 2X Long CRDO Daily ETF	M	ETF
CRESY	Cresud Sociedad Anonima Comercial, Inmobiliaria, Financiera y Agropecu	M	Equity
CRGY	CRESCENT ENERGY COMPANY	M	Equity
CRH	CRH plc	M	Equity
CRI	CARTER'S , INC.	M	Equity
CRK	COMSTOCK RESOURCES INC.	M	Equity
CRL	Charles River Laboratories International, Inc.	M	Equity
CRM	SALESFORCE.COM, INC	M	Equity
CRMD	CorMedix Inc.	M	Equity
CRMG	Leverage Shares 2X Long CRM Daily ETF	M	ETF
CRML	Critical Metals Corp.	M	Equity
CRNC	Cerence Inc.	M	Equity
CRNT	Ceragon Networks Ltd.	M	Equity
CRNX	CRINETICS PHARMACEUTICALS INC	M	Equity
CRON	Cronos Group Inc.	M	Equity
CROX	CROCS, INC.	M	Equity
CRS	CARPENTER TECHNOLOGY CORP.	M	Equity
CRSP	CRISPR Therapeutics AG	M	Equity
CRSR	CORSAIR GAMING, INC.	M	Equity
CRTO	CRITEO SA	M	Equity
CRUS	CIRRUS LOGIC INC.	M	Equity
CRVS	Corvus Pharmaceuticals, Inc.	M	Equity
CRWD	CrowdStrike Holdings, Inc.	M	Equity
CRWG	LEVERAGE SHARES 2X LONG CRWV Daily ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
CRWL	GRANITESHARES 2X LONG CRWD DAILY ETF	M	ETF
CRWV	CoreWeave, Inc.	M	Equity
CSCO	CISCO SYSTEMS, INC.	M	Equity
CSGP	LoopNet, Inc. (Merger)	M	Equity
CSIQ	Canadian Solar Inc	M	Equity
CSL	Carlisle Companies Incorporated	M	Equity
CSTE	CAESARSTONE SDOT-YAM LTD.	M	Equity
CSTL	CASTLE BIOSCIENCES, INC.	M	Equity
CSTM	CONSTELLIUM N.V	M	Equity
CSV	Carriage Services, Inc.	M	Equity
CSWC	Capital Southwest Corp	M	Equity
CSX	CSX CORPORATION	M	Equity
CTAS	CINTAS CORP.	M	Equity
CTMX	CytomX Therapeutics, Inc.	M	Equity
CTOS	Custom Truck One Source, Inc.	M	Equity
CTRI	CENTURI HOLDINGS INC.	M	Equity
CTRM	CASTOR MARITIME, INC.	M	Equity
CTSH	COGNIZANT TECHNOLOGY SOLUTIONS CORPORATION	M	Equity
CTSO	CYTOSORBENTS CORPORATION	M	Equity
CTVA	Corteva, Inc.	M	Equity
CTXR	CITIUS PHARMACEUTICALS INC	M	Equity
CUBE	CubeSmart	M	Equity
CUBI	Customers Bancorp, Inc Common Stock	M	Equity
CULP	Culp, Inc.	M	Equity
CURE	Direxion Daily Healthcare Bull 3X ETF	M	ETF
CURI	CURIOSITYSTREAM INC	M	Equity
CURV	TORRID HOLDINGS INC.	M	Equity
CVE	Cenovus Energy Inc.	M	Equity
CVGI	Commercial Vehicle Group, Inc.	M	Equity
CVI	CVR Energy, Inc.	M	Equity
CVLG	Covenant Logistics Group, Inc.	M	Equity
CVLT	Commvault Systems Inc	M	Equity
CVNA	Carvana Co.	M	Equity
CVRX	CVRX, INC.	M	Equity
CVS	CVS CAREMARK CORPORATION	M	Equity
CVSA	Covista Inc.	M	Equity
CVU	CPI AEROSTRUCTURES, INC.	M	Equity
CVX	CHEVRON CORPORATION	M	Equity
CW	Curtiss-Wright Corporation	M	Equity
CWAN	CLEARWATER ANALYTICS HOLDINGS	M	Equity
CWB	SPDR Barclays Convertible Secs ETF	M	ETF
CWEB	Direxion Shares ETF Trust - Direxion Daily CSI China Internet Index Bull 2X	M	ETF
CWEN	Clearway Energy, Inc.	M	Equity
CWH	Camping World Holdings, Inc.	M	Equity
CWK	Cushman Wakefield Plc	M	Equity
CWST	Casella Waste Systems Inc.	M	Equity
CWVX	TRADR 2X LONG CRWV DAILY ETF	M	ETF

MIAX Options Securities List as of 6/4/2026			
Und Symbol	Company Name	List Exch	Inst Type
CWVX1	TRADR 2X LONG CRWV DAILY ETF	M	ETF
CX	CEMEX, S.A.B. DE C.V.	M	Equity
CXAI	CXApp Inc.	M	Equity
CXDO	CREXENDO, INC.	M	Equity
CXM	SPRINKLR, INC.	M	Equity
CXW	CORRECTIONS CORPORATION OF AMERICA	M	Equity
CYD	China Yuchai International Limited	M	Equity
CYH	COMMUNITY HEALTH SYSTEMS, INC.	M	Equity
CYPH	Cypherpunk Technologies Inc.	M	Equity
CYRX	CryoPort, Inc	M	Equity
CYTK	CYTOKINETICS, INCORPORATED	M	Equity
CZR	Caesars Entertainment Corporation	M	Equity
D	DOMINION RESOURCES	M	Equity
DAC	DANAOS CORPORATION	M	Equity
DAIO	DATA I O CORPORATION	M	Equity
DAKT	DAKTRONICS INC.	M	Equity
DAL	DELTA AIR LINES INC.	M	Equity
DAN	Dana Holding Corporation	M	Equity
DAO	YOUDAO INC	M	Equity
DAPP	VanEck Digital Transformation ETF	M	ETF
DAR	Darling International, Inc.	M	Equity
DASH	DoorDash, Inc.	M	Equity
DAVA	ENDAVA PLC	M	Equity
DAVE	Dave Inc.	M	Equity
DB	DEUTSCHE BANK AG	M	Equity
DBA	POWERSHARES DB AGRICULTURE	M	ETF
DBB	PowerShares DB Base Metals ETF	M	ETF
DBC	PoweShares DB Commodity Index Tracking Fund	M	ETF
DBI	Designer Brands Inc.	M	Equity
DBO	PowerShares DB Oil Fund	M	ETF
DBRG	DigitalBridge Group, Inc.	M	Equity
DBX	Dropbox, Inc.	M	Equity
DC	DAKOTA GOLD CORP	M	Equity
DCGO	DOCGO INC	M	Equity
DCH	Dauch Corporation	M	Equity
DCI	Donaldson Company, Inc.	M	Equity
DCOM	Dime Community Bancshares, Inc.	M	Equity
DCTH	DELCATH SYSTEM INC	M	Equity
DD	DuPont de Nemours, Inc.	M	Equity
DDD	3D SYSTEMS CORPORATION	M	Equity
DDL	DINGDONG LTD.	M	Equity
DDM	ProShares Ultra Dow30	M	ETF
DDOG	Datadog Inc	M	Equity
DE	DEERE & COMPANY	M	Equity
DECK	DECKERS OUTDOOR CORPORATION	M	Equity
DEFT	DEFI TECHNOLOGIES, INC	M	Equity
DEI	Douglas Emmett Inc	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
DELL	Dell Technologies, Inc.	M	Equity
DEO	DIAGEO PLC	M	Equity
DFDV	DeFi Development Corp	M	Equity
DFEN	Direxion Daily Aerospace & Defense Bull 3X Shares Direxion Daily Aerosp	M	ETF
DFH	DREAM FINDERS HOMES, INC.	M	Equity
DFTX	Definium Therapeutics, Inc.	M	Equity
DG	DOLLAR GENERAL CORPORATION	M	Equity
DGNX	DIGINEX LTD	M	Equity
DGRO	iShares Core Dividend Growth ETF	M	Equity
DGX	QUEST DIAGNOSTICS INC	M	Equity
DGXX	DIGI POWER X INC.	M	Equity
DH	DEFINITIVE HEALTHCARE CORP.	M	Equity
DHC	Diversified Healthcare Trust (	M	Equity
DHI	DR HORTON INC.	M	Equity
DHR	DANAHER CORPORATION	M	Equity
DHT	DHT Holdings, Inc.	M	Equity
DHX	DHI Group, Inc.	M	Equity
DIA	SPDR DOW JONES INDUSTRIAL AVERAGE	M	ETF
DIBS	1STDIBS.COM, INC.	M	Equity
DIG	ProShares Ultra Oil & Gas	M	ETF
DIN	DineEquity, Inc	M	Equity
DINO	HF Sinclair Corporation	M	Equity
DIOD	Diodes Incorporated	M	Equity
DIS	THE WALT DISNEY COMPANY	M	Equity
DIVO	AMPLIFY CWP ENHANCED DIVIDEND INCOME ETF	M	ETF
DJP	iPath DJ-UBS Commodity Indx Tot Ret ETN	M	ETF
DJT	Trump Media & Technology Group Corp.	M	Equity
DK	Delek US Holdings, Inc.	M	Equity
DKL	Delek Logistics Partners LP	M	Equity
DKNG	DraftKings Inc.	M	Equity
DKS	DICK'S SPORTING GOODS INC.	M	Equity
DLB	DOLBY LABORATORIES, INC.	M	Equity
DLHC	DLH HOLDINGS CORP.	M	Equity
DLNG	Dynagas LNG Partners LP	M	Equity
DLO	DLOCAL, LTD	M	Equity
DLR	Digital Realty Trust Inc	M	Equity
DLTH	Duluth Holdings Inc.	M	Equity
DLTR	DOLLAR TREE, INC.	M	Equity
DLX	DELUXE CORPORATION	M	Equity
DMAC	DIAMEDICA THERAPEUTICS INC.	M	Equity
DMLP	Dorchester Minerals LP	M	Equity
DMRC	Digimarc Corporation	M	Equity
DNA	Ginkgo Bioworks Holdings, Inc. (	M	Equity
DNLI	Denali Therapeutics Inc	M	Equity
DNN	Denison Mines Corp.	M	Equity
DNOW	NOW, INC.	M	Equity
DNTH	DIANTHUS THERAPEUTICS, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
DNUT	KRISPY KREME, INC	M	Equity
DOC	Physicians Realty Trust	M	Equity
DOCN	DIGITALOCEAN HOLDINGS, INC.	M	Equity
DOCS	DOXIMITY, INC	M	Equity
DOCU	Docusign Inc.	M	Equity
DOG	ProShares Short Dow30	M	ETF
DOLE	DOLE PLS	M	Equity
DOMO	Domo, Inc.	M	Equity
DOO	BRP Inc.	M	Equity
DOUG	DOUGLAS ELLIMAN INC.	M	Equity
DOV	DOVER CORPORATION	M	Equity
DOW	Dow Inc.	M	Equity
DOX	AMDOCS LTD	M	Equity
DPRO	DRAGONFLY INC	M	Equity
DPST	Direxion Shares ETF Trust - Direxion Daily Regional Banks Bull 3X Shares	M	ETF
DPZ	DOMINO'S PIZZA INC	M	Equity
DQ	Daqo New Energy Corp	M	Equity
DRAM	Roundhill Memory ETF (DRAM)	M	ETF
DRD	DRDGOLD Ltd.	M	Equity
DRI	DARDEN RESTAURANTS, INC.	M	Equity
DRIP	Direxion Dly S&P Oil&Gs Ex&Prd Br 3X ETF	M	ETF
DRN	Direxion Daily Real Estate Bull 3x ETF	M	ETF
DRS	Leonardo DRS, Inc.	M	Equity
DRTS	ALPHA TAU MEDICAL LTD.	M	Equity
DRV	Direxion Daily Real Estate Bear 3x ETF	M	ETF
DRVN	DRIVEN BRANDS HOLDINGS INC	M	Equity
DSGX	DESCARTES SYSTEM GROUP INC	M	Equity
DSP	VIANT TECHNOLOGY, INC.	M	Equity
DSX	DIANA SHIPPING INC	M	Equity
DT	Dynatrace Inc	M	Equity
DTCX	Datacentrex, Inc.	M	Equity
DTE	DTE Energy Company	M	Equity
DTM	DT Midstream, Inc.	M	Equity
DUK	DUKE ENERGY CORPORATION	M	Equity
DUOL	DUOLINGO, INC.	M	Equity
DUST1	Direxion Daily Gold Miners Bear 3X Shares	M	ETF
DUST	Direxion Daily Gold Miners Bear 3X Shares	M	ETF
DV	DOUBLEVERIFY HOLDINGS INC	M	Equity
DVA	DaVita HealthCare Partners Inc.	M	Equity
DVN	DEVON ENERGY CORPORATION	M	Equity
DVY	ISHARES DJ SELECT DIVIDEND	M	ETF
DX	Dynex Capital, Inc.	M	Equity
DXC	DXC Technology Company	M	Equity
DXCM	DexCom, Inc.	M	Equity
DXD	ProShares UltraShort Dow30 (25 Shares)	M	ETF
DXJ	WISDOMTREE JAPAN HEDGED EQUITY FUND	M	ETF
DXLG	DESTINATION XL GROUP, INC.	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	Company Name	List Exch	Inst Type
DXPE	DXP Enterprises, Inc.	M	Equity
DY	DYCOM INDUSTRIES INC.	M	Equity
DYAI	DYADIC INTERNATIONAL, INC.	M	Equity
DYN	DYNE THERAPEUTICS INC	M	Equity
DYNC	Dynamix Corporation	M	Equity
E	ENI SpA	M	Equity
EA	ELECTRONIC ARTS INC.	M	Equity
EAF	GrafTech International Ltd.	M	Equity
EAT	BRINKER INT'L, INC.	M	Equity
EBAY	EBAY INC.	M	Equity
EBC	EASTERN BANKSHARES, INC.	M	Equity
EBS	Emergent Biosolutions, Inc.	M	Equity
EC	Ecopetrol SA	M	Equity
ECH	iShares MSCI Chile ETF	M	ETF
ECL	ECOLAB INC.	M	Equity
ECPG	Encore Capital Group Inc	M	Equity
ECVT	Ecovyst Inc.	M	Equity
ED	CON EDISON	M	Equity
EDC	Direxion Daily Emerging Markets Bull 3X Shares (20	M	ETF
EDIT	Editas Medicine, Inc.	M	Equity
EDU	NEW ORIENTAL EDUCATION & TECHNOLOGY GROUP	M	Equity
EDV	VANGUARD EXTENDED DURATION TREASURY ETF	M	ETF
EDZ	Direxion Daily Emerging Markets Bear 3X Share	M	ETF
EE	EXCELERATE ENERGY, INC.	M	Equity
EEFT	EURONET WORLDWIDE, INC.	M	Equity
EEM	ISHARES MSCI EMERGING MARKETS INDEX	M	ETF
EETH	PROSHARES ETHER STRATEGY ETF	M	ETF
EEV	ProShares UltraShort MSCI Emerging Mkts	M	ETF
EFA	ISHARES MSCI EAFE INDEX	M	ETF
EFC	Ellington Financial LLC	M	Equity
EFOR	Everforth, Inc.	M	Equity
EFV	Ishares Msci Value Index Fund	M	ETF
EFX	EQUIFAX INC.	M	Equity
EG	Everest Group, Ltd.	M	Equity
EGAN	Egain Communications Corp.	M	Equity
EGBN	Eagle Bancorp Inc	M	Equity
EGHT	8x8 Inc	M	Equity
EGO	ELDORADO GOLD CORPORATION	M	Equity
EGY	VAALCO ENERGY INC	M	Equity
EH	EHANG HOLDINGS LTD. SPONSORED ADR	M	Equity
EHC	Encompass Health Corporation	M	Equity
EHTH	eHealth, Inc.	M	Equity
EIX	EDISON INTERNATIONAL	M	Equity
EL	The Estée Lauder Companies Inc.	M	Equity
ELAN	Elanco Animal Health Incorporated	M	Equity
ELDN	ELEDON PHARMACEUTICALS, INC.	M	Equity
ELF	e.l.f. Beauty, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ELME	Elme Communities	M	Equity
ELS	Equity Lifestyle Properties, Inc.	M	Equity
ELTX	Elicio Therapeutics Inc.	M	Equity
ELV	Elevance Health, Inc	M	Equity
EMB	iShares J.P. Morgan USD Emerging Markets Bond ETF	M	ETF
EMBC	EMBECTA CORP.	M	Equity
EMBJ	Embraer S.A.	M	Equity
EME	EMCOR GROUP INC	M	Equity
EMLC	VanEck Vectors J.P. Morgan EM Local Currency Bond ETF	M	ETF
EMN	EASTMAN CHEMICAL COMPANY	M	Equity
EMPD	EMPERY DIGITAL INC.	M	Equity
EMR	EMERSON ELECTRIC COMPANY	M	Equity
ENB	Enbridge Inc	M	Equity
ENLV	ENLIVEX THERAPEUTICS LTD.	M	Equity
ENOV	Enovis Corporation	M	Equity
ENPH	Enphase Energy Inc.	M	Equity
ENR	Energizer Holdings, Inc.	M	Equity
ENS	Enersys	M	Equity
ENSG	Ensign Group, Inc.	M	Equity
ENTA	Enanta Pharmaceuticals, Inc.	M	Equity
ENTG	Entegris, Inc.	M	Equity
ENTX	ENTERA BIO LTD.	M	Equity
ENVA	Enova International, Inc.	M	Equity
ENVX	Enovix Corporation	M	Equity
EOG	EOG RESOURCES, INC.	M	Equity
EOLS	Evolus, Inc.	M	Equity
EOSE	Eos Energy Enterprises, Inc.	M	Equity
EPAM	EPAM Systems, Inc.	M	Equity
EPC	Edgewell Personal Care Company	M	Equity
EPD	ENTERPRISE PRODUCTS PARTNERS L.P.	M	Equity
EPI	WisdomTree India Earning Fund	M	ETF
EPM	Evolution Petroleum Corporation	M	Equity
EPR	EPR Properties	M	Equity
EPRT	Essential Properties Realty Trust Inc	M	Equity
EPV	ProShares UltraShort FTSE Europe	M	ETF
EQ	EQUILLIUM, INC.	M	Equity
EQH	AXA Equitable Holdings, Inc.	M	Equity
EQIX	EQUINIX, INC.	M	Equity
EQNR	Equinor ASA	M	Equity
EQPT	EquipmentShare.com Inc	M	Equity
EQR	EQUITY RESIDENTIAL	M	Equity
EQT	EQT Corporation	M	Equity
EQX	Equinox Gold Corp.	M	Equity
ERAS	ERASCA, INC.	M	Equity
ERIC	Ericsson	M	Equity
ERIE	Erie Indemnity Company Cl A	M	Equity
ERII	Energy Recovery Inc.	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
ERO	ERO COPPER CORP.	M	Equity
ERX	DIREXION DAILY ENERGY BULL 3X SHARES	M	ETF
ERY	Direxionshares Daily Energy Bear 3X Shares	M	ETF
ES	Eversource Energy	M	Equity
ESI	Element Solutions Inc.	M	Equity
ESLT	ELBIT SYSTEMS LTD.	M	Equity
ESPR	Esperion Therapeutics, Inc.	M	Equity
ESRT	Empire State Realty Trust, Inc.	M	Equity
ESS	Essex Property Trust Inc.	M	Equity
ESTA	ESTABLISHMENT LABS HOLDINGS, INC.	M	Equity
ESTC	Elastic N.V.	M	Equity
ET	Energy Transfer LP	M	Equity
ETD	Ethan Allen Interiors Inc.	M	Equity
ETH	Grayscale Ethereum Mini Trust ETF	M	ETF
ETHA	iShares Ethereum Trust	M	ETF
ETHD	PROSHARES ULTRASHORT ETHER ETF	M	ETF
ETHD1	PROSHARES ULTRASHORT ETHER ETF	M	ETF
ETHE	Grayscale Ethereum Trust ETF	M	ETF
ETHT	PROSHARES ULTRA ETHER ETF	M	ETF
ETHU	2X ETHER ETF	M	ETF
ETHW	Bitwise Ethereum ETF	M	ETF
ETN	EATON CORPORATION PLC	M	Equity
ETON	ETON PHARMACEUTICALS, INC	M	Equity
ETOR	eToro Group Ltd.	M	Equity
ETR	ENTERGY CORPORATION	M	Equity
ETSY	Etsy,Inc.	M	Equity
EU	ENCORE ENERGY CORP.	M	Equity
EUAD	SELECT STOXX EUROPE AEROSPACE & DEFENSE ETF	M	ETF
EUFN	iShares MSCI Europe Financials ETF	M	ETF
EUO	PROSHARES ULTRASHORT EURO	M	ETF
EVC	Entravision Communications Corporation	M	Equity
EVER	EverQuote Inc	M	Equity
EVEX	Eve Holding, Inc	M	Equity
EVGO	EVgo Inc.	M	Equity
EVH	Evolent Health, Inc.	M	Equity
EVLV	Evolv Technologies Holdings, Inc.	M	Equity
EVR	Evercore Partners Inc.	M	Equity
EVRG	Evergy, Inc.	M	Equity
EVTL	VERTICAL AEROSPACE LTD.	M	Equity
EW	EDWARDS LIFESCIENCES CORP.	M	Equity
EWA	ISHARES MSCI AUSTRALIA INDEX	M	ETF
EWBC	EAST WEST BANCORP INC	M	Equity
EWC	iShares Canada Index ETF	M	ETF
EWG	iShares MSCI Germany Index Fund ETF	M	ETF
EWH	ISHARES MSCI HONG KONG INDEX	M	ETF
EWI	iShares MSCI Italy Index Fund	M	ETF
EWJ	ISHARES MSCI JAPAN INDEX	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
EWM	ISHARES MSCI MALAYSIA INDEX ETF	M	ETF
EWP	iShares MSCI Spain Capped	M	ETF
EWQ	iShares MSCI France	M	ETF
EWS	iShares MSCI Singapore	M	ETF
EWT	ISHARES TAIWAN INDEX ETF	M	ETF
EWTX	EDGEWISE THERAPEUTICS, INC.	M	Equity
EWU	iShares MSCI United Kingdom Index ETF	M	ETF
EWW	ISHARES MSCI MEXICO CAPPED ETF	M	ETF
EWY	ISHARES MSCI SOUTH KOREA CAPPED INDEX	M	ETF
EWZ	ISHARES MSCI BRAZIL CAPPED INDEX	M	ETF
EXC	EXELON CORPORATION	M	Equity
EXE	Expand Energy Corporation	M	Equity
EXEL	EXELIXIS, INC.	M	Equity
EXFY	EXPENSIFY, INC.	M	Equity
EXK	Endeavour Silver Corp.	M	Equity
EXLS	ExlService Holdings, Inc.	M	Equity
EXP	EAGLE MATERIALS INC.	M	Equity
EXPD	EXPEDITORS INTERNATIONAL	M	Equity
EXPE	EXPEDIA INC.	M	Equity
EXR	Extra Space Storage Inc.	M	Equity
EXTR	EXTREME METWORKS, INC.	M	Equity
EYE	National Vision Holdings, Inc.	M	Equity
EYPT	EyePoint Pharmaceuticals, Inc.	M	Equity
EZA	iShares MSCI South Africa Index	M	ETF
EZPW	EZCORP, INC	M	Equity
EZU	iShares MSCI Eurozone	M	ETF
F	FORD MOTOR COMPANY	M	Equity
FAF	First American Financial Corporation	M	Equity
FAN	FIRST TRUST GLOBAL WIND ENERGY ETF	M	ETF
FANG	DIAMONDBACK ENERGY, INC.	M	Equity
FAS	DIREXION DAILY FINANCIAL BULL 3X SHARES	M	ETF
FAST	FASTENAL COMPANY	M	Equity
FATE	Fate Therapeutics, Inc.	M	Equity
FAZ	DIREXION DAILY FINANCIAL BEAR 3X SHARES	M	ETF
FBIN	Fortune Brands Innovations, Inc.	M	Equity
FBIO	FORTRESS BIOTECH, INC.	M	Equity
FBL	GraniteShares ETF Trust 2x Long META Daily ETF	M	ETF
FBTC	Fidelity Wise Origin Bitcoin Fund	M	ETF
FC	Franklin Covey Co.	M	Equity
FCEL	FUELCELL ENERGY, INC.	M	Equity
FCFS	FirstCash Holdings, Inc.	M	Equity
FCG	First Trust ISE-Revere Natural Gas ETF	M	ETF
FCN	FTI CONSULTING, INC.	M	Equity
FCNCA	FIRST CITIZENS BANCSHARES, INC.	M	Equity
FCX	FREEPORT-MCMORAN COPPER & GOLD INC.	M	Equity
FDMT	4D MOLECULAR THERAPEUTICS, INC.	M	Equity
FDN	First Trust Dow Jones Internet ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
FDP	Fresh Del Monte Produce Inc.	M	Equity
FDS	FACTSET RESEARCH SYSTEMS	M	Equity
FDUS	Fidus Investment Corporation	M	Equity
FDX	FEDEX CORPORATION	M	Equity
FDX1	FEDEX CORPORATION	M	Equity
FDX1		M	Equity
FE	FIRSTENERGY CORP.	M	Equity
FENY	Fidelity MSCI Energy Index ETF	M	ETF
FER	Ferrovial SE	M	Equity
FERG	FERGUSON PLC	M	Equity
FETH	Fidelity Ethereum Fund	M	ETF
FEZ	SPDR EURO STOXX 50 ETF	M	ETF
FF	FutureFuel Corp	M	Equity
FFAI	Faraday Future Intelligent Electric Inc.	M	Equity
FFIV	F5 NETWORKS, INC.	M	Equity
FHN	FIRST HORIZON NATIONAL CORPORATION	M	Equity
FICO	FAIR ISAAC CORPORATION	M	Equity
FIG	Figma, Inc.	M	Equity
FIGR	Figure Technology Solutions, Inc.	M	Equity
FIGS	FIGS, INC.	M	Equity
FINV	FinVolution Group	M	Equity
FINX	GLOBAL X FINTECH ETF	M	ETF
FIP	FTAI INFRASTRUCTURE INC.	M	Equity
FIS	Fidelity National Information Services, Inc.	M	Equity
FISV	Fiserv, Inc.	M	Equity
FITB	FIFTH THIRD BANCORP	M	Equity
FIVE	Five Below Inc	M	Equity
FIVN	Five9, Inc.	M	Equity
FIX	Comfort Systems USA Inc.	M	Equity
FIZZ	National Beverage Corp	M	Equity
FJET	STARFIGHTERS SPACE, INC.	M	Equity
FKWL	FRANKLIN WIRELESS CORP.	M	Equity
FLD	FOLD HOLDINGS, INC. CLASS A COMMON STOCK	M	Equity
FLEX	Flex Ltd.	M	Equity
FLG	Flagstar Financial, Inc.	M	Equity
FLGT	Fulgent Genetics, Inc.	M	Equity
FLL	FULL HOUSE RESORTS, INC.	M	Equity
FLNA	Filana Therapeutics, Inc	M	Equity
FLNC	FLUENCE ENERGY, INC.	M	Equity
FLNG	FLEX LNG LTD	M	Equity
FLO	FLOWERS FOODS, INC.	M	Equity
FLR	FLUOR CORPORATION	M	Equity
FLS	Flowserve Corp.	M	Equity
FLUT	FLUTTER ENTERTAINMENT PLC	M	Equity
FLUX	FLUX POWER HOLDINGS, INC	M	Equity
FLWS	1-800-Flowers.com Inc.	M	Equity
FLY	Firefly Aerospace Inc	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
FLYW	FLYWIRE CORPORATION	M	Equity
FMC	FMC CORPORATION	M	Equity
FMNB	Farmers National Banc Corp.	M	Equity
FMS	Fresenius Medical Care AG & Co KGaA	M	Equity
FMX	Fomento Economico Mexicano, S.A.B. de C.V.	M	Equity
FN	Fabrinet	M	Equity
FNB	F N B Corp. PA	M	Equity
FND	Floor & Decor Holdings, Inc.	M	Equity
FNF	FIDELITY NATIONAL FINANCIAL	M	Equity
FNGR	FINGERMOTION INC	M	Equity
FNGS	MicroSectors FANG+ ETN	M	ETF
FNKO	Funko, Inc.	M	Equity
FNV	Franco-Nevada Corporation	M	Equity
FOA	Finance of America Companies Inc.	M	Equity
EDAP	FocalTherics	M	Equity
FOCL	FocalTherics	M	Equity
FOR	Forestar Group Inc.	M	Equity
FORM	FormFactor Inc.	M	Equity
FOSL	FOSSIL, INC.	M	Equity
FOUR	Shift4 Payments, Inc.	M	Equity
FOX	FOX CORPCL B COM	M	Equity
FOXA	(New) Fox Corporation Class A	M	Equity
FOXF	Fox Factory Holding Corp.	M	Equity
FPE	First Trust Preferred Securities and Income ETF	M	ETF
FPH	FIVE POINT HOLDINGS LLC	M	Equity
FPI	Farmland Partners Inc.	M	Equity
FPS	Forgent Power Solutions, Inc.	M	Equity
FRHC	FREEDOM HOLDING CORP.	M	Equity
FRMI	Fermi Inc	M	Equity
FRMM	Forum Markets, Incorporated	M	Equity
FRMM1	Forum Markets, Incorporated	M	Equity
FRO	FRONTLINE LIMITED	M	Equity
FROG	JFROG LTD.	M	Equity
FRPT	Freshpet, Inc.	M	Equity
FRSH	FRESHWORKS INC	M	Equity
FRT	Federal Realty Investment Trust	M	Equity
FRVO	Fervo Energy Company	M	Equity
FSK	FS KKR Capital Corp.	M	Equity
FSLR	FIRST SOLAR, INC.	M	Equity
FSLY	Fastly, Inc.	M	Equity
FSM	Fortuna Silver Mines Inc.	M	Equity
FSP	Franklin Street Properties Corporation	M	Equity
FSS	FEDERAL SIGNAL CORP	M	Equity
FTAI	Fortress Transportation and Infrastructure Investors LLC	M	Equity
FTCI	FTC SOLAR, INC.	M	Equity
FTDR	frontdoor, inc.	M	Equity
FTEK	Fuel Tech inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
FTHM	FATHOM HOLDINGS INC.	M	Equity
FTI	FMC TECHNOLOGIES, INC.	M	Equity
FTK	Flotek Industries Inc	M	Equity
FTNT	FORTINET INC.	M	Equity
FTRE	FORTREA HOLDINGS INC.	M	Equity
FTS	Fortis Inc.	M	Equity
FTV	Fortive Corporation	M	Equity
FUBO	FUBOTV INC.	M	Equity
FUBO1	FUBOTV INC.	M	Equity
FUL	FULLER (H.B.) CO	M	Equity
FULC	FULCRUM THERAPEUTICS, INC.	M	Equity
FULT	Fulton Financial Corporation	M	Equity
FUN	Six Flags Entertainment Corporation	M	Equity
FUTU	Futu Holdings Limited	M	Equity
FVRR	Fiverr International Ltd.	M	Equity
FWDI	Forward Industries, Inc.	M	Equity
FWONK	Liberty Media Corporation Series C Liberty Formula One	M	Equity
FWRD	Forward Air Corporation	M	Equity
FWRG	FIRST WATCH RESTAURANT GROUP	M	Equity
FXB	CurrencyShares British Pound Sterling Trust	M	ETF
FXC	CurrencyShares Canadian Dollar Trust	M	ETF
FXE	CURRENCYSHARES EURO TRUST	M	ETF
FXF	CurrencyShares Swiss Franc ETF	M	ETF
FXI	ISHARES FTSE CHINA 25 INDEX FUND	M	ETF
FXP	ProShares UltraShort FTSE China 50	M	ETF
FXY	CURRENCYSHARES JAPANESE YEN TRUST	M	ETF
G	GENPACT LIMITED	M	Equity
GAIN	Gladstone Investment Corporation	M	Equity
GALT	GALECTIN THERAPEUTICS, INC.	M	Equity
GAMB	GAMBLING.COM GROUP LTD	M	Equity
GANX	GAIN THERAPEUTICS, INC.	M	Equity
GAP	Gap, Inc	M	Equity
GASS	StealthGas Inc	M	Equity
GAU	Galiano Gold Inc.	M	Equity
GBDC	Golub Capital BDC, Inc.	M	Equity
GBTC	Grayscale Bitcoin Trust ETF	M	ETF
GBX	THE GREENBRIER COMPANIES, INC.	M	Equity
GCMG	GCM GROSVENOR INC.	M	Equity
GCO	Genesco Inc.	M	Equity
GCT	GIGACLOUD TECHNOLOGY, INC. CLASS A	M	Equity
GD	GENERAL DYNAMICS CORPORATION	M	Equity
GDDY	GoDaddy Inc.	M	Equity
GDOT	Green Dot Corporation	M	Equity
GDRX	GOODRX HOLDINGS INC	M	Equity
GDS	GDS Holdings Limited	M	Equity
GDX	MARKET VECTORS GOLD MINERS ETF	M	ETF
GDXJ	VANECK VECTORS JUNIOR GOLD MINERS ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
GDXY	YIELDMAX GOLD MINERS OPTION INCOME STRATEGY ETF	M	ETF
GDYN	GRID DYNAMICS HOLDINGS, INC.	M	Equity
GE	GE Aerospace	M	Equity
GEF	Greif, Inc.	M	Equity
GEHC	GE HEALTHCARE TECHNOLOGIES INC.	M	Equity
GEL	Genesis Energy L.P.	M	Equity
GEMI	GEMINI SPACE STATION, INC.	M	Equity
GEN	Gen Digital Inc.	M	Equity
GENI	Genius Sports Limited	M	Equity
GEO	GEO Group Inc (The)	M	Equity
GEOS	GEOSPACE TECHNOLOGIES CORPORATION	M	Equity
GERN	GERON CORPORATION	M	Equity
GETY	Getty Images Holdings, Inc.	M	Equity
GEV	GE VERNOVA INC.	M	Equity
GEVO	GEVO, INC.	M	Equity
GFI	GOLD FIELDS LTD.	M	Equity
GFI1	GOLD FIELDS LTD.	M	Equity
GFL	GFL Environmental Inc.	M	Equity
GFS	GLOBALFOUNDRIES INC.	M	Equity
GGAL	GRUPO FINANCIERO GALICIA S.A.	M	Equity
GGB	GERDAU S.A. (ADR)	M	Equity
GGG	GRACO, INC.	M	Equity
GGLL	Direxion Daily GOOGL Bull 2X Shares	M	ETF
GGR	GOGORO INC.	M	Equity
GGRP	The Glimpse Group, Inc.	M	Equity
GH	Guardant Health, Inc.	M	Equity
GHRS	GH RESEARCH PLC	M	Equity
GIB	CGI Group Inc.	M	Equity
GIII	G-III Apparel Group Ltd	M	Equity
GIL	Gildan Activewear Inc	M	Equity
GILD	GILEAD SCIENCES INC.	M	Equity
GILT	Gilat Satellite Networks Ltd.	M	Equity
GIS	GENERAL MILLS, INC.	M	Equity
GKOS	Glaukos Corporation	M	Equity
GL	Globe Life Inc.	M	Equity
GLAD	Gladstone Capital Corporation	M	Equity
GLBE	GLOBAL ONLINE LTD	M	Equity
GLBS	GLOBUS MARITIME LIMITED	M	Equity
GLD	SPDR GOLD TRUST	M	ETF
GLL	ProShares UltraShort Gold	M	ETF
GLNG	Golar LNG ltd	M	Equity
GLNK	GRAYSCALE CHAINLINK TRUST ETF	M	ETF
GLOB	Globant S.A.	M	Equity
GLP	Global Partners LP	M	Equity
GLPI	Gaming and Leisure Properties Inc	M	Equity
GLRE	Greenlight Capital Re, Ltd.	M	Equity
GLUE	MONTE ROSA THERAPEUTICS, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
GLW	CORNING INC.	M	Equity
GLXY	GALAXY DIGITAL INC	M	Equity
GM	GENERAL MOTORS COMPANY	M	Equity
GMAB	Genmab A/S	M	Equity
GME1	GAMESTOP CORPORATION	M	Equity
GME	GAMESTOP CORPORATION	M	Equity
GMED	GLOBUS MEDICAL, INC.	M	Equity
GMEU	T-REX 2X GME DAILY TARGET ETF	M	ETF
GME1		M	Equity
GNK	GENCO SHIPPING & TRADING LTD	M	Equity
GNL	Global Net Lease, Inc.	M	Equity
GNRC	Generac Holdings Inc	M	Equity
GNSS	Genasys Inc.	M	Equity
GNTX	GENTEX CORP.	M	Equity
GNW	GENWORTH FINANCIAL INC.	M	Equity
GO	Grocery Outlet Holding Corp	M	Equity
GOGO	GOGO, INC.	M	Equity
GOLD	Gold.com, Inc.	M	Equity
GOLF	Acushnet Holdings Corp.	M	Equity
GOOD	Gladstone Commercial Corporation	M	Equity
GOOG	Alphabet Inc. Class C	M	Equity
GOOGL	Alphabet Inc. Class A	M	Equity
GOOS	Canada Goose Holdings Inc.	M	Equity
GORO	Gold Resource Corporation	M	Equity
GOSS	Gossamer Bio Inc	M	Equity
GOTU	GSX Techedu Inc.	M	Equity
GPC	GENUINE PARTS	M	Equity
GPCR	STRUCTURE THERAPEUTIC INC	M	Equity
GPGI	GPGI, Inc.	M	Equity
GPI	GROUP 1 AUTOMOTIVE INC.	M	Equity
GPIQ	Goldman Sachs Nasdaq-100 Premium Income ETF	M	ETF
GPK	Graphic Packaging Holding Company	M	Equity
GPMT	Granite Point Mortage Trust Inc.	M	Equity
GPN	GLOBAL PAYMENTS INC.	M	Equity
GPRE	Green Plains Renewable Energy, Inc.	M	Equity
GPRK	Geopark Ltd	M	Equity
GPRO	GOPRO, INC.	M	Equity
GRAB	Grab Holdings Limited	M	Equity
GRAL	GRAIL INC	M	Equity
GRBK	Green Brick Partners, Inc.	M	Equity
GRCE	GRACE THERAPEUTICS, INC.	M	Equity
GREK	Global X MSCI Greece ETF	M	ETF
GRFS	Grifols SA	M	Equity
GRMN	GARMIN LTD.	M	Equity
GRND	GRINDR INC COM	M	Equity
GRNY	FUNDSTRAT GRANNY SHOTS US LARGE CAP ETF	M	ETF
GROV	GROVE COLLABORATIVE HOLDINGS, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
GROY	GOLD ROYALTY CORP.	M	Equity
GRPN	GROUPON, INC.	M	Equity
GRRR	GORILLA TECHNOLOGY GROUP INC.	M	Equity
GRWG	GrowGeneration Corp.	M	Equity
GS	THE GOLDMAN SACHS GROUP, INC.	M	Equity
GSAT	Globalstar, Inc	M	Equity
GSAT1	Globalstar, Inc	M	Equity
GSBD	GOLDMAN SACHS BDC, INC	M	Equity
GSG	iShares S&P GSCI Commodity Indexed Trust	M	ETF
GSHD	Goosehead Insurance, Inc	M	Equity
GSIT	GSI TECHNOLOGY	M	Equity
GSK	GLAXOSMITHKLINE PLC	M	Equity
GSL	GLOBAL SHIP LEASE, INC.	M	Equity
GSM	Globe Specialty Metals Inc	M	Equity
GT	GOODYEAR TIRE & RUBBER COMPANY	M	Equity
GTE	Gran Tierra Energy Inc.	M	Equity
GTES	Gates Industrial Corporation plc	M	Equity
GTIM	Good Times Restaurants Inc.	M	Equity
GTLB	GITLAB INC	M	Equity
GTLS	Chart Industries Inc	M	Equity
GTM	ZoomInfo Technologies Inc.	M	Equity
GTN	Gray Television, Inc.	M	Equity
GTX	Garrett Motion Inc.	M	Equity
GTY	Getty Realty Corp.	M	Equity
GUSH	Direxion Dly S&P Oil&Gs Ex&Prd Bl 3X ETF	M	ETF
GVA	Granite Construction Incorporated	M	Equity
GWRE	Guidewire Software, Inc.	M	Equity
GWRS	GLOBAL WATER RESOURCES, INC.	M	Equity
GWW	GRAINGER, W.W. INC.	M	Equity
GXO	GXO LOGISTICS INC	M	Equity
H	Hyatt Hotels Corporation	M	Equity
HACK	PureFunds ISE Cyber Security ETF	M	ETF
HAE	Haemonetics Corporation	M	Equity
HAFN	HAFNIA LIMITED	M	Equity
HAIN	THE HAIN CELESTIAL GROUP, INC.	M	Equity
HAL	HALLIBURTON COMPANY	M	Equity
HALO	Halozyme Therapeutics Inc.	M	Equity
HAS	HASBRO INC.	M	Equity
HASI	Hannon Armstrong Sustainable Infrastructure Capital, Inc.	M	Equity
HAYW	HAYWARD HOLDINGS INC	M	Equity
HBAN	HUNTINGTON BANCSHARES INCORPORATED	M	Equity
HBM	HudBay Minerals, Inc.	M	Equity
HCA	HCA HOLDINGS, INC.	M	Equity
HCAT	Health Catalyst, Inc.	M	Equity
HCC	Warrior Met Coal, Inc.	M	Equity
HCM	HUTCHMED (China) Limited	M	Equity
HCSG	Healthcare Services Group, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
HD	THE HOME DEPOT, INC.	M	Equity
HDB	HDFC BANK LTD	M	Equity
HDGE	AdvisorShares Ranger Equity Bear ETF	M	ETF
HDSN	Hudson Technologies, Inc.	M	Equity
HDV	iShares High Dividend Equity Fund	M	ETF
HE	Hawaiian Electric Industries Inc.	M	Equity
HEI	HEICO Corporation	M	Equity
HELE	HELEN OF TROY LTD	M	Equity
HELP	Cybin Inc.	M	Equity
HEPS	D Market Elektronik Hizmetler ve Ticaret A. S.	M	Equity
HESM	Hess Midstream LP	M	Equity
HFFG	HF FOODS GROUP, INC.	M	Equity
HG	Hamilton Insurance Group, Ltd.	M	Equity
HGTY	HAGERTY INC	M	Equity
HGV	Hilton Grand Vacations Inc.	M	Equity
HHH	Howard Hughes Holdings Inc.	M	Equity
HIBS	DIREXION DAILY S&P 500 HIGH BETA BEAR 3X SHARES	M	ETF
HIG	THE HARTFORD FINANCIAL SERVICES GROUP, INC.	M	Equity
HII	Huntington Ingalls Industries, Inc.	M	Equity
HIMS	Hims & Hers Health, Inc.	M	Equity
HIMX	Himax Technologies, Inc.	M	Equity
HIMZ	DEFIANCE DAILY TARGET 2X LONG HIMS ETF	M	ETF
HIMZ1	DEFIANCE DAILY TARGET 2X LONG HIMS ETF	M	ETF
HIPO	Hippo Holdings Inc.	M	Equity
HITI	HIGH TIDE, INC.	M	Equity
HIVE	HIVE BLOCKCHAIN TECHNOLOGIES LTD.	M	Equity
HIW	HIGHWOODS PROPERTIES, INC.	M	Equity
HL	HECLA MINING COMPANY	M	Equity
HLF	HERBALIFE LTD.	M	Equity
HLIT	Harmonic Inc	M	Equity
HLLY	HOLLEY INC.	M	Equity
HLN	HALEON PLC	M	Equity
HLNE	Hamilton Lane, Inc.	M	Equity
HLT	HILTON WORLDWIDE HOLDINGS INC.	M	Equity
HLX	HELIX ENERGY SOLUTIONS GROUP INC	M	Equity
HMC	HONDA MOTOR COMPANY LTD	M	Equity
HMY	HARMONY GOLD MINING COMPANY LIMITED	M	Equity
HNGE	HINGE HEALTH, INC.	M	Equity
HNRG	HALLADOR ENERGY CO	M	Equity
HNST	THE HONEST COMPANY, INC	M	Equity
HODL	VanEck Bitcoin ETF	M	ETF
HOG	HARLEY-DAVIDSON, INC.	M	Equity
HOMB	Home Bancshares, Inc.	M	Equity
HON	HONEYWELL INTERNATIONAL INC.	M	Equity
HOOD	Robinhood Markets, Inc.	M	Equity
HOOG	Leverage Shares 2X Long HOOD Daily ETF	M	ETF
HOOW	ROUNDHILL HOOD WEEKLYPAY ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
HOWL	WEREWOLF THERAPEUTICS, INC.	M	Equity
HP	HELMERICH & PAYNE INC	M	Equity
HPE	Hewlett Packard Enterprise Company	M	Equity
HPK	HIGHPEAK ENERGY INC	M	Equity
HPP	Hudson Pacific Properties Inc.	M	Equity
HPP1	Hudson Pacific Properties Inc.	M	Equity
HPQ	HP Inc.	M	Equity
HQY	HealthEquity, Inc.	M	Equity
HR	Healthcare Realty Trust Incorporated	M	Equity
HRB	H&R BLOCK, INC.	M	Equity
HRI	Herc Holdings Inc.	M	Equity
HRL	HORMEL FOODS CORPORATION	M	Equity
HRMY	HARMONY BIOSCIENCES HOLDINGS IN	M	Equity
HROW	Harrow Health Inc	M	Equity
HRTG	Heritage Insurance Holdings, Inc.	M	Equity
HRTX	Heron Therapeutics, Inc.	M	Equity
HRZN	Horizon Technology Finance Corp	M	Equity
HSAI	HESAI GROUP	M	Equity
HSBC	HSBC HOLDINGS PLC	M	Equity
HSDT	Solana Company	M	Equity
HSIC	Henry Schein, Inc.	M	Equity
HST	Host Hotels & Resorts	M	Equity
HSY	HERSHEY CO THE	M	Equity
HTGC	Hercules Capital, Inc.	M	Equity
HTHT	China Lodging Group, Limited	M	Equity
HTLD	HEARTLAND EXPRESS, INC.	M	Equity
HTT	High Templar Tech Limited	M	Equity
HTZ	Hertz Global Holdings, Inc.	M	Equity
HUBB	Hubbell Incorporated	M	Equity
HUBS	HubSpot, Inc.	M	Equity
HUM	HUMANA INC.	M	Equity
HUMA	Humacyte, Inc.	M	Equity
HUN	HUNTSMAN CORPORATION	M	Equity
HURN	Huron Consulting Group, Inc.	M	Equity
HUT	HUT 8 MINING CORP	M	Equity
HUYA	HUYA Inc.	M	Equity
HVT	Haverty Furniture Companies, Inc	M	Equity
HWM	Howmet Aerospace Inc	M	Equity
HXL	HEXCEL CORPORATION	M	Equity
HYD	Market Vectors High Yield Municipal Index ETF	M	ETF
HYFT	MindWalk Holdings Corporation	M	Equity
HYG	ISHARES IBOXX $ HIGH YIELD CORPORATE BOND	M	ETF
HYLN	Hyliion Holdings Corporation	M	Equity
HYMB	SPDR Nuveen Bloomberg High Yield Municipal Bond ETF	M	ETF
HYMC	HYCROFT MINING HOLDING	M	Equity
HYPR	HYPERFINE INC	M	Equity
HZO	MARINEMAX , INC.	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
IAG	IAMGOLD CORPORATION	M	Equity
IAI	iShares U.S. Broker-Dealers & Sec. Exchanges ETF	M	ETF
IART	Integra LifeSciences Holdings Corporation	M	Equity
IAT	iShares US Regional Banks	M	ETF
IAU	iShares Gold Trust	M	ETF
IBB	ISHARES NASDAQ BIOTECHNOLOGY	M	ETF
IBIT	iShares Bitcoin Trust	M	ETF
IBKR	Interactive Brokers Group Inc	M	Equity
IBM	INTERNATIONAL BUSINESS MACHINES CORPORATION	M	Equity
IBN	ICICI BANK LIMITED	M	Equity
IBP	Installed Building Products, Inc.	M	Equity
IBRX	ImmunityBio, Inc.	M	Equity
IBTA	IBOTTA, INC.	M	Equity
ICE	Intercontinental Exchange Inc	M	Equity
ICHR	Ichor Holdings, Ltd.	M	Equity
ICL	ICL GROUP LTD.ICL GROUP LTD.	M	Equity
ICLN	iShares Global Clean Energy ETF	M	ETF
ICLR	ICON Public Limited Company	M	Equity
ICUI	ICU MEDICAL, INC.	M	Equity
IDCC	INTERDIGITAL, INC.	M	Equity
IDN	Intellicheck, Inc.	M	Equity
IDR	IDAHO STRATEGIC RESOURCES INC	M	Equity
IDT	IDT Corporation	M	Equity
IDV	iShares International Select Dividend ETF	M	ETF
IDXX	IDEXX Laboratories, Inc.	M	Equity
IDYA	IDEAYA BIOSCIENCES, INC.	M	Equity
IE	IVANHOE ELECTRIC INC.	M	Equity
IEF	iShares 7 -10 Year Treasury Bond ETF	M	ETF
IEFA	iShares Core MSCI EAFE ETF	M	ETF
IEI	iShares 3-7 Year Treasury Bond ETF	M	ETF
IEMG	iShares Core MSCI Emerging Markets	M	ETF
IEO	iShares U.S. Oil&Gas Explor&Prodtn	M	ETF
IEP	ICAHN ENTERPRISES, L.P.	M	Equity
IESC	IES HOLDINGS, INC.	M	Equity
IEV	iShares Europe	M	ETF
IEX	IDEX Corporation	M	Equity
IEZ	iShares U.S. Oil Equipment&Services	M	ETF
IFF	International Flavors & Fragrances Inc.	M	Equity
IFRX	InflaRx N.V.	M	Equity
IGC	IGC Pharma, Inc.	M	Equity
IGIB	iSharesTrustiShares 5-10 Yr Inv Grade Corp BondETF	M	ETF
IGM	iShares Expanded Tech Sector ETF	M	ETF
IGV	Tech-Software Sector ETF	M	ETF
IHF	iShares DJ US Healthcare Providers Index Fund	M	ETF
IHI	iShares U.S. Medical Devices ETF	M	ETF
IHRT	iHeartMedia Inc	M	Equity
IHS	IHS HOLDING LTD.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
IIIN	INSTEEL INDUSTRIES INC	M	Equity
IIIV	I3 VERTICALS INC	M	Equity
IIPR	Innovative Industrial Properties, Inc.	M	Equity
IJH	iShares Core S&P Mid-Cap ETF	M	ETF
IJR	iShares Core S&P Small-Cap ETF	M	ETF
IJS	iShares S&P Small-Cap 600 Value	M	ETF
ILF	iShares Latin America 40	M	ETF
ILMN	ILLUMINA INC.	M	Equity
ILPT	INDUSTRIAL LOGISTICS PROPERTIES TRUST	M	Equity
IMAX	IMAX CORPORATION	M	Equity
IMCR	IMMUNOCORE HOLDINGS PLC	M	Equity
IMMP	IMMUTEP LTD	M	Equity
IMMR	IMMERSION CORP	M	Equity
IMMX	IMMIX BIOPHARMA, INC.	M	Equity
IMNM	IMMUNOME, INC	M	Equity
IMO	IMPERIAL OIL LTD.	M	Equity
IMPP	IMPERIAL PETROLEUM INC.	M	Equity
IMRX	IMMUNEERING CORPORATION	M	Equity
IMSR	Terrestrial Energy Inc.	M	Equity
IMTX	IMMATICS N.V.	M	Equity
IMUX	Immunic, Inc	M	Equity
IMVT	IMMUNOVANT INC	M	Equity
IMXI	INTERNATIONAL MONEY EXPRESS, INC.	M	Equity
INBX	INHIBRX BIOSCIENCES, INC.	M	Equity
INCY	INCYTE GENOMICS INC	M	Equity
INDA	iShares MSCI India	M	ETF
INDI	indie Semiconductor, Inc	M	Equity
INDL	Direxion Daily India Bull 3x ETF	M	ETF
INDV	INDIVIOR PLC	M	Equity
CCCX	Infleqtion, Inc.	M	Equity
INFQ	Infleqtion, Inc.	M	Equity
INFY	INFOSYS LTD.	M	Equity
ING	ING GROEP N.V.	M	Equity
INGM	Ingram Micro Holding Corporation	M	Equity
INGN	Inogen, Inc.	M	Equity
INGR	Ingredion Incorporated	M	Equity
INMB	IMMUNE BIO INC	M	Equity
INMD	InMode Ltd.	M	Equity
INN	Summit Hotel Properties, Inc.	M	Equity
INNV	INNOVAGE HOLDING CORP	M	Equity
INO	INOVIO PHARMACEUTICALS, INC.	M	Equity
INOD	Innodata Inc	M	Equity
INSE	INSPIRED ENTERTAINMENT, INC.	M	Equity
INSG	Inseego Corporation	M	Equity
INSM	Insmed, Inc.	M	Equity
INSP	Inspire Medical Systems Inc	M	Equity
INSW	International Seaways, Inc	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
INTA	Intapp, Inc.	M	Equity
INTC	INTEL CORPORATION	M	Equity
INTR	INTER & CO., INC.	M	Equity
INTT	INTEST CORPORATION	M	Equity
INTU	INTUIT CORP	M	Equity
INTW	GRANITESHARES 2X LONG INTC DAILY ETF	M	ETF
INV	INNVENTURE, INC.	M	Equity
INVA	Innoviva, Inc.	M	Equity
INVE	Identiv Inc.	M	Equity
INVH	Invitation Homes Inc.	M	Equity
INVX	Innovex International, Inc.	M	Equity
INVZ	Innoviz Technologies Ltd.	M	Equity
IONQ	IonQ, Inc	M	Equity
IONS	Ionis Pharmaceuticals, Inc.	M	Equity
IONX	Defiance Daily Target 2X Long IONQ ETF	M	ETF
IOT	SAMSARA, INC.	M	Equity
IOVA	Iovance Biotherapeutics, Inc.	M	Equity
IP	INTERNATIONAL PAPER COMPANY	M	Equity
IPGP	IPG Photonics Corp	M	Equity
IPI	Intrepid Potash, Inc.	M	Equity
IPO	Renaissance IPO ETF	M	ETF
IPSC	CENTURY THERAPEUTICS, INC.	M	Equity
IQ	iQIYI, Inc.	M	Equity
IQV	IQVIA Holdings Inc.	M	Equity
IR	INGERSOLL-RAND PLC	M	Equity
IRD	Opus Genetics, Inc.	M	Equity
IRDM	Iridium Communications Inc.	M	Equity
IRE	DEFIANCE DAILY TARGET 2X LONG IREN ETF	M	ETF
IRE1	DEFIANCE DAILY TARGET 2X LONG IREN ETF	M	ETF
IREN	Iris Energy Limited	M	Equity
IREX	TRADR 2X LONG IREN DAILY	M	ETF
IREZ	TRADR 2X SHORT IREN DAILY ETF	M	ETF
IRM	IRON MOUNTAIN INC. (elec div)	M	Equity
IRON	DISC MEDICINE, INC.	M	Equity
IRT	Independence Realty Trust, Inc.	M	Equity
IRTC	iRhythm Technologies, Inc	M	Equity
IRWD	Ironwood Pharmaceuticals Inc	M	Equity
ISPR	ISPIRE TECHNOLOGY, INC.	M	Equity
ISRG	INTUITIVE SURGICAL, INC.	M	Equity
ISSC	INNOVATIVE SOLUTIONS AND SUPPORT, INC.	M	Equity
IT	Gartner, Inc.	M	Equity
ITA	iShares US Aerospace and Defense ETF	M	ETF
ITB	ISHARES U.S. HOME CONSTRUCTION ETF	M	ETF
ITGR	Integer Holdings Corporation	M	Equity
ITOT	iShares Core S&P Total U.S. Stock Market ETF	M	ETF
ITP	IT Tech Packaging, Inc.	M	Equity
ITRI	ITRON, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
ITT	ITT Inc.	M	Equity
ITUB	ITAU UNIBANCO HOLDING S.A.	M	Equity
ITW	ILLINOIS TOOL WORKS INC.	M	Equity
IVE	iShares S&P 500 Value Index Fund	M	ETF
IVES	DAN IVES WEDBUSH AI REVOLUTION ETF	M	ETF
IVOL	QUADRATIC INTEREST RATE VOL. AND INFLATION ETF	M	ETF
IVR	INVESCO MORTGAGE CAPITAL INCCOM	M	Equity
IVV	iShares Core S&P 500 ETF	M	ETF
IVVD	Invivyd, Inc.	M	Equity
IVW	iShares S&P 500 Growth ETF	M	ETF
IVZ	Invesco Ltd	M	Equity
IWB	iShares Russell 1000	M	ETF
IWD	ISHARES RUSSELL 1000 VALUE ETF	M	ETF
IWF	iShares Russell 1000 Growth ETF	M	ETF
IWM	ISHARES RUSSELL 2000 INDEX	M	ETF
IWN	ISHRS RUSSELL 2000 VALUE ETF	M	ETF
IWO	ISHRS RUSSELL 2000 GROWTH INDX	M	ETF
IWP	iShares Russell Midcap Growth Index Fund ETF	M	ETF
IWR	ISHARES RUSSELL MIDCAP INDEX FUND	M	ETF
IWV	ISHARES RUSSELL 3000 INDX	M	ETF
IYR	ISHARES DOW JONES US REAL ESTATE	M	ETF
IYT	ISHARES DOW JONES TRANSPORTATION AVERAGE	M	ETF
IYW	iShares US Technology	M	ETF
J	Jacobs Engineering Group Inc.	M	Equity
JACK	JACK IN THE BOX, INC	M	Equity
JAKK	JAKKS PACIFIC, INC.	M	Equity
JANX	JANUX THERAPEUTICS, INC.	M	Equity
JAZZ	Jazz Pharmaceuticals Plc	M	Equity
JBBB	JANUS HENDERSON B-BBB CLO ETF	M	ETF
JBGS	JBG SMITH Properties	M	Equity
JBHT	JB HUNT TRANSPORT SERVICES INC.	M	Equity
JBI	Janus International Group, Inc.	M	Equity
JBL	JABIL CIRCUIT INC.	M	Equity
JBLU	JETBLUE AIRWAYS CORPORATI	M	Equity
JBS	JBS N.V. CLASS A	M	Equity
JBTM	JBT Marel Corporation	M	Equity
JCI	Johnson Controls International plc	M	Equity
JD	JD.COM, INC.	M	Equity
JDST	DIREXION DAILY JR GLD MNRS BEAR 3X ETF	M	ETF
JDST1	DIREXION DAILY JR GLD MNRS BEAR 3X ETF	M	ETF
JEF	Jefferies Financial Group Inc.	M	Equity
JELD	JELD-WEN Holding, Inc	M	Equity
JEPI	JPMORGAN EQUITY PREMIUM INCOME ETF	M	ETF
JEPQ	J.P. MORGAN NASDAQ EQUITY PREMIUM INCOME ETF	M	ETF
JETS	US Global Jets ETF	M	ETF
JFIN	JIAYIN GROUP INC.	M	Equity
JHG	Janus Henderson Group Plc	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
JHX	JAMES HARDIE INDUSTRIES PLC	M	Equity
JKHY	Jack Henry & Associates Inc.	M	Equity
JKS	Jinkosolar Holding Company Limited	M	Equity
JLL	Jones Lang LaSalle Incorporated	M	Equity
JMIA	Jumia Technologies AG	M	Equity
JNJ	JOHNSON & JOHNSON	M	Equity
JNK	SPDR BARCLAYS HIGH YIELD BOND	M	ETF
JNUG	DIREXION DAILY JR GLD MNRS BULL 2X Shares	M	ETF
JOBY	Joby Aviation, Inc.	M	Equity
JOE	ST. JOE CORPORATION	M	Equity
JOYY	JOYY Inc.	M	Equity
JPM	JPMORGAN CHASE & COMPANY	M	Equity
JRVR	JAMES RIVER GROUP HOLDINGS LTD	M	Equity
JSPR	JASPER THERAPEUTICS INC	M	Equity
JXN	JACKSON FINANCIAL INCORPORATION	M	Equity
JYNT	JOINT CORP	M	Equity
KALV	KALVISTA PHARMACEUTICALS INC	M	Equity
KB	KB Financial Group, Inc.	M	Equity
KBA	KraneShares Bosera MSCI China A ETF	M	ETF
KBE	SPDR S&P BANK ETF	M	ETF
KBH	KB HOME	M	Equity
KBR	KBR, Inc.	M	Equity
KBWB	PowerShares KBW Bank ETF	M	ETF
KC	Kingsoft Cloud Holdings Limited	M	Equity
KD	KYNDRYL HOLDINGS INCORPORATION	M	Equity
AACT	Kodiak AI, Inc.	M	Equity
KDK	Kodiak AI, Inc.	M	Equity
KDP	Keurig Dr. Pepper Inc.	M	Equity
KEEL	Keel Infrastructure Corp.	M	Equity
KELYA	Kelly Services Inc	M	Equity
KEP	KOREA ELECTRIC POWER CORP.	M	Equity
KEX	KIRBY CORPORATION	M	Equity
KEY	KEYCORP	M	Equity
KEYS	Keysight Technologies Inc.	M	Equity
KFY	KORN/FERRY INTERNATIONAL	M	Equity
KGC	KINROSS GOLD CORPORATION	M	Equity
KGS	KODIAK GAS SERVICES INC	M	Equity
KHC	The Kraft Heinz Company	M	Equity
KIE	SPDR S&P Insurance ETF	M	ETF
KIM	KIMCO REALTY CORP.	M	Equity
KINS	KINGSTONE COMPANIES INCORPORATED	M	Equity
KKR	KKR & Co. LP	M	Equity
KLAC	KLA-TENCOR CORPORATION	M	Equity
KLAR	Klarna Group plc	M	Equity
KLC	KinderCare Learning Companies, Inc.	M	Equity
KLIC	KULICKE AND SOFFA IND INC	M	Equity
KLTR	KALTURA, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
KLXE	KLX ENERGY SERVICES HOLDINGS, INC.	M	Equity
KMB	KIMBERLY-CLARK CORPORATION	M	Equity
KMDA	KAMADA LTD	M	Equity
KMI	KINDER MORGAN, INC.	M	Equity
KMT	Kennametal Inc.	M	Equity
KMX	CARMAX INC.	M	Equity
KN	KNOWLES CORPORATION	M	Equity
KNDI	Kandi Technologies Corporation	M	Equity
KNF	KNIFE RIVER CORP	M	Equity
KNOP	KNOT Offshore Partners LP	M	Equity
KNSA	Kiniksa Pharmaceuticals, Ltd	M	Equity
KNSL	Kinsale Capital Group Inc	M	Equity
KNTK	KINETIK HOLDINGS INC.	M	Equity
KNX	Knight-Swift Transportation Holdings Inc.	M	Equity
KO	THE COCA-COLA COMPANY	M	Equity
KOD	Kodiak Sciences Inc	M	Equity
KODK	Eastman Kodak Company	M	Equity
KOLD	ProShares UltraShort Bloomberg Natrl Gas	M	ETF
KOPN	Kopin Corporation	M	Equity
KORU	Direxion Daily South Korea Bull 3X Shares ETF	M	ETF
KOS	Kosmos Energy Ltd	M	Equity
KPTI	KARYOPHARM THERAPEUTICS, INC.	M	Equity
KR	THE KROGER COMPANY	M	Equity
KRC	Kilroy Realty Corp.	M	Equity
KRE	SPDR S&P REGIONAL BANKING ETF	M	ETF
KREF	KKR REAL ESTATE FINANCE TRUST INC.	M	Equity
KRMN	KARMAN HOLDINGS INC.	M	Equity
KROS	KEROS THERAPEUTICS, INC.	M	Equity
KRP	KIMBELL ROYALTY PARTNERS LP	M	Equity
KRYS	KRYSTAL BIOTECH, INC.	M	Equity
KSPI	Joint Stock Company Kaspi.kz	M	Equity
KSS	KOHL'S CORPORATION	M	Equity
KTB	Kontoor Brands, Inc.	M	Equity
KTCC	Key Tronic Corporation	M	Equity
KTOS	Kratos Defense & Security Solutions, Inc.	M	Equity
KULR	KULR TECHNOLOGY GROUP INC	M	Equity
KURA	Kura Oncology, Inc	M	Equity
KVUE	KENVUE INC.	M	Equity
KVYO	Klaviyo, Inc.	M	Equity
KW	Kennedy-Wilson Holdings Inc.	M	Equity
KWEB	KraneShares CSI China Internet ETF	M	ETF
KYIV	Kyivstar Group Ltd.	M	Equity
KYMR	KYMERA THERAPEUTICS INC	M	Equity
KYN	Kayne Anderson MLP Investment Company	M	Equity
KYTX	KYVERNA THERAPEUTICS INC	M	Equity
L	LOEWS CORPORATION	M	Equity
LAB	Standard BioTools Inc	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
LABD	Direxion Daily S&P Biotech Bear 3X ETF	M	ETF
LABU	Direxion Daily S&P Biotech Bull 3X ETF	M	ETF
LABX	Tradr 2X Long ALAB Daily ETF	M	ETF
LAC	Lithium Americas Corp	M	Equity
LAD	Lithia Motors Inc	M	Equity
LADR	Ladder Capital Corp	M	Equity
LAES	SEALSQ CORP.	M	Equity
LAKE	Lakeland Industries, Inc.	M	Equity
LAMR	LAMAR ADVERTISING COMPANY	M	Equity
LAND	Gladstone Land Corporation	M	Equity
LAR	Lithium Argentina AG	M	Equity
LASE	Laser Photonics Corporation	M	Equity
LASR	nLIGHT, Inc	M	Equity
LAW	CS DISCO, INC	M	Equity
LAZ	LAZARD LTD.	M	Equity
LB	LANDBRIDGE COMPANY LLC	M	Equity
LBRDK	Liberty Broadband Corporation	M	Equity
LBRT	Liberty Oilfield Services Inc	M	Equity
LBTYA	LIBERTY GLOBAL INC	M	Equity
LBTYK	LIBERTY GLOBAL PLC	M	Equity
LC	LendingClub Corporation	M	Equity
LCID1	Lucid Group, Inc. (LCID)	M	Equity
LCID	Lucid Group, Inc. (LCID)	M	Equity
LCII	LCI Industries (LCII)	M	Equity
LCTX	Lineage Cell Therapeutics, Inc	M	Equity
LDI	LOANDEPOT, INC.	M	Equity
LDOS	LUMOS NETWORKS CORPORATION	M	Equity
LE	LANDS' END, INC.	M	Equity
LEA	Lear Corporation	M	Equity
LECO	Lincoln Electric Holdings, Inc.	M	Equity
LEG	LEGGETT & PLATT, INC.	M	Equity
LEGH	LEGACY HOUSING CORPORATION	M	Equity
LEGN	LEGEND BIOTECH CORP	M	Equity
LEN	LENNAR CORPORATION	M	Equity
LENZ	LENZ THERAPEUTICS, INC.	M	Equity
LESL	LESLIES INC	M	Equity
LEU	CENTRUS ENERGY CORP.	M	Equity
LEVI	Levi Strauss & Co.	M	Equity
LFCR	Lifecore Biomedical, Inc	M	Equity
LFMD	LifeMD, Inc.	M	Equity
LFST	LIFESTANCE HEALTH GROUP, INC.	M	Equity
LFVN	Lifevantage Corporation	M	Equity
LGIH	LGI Homes, Inc.	M	Equity
LGN	LEGENCE CORP.	M	Equity
LGND	Ligand Pharmaceuticals Inc.	M	Equity
LGO	Largo Inc.	M	Equity
LH	LABORATORY CORP OF AMER HLDG	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	Company Name	List Exch	Inst Type
LHX	L3Harris Technologies, Inc.	M	Equity
LI	Li Auto Inc.	M	Equity
LIF	LIFE360, INC.	M	Equity
LII	LENNOX INTERNATIONAL, INC.	M	Equity
LILA	LiLAC Group	M	Equity
LILAK	Liberty LiLAC Group	M	Equity
LIN	Linde plc	M	Equity
LINC	Lincoln Educational Services Corporation	M	Equity
LIND	Lindblad Expeditions Holdings, Inc	M	Equity
LINE	Lineage, Inc.	M	Equity
LION	LIONSGATE STUDIOS CORP.	M	Equity
LIT	Global X Lithium & Battery ETF	M	ETF
LITE	Lumentum Holdings Inc.	M	Equity
LITS	Lite Strategy, Inc.	M	Equity
LITX	TRADR 2X LONG LITE DAILY ETF	M	ETF
LIVN	LivaNova PLC	M	Equity
LKFT	Lakefront Biotherapeutics	M	Equity
LKQ	LKQ Corporation	M	Equity
LLY	ELI LILLY AND COMPANY	M	Equity
LLYX	DEFIANCE DAILY TARGET 2X LONG LLY ETF	M	ETF
LMB	LIMBACH HOLDINGS, INC.	M	Equity
LMND	Lemonade, Inc	M	Equity
LMT	LOCKHEED MARTIN CORPORATION	M	Equity
LNC	LINCOLN NATIONAL CORPORATION	M	Equity
LNG	CHENIERE ENERGY, INC.	M	Equity
LNN	Lindsay Corporation	M	Equity
LNT	Alliant Energy Corporation	M	Equity
LNTH	Lantheus Holdings, Inc	M	Equity
LOAR	LOAR HOLDINGS INC.	M	Equity
LOB	Live Oak Bancshares, Inc	M	Equity
LOCO	EL POLLO LOCO HOLDINGS, INC.	M	Equity
LODE	Comstock Mining, Inc.	M	Equity
LOGI	Logitech International S.A.	M	Equity
LOMA	Loma Negra Cia Industrial Argentina SA	M	Equity
LOOP	Loop Industries, Inc	M	Equity
LOPE	Grand Canyon Education, Inc.	M	Equity
LOVE	The Lovesac Company	M	Equity
LOW	LOWE'S COMPANIES INC.	M	Equity
LPG	Dorian LPG Ltd	M	Equity
LPL	LG Display Co., Ltd.	M	Equity
LPLA	LPL Financial Holdings Inc.	M	Equity
LPRO	OPEN LENDING CORPORATION	M	Equity
LPSN	LivePerson, Inc.	M	Equity
LPTH	LIGHTPATH TECHNOLOGIES, INC.	M	Equity
LPX	LOUISIANA-PACIFIC CORPORATION	M	Equity
LQD	iShares iBoxx $ Invst Grade Crp Bond	M	ETF
LQDA	Liquidia Corporation	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
LQDT	LIQUIDITY SERVICES, INC.	M	Equity
LRCX	LAM RESEARCH CORPORATION	M	Equity
LRMR	LARIMAR THERAPEUTICS, INC.	M	Equity
LRN	K12, Inc.	M	Equity
LSCC	Lattice Semiconductor Corporation	M	Equity
LSPD	LIGHTSPEED POS, INC.	M	Equity
LSTR	LANDSTAR SYSTEM INC	M	Equity
LTBR	LIGHTBRIDGE CORP	M	Equity
LTC	LTC Properties Inc.	M	Equity
LTH	LIFE TIME GROUP HOLDINGS, INC.	M	Equity
LTPZ	PIMCO 15+ Year U.S. TIPS Index Exchange-Traded Fnd	M	ETF
LTRN	LANTERN PHARMA, INC.	M	Equity
LTRX	LANTRONIX, INC.	M	Equity
LU	LUFAX HOLDING LTD	M	Equity
LUCK	Lucky Strike Entertainment Corporation	M	Equity
LULU	LULULEMON ATHLETICA INC.	M	Equity
LUMN	CenturyLink, Inc.	M	Equity
LUNG	PULMONX CORP	M	Equity
LUNR	INTUITIVE MACHINES, INC. CLASS A	M	Equity
LUV	SOUTHWEST AIRLINES COMPANY	M	Equity
LUXE	LuxExperience B.V.	M	Equity
LVO	LiveOne, Inc.	M	Equity
LVS	LAS VEGAS SANDS CORPORATION	M	Equity
LVWR	LiveWire Group, Inc.	M	Equity
LW	Lamb Weston Holdings, Inc.	M	Equity
LWLG	LIGHTWAVE LOGIC, INC.	M	Equity
LX	LexinFintech Holdings Ltd.	M	Equity
LXRX	Lexicon Pharmaceuticals, Inc.	M	Equity
LXU	LSB Industries Inc.	M	Equity
LYB	LYONDELLBASELL INDUSTRIES NV	M	Equity
LYEL	LYELL IMMUNOPHARMA, INC.	M	Equity
LYFT	Lyft, Inc.	M	Equity
LYG	Lloyds Banking Group Plc ADR	M	Equity
LYV	Live Nation Entertainment Inc	M	Equity
LZ	LEGALZOOM.COM, INC	M	Equity
LZB	LA-Z-BOY INC.	M	Equity
LZM	LIFEZONE METALS LIMITED	M	Equity
M	MACY'S, INC.	M	Equity
MA	MASTERCARD INCORPORATED	M	Equity
MAA	Mid-America Apartment Communities Inc.	M	Equity
MAC	THE MACERICH COMPANY	M	Equity
MAGN	MAGNERA CORPORATION	M	Equity
MAGS	Listed Funds Trust Roundhill Magnificent Seven ETF	M	ETF
MAIN	Main Street Capital Corporation	M	Equity
MAIR	Madison Air Solutions Corporation	M	Equity
MAMA	MAMAS CREATIONS, INC.	M	Equity
MAN	MANPOWERGROUP INC.	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
MANH	MANHATTAN ASSOCIATES INC.	M	Equity
MANU	Manchester United plc	M	Equity
MAR	MARRIOTT INTERNATIONAL, INC.	M	Equity
MARA	Marathon Patent Group, Inc.	M	Equity
MAS	MASCO CORP.	M	Equity
MASI	Masimo Corporation	M	Equity
MASS	908 DEVICES INC	M	Equity
MAT	MATTEL, INC.	M	Equity
MATV	Mativ Holdings, Inc.	M	Equity
MATW	Matthews International Corporation	M	Equity
MATX	Matson, Inc.	M	Equity
MAX	MEDIAALPHA INC CLASS A	M	Equity
MBB	iShares Barclays MBS Bond Fund ETF	M	ETF
MBI	MBIA INC.	M	Equity
MBLY	MOBILEYE GLOBAL, INC.	M	Equity
MBOT	MICROBOT MEDICAL INC	M	Equity
MBUU	Malibu Boats, Inc.	M	Equity
MBX	MBX BIOSCIENCES, INC.	M	Equity
MC	Moelis & Company	M	Equity
MCD	MCDONALD'S CORPORATION	M	Equity
MCFT	MasterCraft Boat Holdings, Inc	M	Equity
MCHI	iShares MSCI China ETF	M	ETF
MCHP	MICROCHIP TECHNOLOGY INC	M	Equity
MCK	MCKESSON CORPORATION	M	Equity
MCO	MOODY'S CORPORATION	M	Equity
MCRB	Seres Therapeutics, Inc.	M	Equity
MCRI	MONRACH CASINO & RESORT, INC	M	Equity
MCY	Mercury General Corporation	M	Equity
MD	Mednax Inc	M	Equity
MDB	MongoDB, Inc.	M	Equity
MDGL	Madrigal Pharmaceuticals, Inc.	M	Equity
MDLN	Medline Inc.	M	Equity
MDLZ	MONDELEZ INTERNATIONAL, INC.	M	Equity
MDT	MEDTRONIC, INC.	M	Equity
MDU	MDU RESOURCES GROUP INC.	M	Equity
MDWD	MEDIWOUND LTD	M	Equity
MDXG	MIMEDX GROUP, INC.	M	Equity
MDY	SPDR S&P MIDCAP 400	M	ETF
MED	Medifast, Inc.	M	Equity
MEDP	Medpace Holdings, Inc	M	Equity
MEI	METHODE ELECTRONICS, INC.	M	Equity
MELI	Mercadolibre Inc	M	Equity
MEME	ROUNDHILL MEME ETF	M	ETF
MEOH	Methanex Corp.	M	Equity
MERC	Mercer International Inc.	M	Equity
MESO	Mesoblast Limited	M	Equity
MET	METLIFE, INC.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
META	Meta Platforms, Inc.	M	Equity
METC	RAMACO RESOURCES, INC.	M	Equity
METU	DIREXION DAILY META BULL 2X ETF	M	ETF
METV	Roundhill Ball Metaverse ETF	M	ETF
MEXX	DIREXION DAILY MSCI MEXICO BULL 3X SHARES	M	Equity
MFA	MFA Financial Inc	M	Equity
MFC	MANULIFE FINANCIAL CORPORATION	M	Equity
MFG	Mizuho Financial Group, Inc.	M	Equity
MFIC	MidCap Financial Investment Corporation	M	Equity
MFIN	Medallion Financial Corporation	M	Equity
MG	Mistras Group Inc	M	Equity
MGA	Magna International Inc.	M	Equity
MGK	Vanguard Mega Cap 300 Growth ETF	M	ETF
MGM	MGM RESORTS INTERNATIONAL	M	Equity
MGNI	Magnite, Inc.	M	Equity
MGNX	MacroGenics, Inc.	M	Equity
MGPI	MGP Ingredients Inc.	M	Equity
MGTX	MEIRAGTX HOLDINGS PLC	M	Equity
MGY	Magnolia Oil & Gas Corporation	M	Equity
MHK	MOHAWK INDUSTRIES, INC.	M	Equity
MHO	M/I Homes Inc	M	Equity
MIAX	Miami International Holdings, Inc.	M	Equity
MIDD	The Middleby Corporation	M	Equity
MIDU	Direxionshares Daily Mid Cap Bull 3X Shares	M	ETF
MIR	Mirion Technologies, Inc.	M	Equity
MIRM	MIRUM PHARMACEUTICALS, INC.	M	Equity
MIST	MILESTONE PHARMACEUTICALS, INC.	M	Equity
MITK	Mitek Systems, Inc.	M	Equity
MITT	AG Mortgage Investment Trust, Inc.	M	Equity
MJ	ETFMG Alternative Harvest ETF	M	ETF
MKC	MCCORMICK AND COMPANY, INC.	M	Equity
MKL	Markel Corporation	M	Equity
MKSI	MKS Instruments, Inc.	M	Equity
MKTX	MarketAxess Holdings Inc.	M	Equity
MLCO	Melco Resorts & Entertainment Limited	M	Equity
MLI	Mueller Industries Inc	M	Equity
MLKN	MillerKnoll, Inc.	M	Equity
MLM	MARTIN MARIETTA MATERIALS INC	M	Equity
MLSS	MILESTONE SCIENTIFIC, INC	M	Equity
MLTX	MOONLAKE IMMUNOTHERAPEUTICS	M	Equity
MLYS	MINERALYS THERAPEUTICS, INC.	M	Equity
MMED	Minimed Group, Inc.	M	Equity
MMLP	MARTIN MIDSTREAM PARTNERS LP	M	Equity
MMM	3M COMPANY	M	Equity
MMS	MAXIMUS, Inc.	M	Equity
MMSI	Merit Medical Systems, Inc.	M	Equity
MMYT	MakeMyTrip Ltd	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
MNDY	MONDAY.COM LTD	M	Equity
MNKD	MANNKIND CORPORATION	M	Equity
MNR	MACH NATURAL RESOURCES LP	M	Equity
MNRO	Monro, Inc.	M	Equity
MNSO	MINISO GROUP HOLDING LTD.	M	Equity
MNST	MONSTER BEVERAGE CORPORATION	M	Equity
MNTN	MNTN, INC.	M	Equity
MNY	MoneyHero Limited	M	Equity
MO	ALTRIA GROUP INC.	M	Equity
MOD	Modine Manufacturing Company	M	Equity
MOH	Molina Healthcare Inc.	M	Equity
MOMO	Momo Inc.	M	Equity
MOO	Market Vectors Agribusiness ETF	M	ETF
MOS	THE MOSAIC COMPANY	M	Equity
MOV	Movado Group, Inc.	M	Equity
MP	MP Materials Corporation	M	Equity
MPAA	Motorcar Parts of America, Inc.	M	Equity
MPC	MARATHON PETROLEUM CORPORATION	M	Equity
MPLX	MPLX LP	M	Equity
MPT	Medical Properties Trust, Inc.	M	Equity
MPWR	Monolithic Power Systems Inc	M	Equity
MQ	MARQETA, INC	M	Equity
MRAM	EVERSPIN TECHNOLOGIES, INC.	M	Equity
MRCY	Mercury Systems, Inc.	M	Equity
MREO	MEREO BIOPHARMA GROUP PLC SPONSORED ADR	M	Equity
MRK	MERCK & COMPANY INC.	M	Equity
MRLN	MERLIN, INC.	M	Equity
MRNA	Moderna, Inc.	M	Equity
MRP	MILLROSE PROPERTIES INC.	M	Equity
MRSH	Marsh	M	Equity
MRTN	Marten Transport, Ltd.	M	Equity
MRVI	Maravai LifeSciences Holdings, Inc.	M	Equity
MRVL	MARVELL TECHNOLOGY GROUP LTD.	M	Equity
MRX	MAREX GROUP PLC	M	Equity
MS	MORGAN STANLEY	M	Equity
MSB	Mesabi Trust	M	Equity
MSCI	MSCI Inc	M	Equity
MSDL	MORGAN STANLEY DIRECT LENDING FUND	M	Equity
MSFL	GRANITESHARES 2X LONG MSFT DAILY ETF	M	ETF
MSFT	MICROSOFT CORPORATION	M	Equity
MSFU	Direxion Daily MSFT Bull 2X Shares	M	ETF
MSGE	Madison Square Garden Entertainment Corp	M	Equity
MSGS	Madison Square Garden Sports Corporation	M	Equity
MSI	MOTOROLA INC (reverse split)	M	Equity
MSM	MSC Industrial Direct Co. Inc.	M	Equity
MSOS	ADVISOR SHARES PURE US CANNABIS	M	ETF
MSOX	ADVISORSHARES MSOS 2X DAILY ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
MSTR	MICROSTRATEGY, INC	M	Equity
MSTU	T-Rex 2X Long MSTR Daily Target ETF	M	ETF
MSTU1	T-Rex 2X Long MSTR Daily Target ETF	M	ETF
MSTX	Tidal Trust II - Defiance Daily Target 1.75X Long MSTR ETF	M	ETF
MSTX1	Tidal Trust II - Defiance Daily Target 1.75X Long MSTR ETF	M	ETF
MSTY1	YIELDMAX MSTR OPTION INCOME STRATEGY ETF	M	ETF
MSTY	YIELDMAX MSTR OPTION INCOME STRATEGY ETF	M	ETF
MSTZ	T-Rex 2X Inverse MSTR Daily Target ETF	M	ETF
MT	ARCELORMITTAL	M	Equity
MTA	METALLA ROYALTY & STREAMING LTD.	M	Equity
MTB	M & T BANK CORP	M	Equity
MTCH	Match Group, Inc.	M	Equity
MTDR	Matador Resources Company	M	Equity
MTG	MGIC INVESTMENT CORPORATION	M	Equity
MTH	MERITAGE HOMES CORPORATION	M	Equity
MTLS	MATERIALISE NV	M	Equity
MTN	Vail Resorts, Inc.	M	Equity
MTRX	Matrix Service Company	M	Equity
MTSI	MACOM Technology Solutions Holdings, Inc.	M	Equity
MTUM	Altria Group, Inc	M	ETF
MTW	THE MANITOWOC COMPANY, INC.	M	Equity
MTZ	MASTEC INC	M	Equity
MU	MICRON TECHNOLOGY INC.	M	Equity
MUB	iShares S&P National AMT Free Municipal Bond Fund	M	ETF
MUFG	Mitsubishi UFJ Financial Group, Inc.	M	Equity
MULL	GRANITESHARES 2X LONG MU DAILY ETF	M	ETF
MUR	MURPHY OIL CORPORATION	M	Equity
MUSA	Murphy USA Inc.	M	Equity
MUU	Direxion Daily MU Bull 2X Shares	M	ETF
MUX	McEwen Mining Inc.	M	Equity
MVIS	Microvision, Inc.	M	Equity
MVLL	GRANITESHARES 2X LONG MRVL DAILY ETF	M	ETF
MVO	MV Oil Trust	M	Equity
MVST	Microvast Holdings, Inc. (MVST)	M	Equity
MWA	Mueller Water Products, Inc.	M	Equity
MX	MagnaChip Semiconductor Corp.	M	Equity
MXL	Maxlinear, Inc.	M	Equity
MYGN	MYRIAD GENETICS INC	M	Equity
MYO	MYOMO, INC.	M	Equity
MYPS	PLAYSTUDIOS, Inc.	M	Equity
NA	NANO LABS LTD. CLASS A	M	Equity
NABL	N-ABLE, INC	M	Equity
NAGE	Niagen Bioscience, Inc.	M	Equity
NAIL	Direxion Daily Homebuilders & Supplies Bull 3X Shares	M	ETF
NAK	Northern Dynasty Minerals Ltd.	M	Equity
NAKA	Nakamoto Inc.	M	Equity
NAKA1	Nakamoto Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
NAMS	NEWAMSTERDAM PHARMA COMPANY N.V.	M	Equity
NANC	UNUSUAL WHALES SUBVERSIVE DEMOCRATIC TRADING ETF	M	ETF
NASA	TEMA SPACE INNOVATORS ETF	M	ETF
NAT	Nordic American Tankers Ltd	M	Equity
NATL	NCR ATLEOS, LLC	M	Equity
NAUT	Nautilus Biotechnology, Inc.	M	Equity
NAVI	NAVIENT CORPORATION	M	Equity
NAVN	Navan, Inc.	M	Equity
NB	NIOCORP DEVELOPMENTS LTD.	M	Equity
NBIG	Leverage Shares 2X Long NBIS Daily ETF	M	ETF
NBIS	Nebius Group N.V.	M	Equity
NBIX	NEUROCRINE BIOSCIENCES	M	Equity
NBP	NovaBridge Biosciences	M	Equity
NBR	NABORS INDUSTRIES LTD.	M	Equity
NCLH	NORWEGIAN CRUISE LINE HOLDINGS LTD.	M	Equity
NCMI	National Cinenedia Inc	M	Equity
NCNO	nCino, Inc	M	Equity
NDAQ	Nasdaq OMX Group	M	Equity
NDSN	Nordson Corporation	M	Equity
NE	NOBLE CORPORATION	M	Equity
NEBX	TRADR 2X LONG NBIS DAILY ETF	M	ETF
NEE	NextEra Energy, Inc.	M	Equity
NEM	NEWMONT MINING CORPORATION	M	Equity
NEO	NeoGenomics, Inc.	M	Equity
NEOG	Neogen Corp	M	Equity
NEON	NEONODE INC.	M	Equity
NET	Cloudflare, Inc.	M	Equity
NEWP	NEW PACIFIC METALS CORP	M	Equity
NEWT	Newtek Business Services Corp	M	Equity
NEXA	NEXA RESOURCES S.A.	M	Equity
NEXT	NEXTDECADE CORP.	M	Equity
NFE	New Fortress Energy Inc	M	Equity
NFG	National Fuel Gas Company	M	Equity
NFGC	NEW FOUND GOLD	M	Equity
NFLU	T-REX 2X LONG NFLX DAILY TARGET ETF	M	ETF
NFLX	NETFLIX, INC.	M	Equity
NG	NOVAGOLD RESOURCES INC (dist)	M	Equity
NGG	National Grid PLC	M	Equity
NGL	NGL ENERGY PARTNERS L.P.	M	Equity
NGNE	Neurogene Inc.	M	Equity
NGS	Natural Gas Services Group	M	Equity
NI	NISOURCE, INC	M	Equity
NICE	NICE Ltd.	M	Equity
NIO	NIO Inc.	M	Equity
NIQ	NIQ Global Intelligence plc	M	Equity
NIU	Niu Technologies	M	Equity
NKE	NIKE INC.	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	Company Name	List Exch	Inst Type
NKLR	Terra Innovatum Global N.V.	M	Equity
NKTR	NEKTAR THERAPEUTICS	M	Equity
NKTX	NKARTA INC	M	Equity
NLR	VanEck Uranium and Nuclear ETF	M	ETF
NLY	ANNALY CAPITAL MANAGEMENT, INC.	M	Equity
NMAX	Newsmax, Inc.	M	Equity
NMFC	New Mountain Finance Corporation	M	Equity
NMG	NOUVEAU MONDE GRAPHITE INC	M	Equity
NMIH	NMI Holdings, Inc.	M	Equity
NMM	Navios Maritime Partners LP	M	Equity
NMR	Nomura Holdings, Inc.	M	Equity
NMRA	NEUMORA THERAPEUTICS INC	M	Equity
NMRK	Newmark Group Inc	M	Equity
NMTC	NEUROONE MEDICAL TECHNOLOGIES CORPORATION	M	Equity
NN	NEXTNAV INC.	M	Equity
NNBR	NN, Inc.	M	Equity
NNDM	NANO DIMENSION LTD	M	Equity
NNE	NANO Nuclear Energy Inc.	M	Equity
NNN	National Retail Properties, Inc.	M	Equity
NNOX	NANO-X IMAGING LTD	M	Equity
NNVC	NanoViricides, Inc	M	Equity
NOAH	Noah Holdings, Ltd.	M	Equity
NOC	NORTHROP GRUMMAN CORP	M	Equity
NOG	Northern Oil and Gas Inc	M	Equity
NOK	NOKIA CORPORATION	M	Equity
NOMD	Nomad Foods Limited	M	Equity
NOTV	INOTIV, INC.	M	Equity
NOV	NOV, Inc.	M	Equity
NOVT	Novanta Inc.	M	Equity
NOW	ServiceNow Inc.	M	Equity
NPO	EnPro Industries Inc	M	Equity
NPWR	NET Power Inc.	M	Equity
NRDS	NERDWALLET, INC	M	Equity
NRDY	Nerdy Inc.	M	Equity
NRG	NRG ENERGY, INC.	M	Equity
NRGV	Energy Vault Holdings, Inc	M	Equity
NRIX	NURIX THERAPEUTICS, INC.	M	Equity
NRP	Natural Resource Partners L.P.	M	Equity
NRXP	NRX PHARMACEUTICALS, INC	M	Equity
NSA	National Storage Affiliates	M	Equity
NSC	NORFOLK SOUTHERN CORPORATION	M	Equity
NSP	Insperity, Inc.	M	Equity
NSSC	Napco Security Technologies, Inc.	M	Equity
NTAP	NETAPP, INC.	M	Equity
NTCT	NetScout Systems, Inc.	M	Equity
NTES	NETEASE, INC.	M	Equity
NTGR	NETGEAR INC	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
NTLA	Intellia Therapeutics Inc.	M	Equity
NTNX	Nutanix, Inc.	M	Equity
NTR	Nutrien Ltd.	M	Equity
NTRA	Natera, Inc	M	Equity
NTRS	NORTHERN TRUST CORPORATIO	M	Equity
NTSK	Netskope, Inc.	M	Equity
NTWK	NetSol Technologies, Inc.	M	Equity
NU	NU HOLDINGS LTD.	M	Equity
NUAI	NEW ERA ENERGY & DIGITAL, INC.	M	Equity
NUCL	EAGLE NUCLEAR ENERGY CORP.	M	Equity
NUE	NUCOR CORPORATION	M	Equity
NUGT	DIREXION DAILY GOLD MINERS BULL 2X SHRS	M	ETF
NUS	NU SKIN ENTERPRISES INC.	M	Equity
NUVB	NUVATION BIO INC COM CL A	M	Equity
NUVL	NUVALENT, INC.	M	Equity
NVAX	NOVAVAX, INC	M	Equity
NVCR	NovoCure Limited	M	Equity
NVCT	NUVECTIS PHARMA, INC.	M	Equity
NVD	GraniteShares ETF Trust 2x Short NVDA Daily ETF	M	ETF
NVDA	NVIDIA CORPORATION	M	Equity
NVDL	GRANITESHARES 1.5X LONG NVDA DAILY ETF	M	ETF
NVDQ	T-REX 2X INVERSE NVIDIA DAILY TARGET	M	ETF
NVDS	AXS 1.25X NVDA BEAR DAILY ETF	M	ETF
NVDU	DIREXION DAILY NVDA BULL 1.5X SHARES	M	ETF
NVDX	T-REX 2X LONG NVIDIA DAILY	M	ETF
NVDY	YIELDMAX NVDA OPTION INCOME STRATEGY ETF	M	ETF
NVGS	NAVIGATOR HOLDINGS LTD.	M	Equity
NVMI	Nova Measuring Instruments Ltd.	M	Equity
NVO	Novo Nordisk	M	Equity
NVOX	DEFIANCE DAILY TARGET 2X LONG NVO ETF	M	ETF
NVS	Novartis AG	M	Equity
NVST	Envista Holdings Corp	M	Equity
NVT	nVent Electric plc	M	Equity
NVTS	NAVITAS SEMICONDUCTOR CORPORATION	M	Equity
NVX	NOVONIX LTD SPONSORED ADR	M	Equity
NWBI	Northwest Bancshares Inc	M	Equity
NWG	NatWest Group plc	M	Equity
NWL	NEWELL RUBBERMAID, INC.	M	Equity
NWSA	NEWS CORPORATION	M	Equity
NX	Quanex Building Products Corporation	M	Equity
NXDR	Nextdoor Holdings, Inc.	M	Equity
NXE	NEXGEN ENERGY LTNEXGEN ENERGY LTD.D.	M	Equity
NXPI	NXP Semiconductors NV	M	Equity
NXST	NEXSTAR BROADCASTING GROUP, INC.	M	Equity
NXT	NEXTRACKER INC.	M	Equity
NYT	NEW YORK TIMES COMPANY	M	Equity
O	Realty Income Corporation	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	Company Name	List Exch	Inst Type
OABI	OMNIAB, INC.	M	Equity
OBDC	Blue Owl Capital Corporation	M	Equity
OBE	OBSIDIAN ENERGY LTD	M	Equity
OC	OWENS CORNING INC.	M	Equity
OCGN	OCUGEN INC	M	Equity
OCSL	Oaktree Specialty Lending Corporation	M	Equity
OCUL	Ocular Therapeutix, Inc.	M	Equity
ODD	ODDITY TECH LTD	M	Equity
ODFL	Old Dominion Freight Line (150 shares)	M	Equity
ODV	OSISKO DEVELOPMENT CORP	M	Equity
OEC	Orion Engineered Carbons S.A.	M	Equity
OEF	ISHARES S&P 100 ETF	M	ETF
OGE	OGE ENERGY CORP.	M	Equity
OGI	OrganiGram Holdings Inc	M	Equity
OGN	ORGANON & CO.	M	Equity
OHI	OMEGA Healthcare Investors, Inc.	M	Equity
OI	OWENS-ILLINOIS INC.	M	Equity
OIH	MARKET VECTORS OIL SERVICES ETF	M	ETF
OII	OCEANEERING INTERNATIONAL, INC	M	Equity
OIS	Oil States International, Inc.	M	Equity
OKE	ONEOK, INC.	M	Equity
OKLL	Defiance Daily Target 2X Long OKLO ETF	M	ETF
OKLO	Oklo Inc.	M	Equity
OKTA	Okta, Inc.	M	Equity
OLED	CAMBRIDGE DISPLAY TECHNOLOGY INC.	M	Equity
OLLI	Ollie's Bargain Outlet Holdings, Inc.	M	Equity
OLMA	Aurora Innovation, Inc.	M	Equity
OLN	OLIN CORP.	M	Equity
OLPX	OLAPLEX HOLDINGS INC	M	Equity
OMAB	GRUPO AEROPORTUARIO DEL CENTRO NORTE SAB DE CV	M	Equity
OMC	OMNICOM GROUP	M	Equity
OMCL	OMNICELL, INC	M	Equity
OMDA	OMADA HEALTH	M	Equity
OMER	Omeros Corporation	M	Equity
OMEX	Odyssey Marine Exploration Inc.	M	Equity
OMF	OneMain Holdings, Inc.	M	Equity
ON	ON Semiconductor Corporation	M	Equity
ONB	Old National Bancorp	M	Equity
ONC	BeiGene, Ltd.	M	Equity
ONDS	ONDAS HOLDINGS, INC.	M	Equity
ONEQ	FIDELITY NASDAQ COMPOSITE INDEX ETF	M	ETF
ONEW	ONEWATER MARINE INC	M	Equity
ONL	ORION OFFICE REIT INC	M	Equity
ONON	ON HOLDING AG	M	Equity
ONT	Onterris, Inc.	M	Equity
ONTO	Onto Innovation Inc.	M	Equity
OPAD	Offerpad Solutions Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
OPCH	Option Care Health, Inc	M	Equity
OPEN1	Opendoor Technologies Inc.	M	Equity
OPEN	Opendoor Technologies Inc.	M	Equity
OPEN1		M	Equity
OPEN1		M	Equity
OPEN1		M	Equity
OPFI	OppFi Inc.	M	Equity
OPK	OPKO HEALTH, INC.	M	Equity
OPLN	OPENLANE, Inc	M	Equity
OPRA	Opera Limited	M	Equity
OPRT	OPORTUN FINANCIAL CORP.	M	Equity
OPRX	OptimizeRx Corporation	M	Equity
OPTT	OCEAN POWER TECHNOLOGIES, INC.	M	Equity
OPTU	Optimum Communications, Inc.	M	Equity
OPY	Oppenheimer Holdings Inc.	M	Equity
OR	Osisko Gold Royalties Ltd	M	Equity
ORA	Ormat Technologies, Inc.	M	Equity
ORBS	EIGHTCO HOLDINGS INC.	M	Equity
ORC	Orchid Island Capital, Inc.	M	Equity
ORCL	ORACLE CORPORATION	M	Equity
ORCX	Defiance Daily Target 2X Long ORCL ETF	M	ETF
ORGO	ORGANOGENESIS HOLDINGS, INC.	M	Equity
ORI	Old Republic International Corporation	M	Equity
ORIC	ORIC PHARMACEUTICALS INC	M	Equity
ORIO	Orion Digital Corporation	M	Equity
ORLA	ORLA MINING LTD	M	Equity
ORLY	O'REILLY AUTOMOTIVE INC.	M	Equity
ORMP	Oramed Pharmaceuticals Inc.	M	Equity
ORN	Orion Marine Group, Inc.	M	Equity
ORR	Militia Long/Short Equity ETF	M	ETF
OSCR	OSCAR HEALTH INC.	M	Equity
OSG	Octave Specialty Group, Inc.	M	Equity
OSIS	OSI Systems Inc.	M	Equity
OSK	Oshkosh Corporation	M	Equity
OSPN	OneSpan Inc.	M	Equity
OSS	ONE STOP SYSTEMS, INC.	M	Equity
OSUR	ORASURE TECHNOLOGIES INC	M	Equity
OSW	OneSpaWorld Holdings Limited	M	Equity
OTEX	OPEN TEXT CORPORATION	M	Equity
OTIS	Otis Worldwide Corporation	M	Equity
OTLK	OUTLOOK THERAPEUTICS, INC.	M	Equity
OTLY	OATLY GROUP AB	M	Equity
OUST	Ouster, Inc	M	Equity
OUT	OUTFRONT MEDIA INC.	M	Equity
OVID	Ovid Therapeutics Inc.	M	Equity
OVV	Ovintiv Inc.	M	Equity
OWL	Blue Owl Capital Inc.	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
OXM	Oxford Industries, Inc	M	Equity
OXSQ	Oxford Square Capital Corporation	M	Equity
OXY	OCCIDENTAL PETROLEUM CORPORATION	M	Equity
OZK	Bank OZK	M	Equity
P	Everpure, Inc.	M	Equity
PAA	PLAINS ALL AMERICAN PIPELINE, LP	M	Equity
PAAS	PAN AMERICAN SILVER CORPORATION	M	Equity
PACB	Pacific Biosciences of California Inc	M	Equity
PACK	RANPAK HOLDINGS CORP	M	Equity
PACS	PACS Group, Inc.	M	Equity
PAG	Penske Automotive Group Inc	M	Equity
PAGP	PLAINS GP HOLDINGS, L.P.	M	Equity
PAGS	PagSeguro Digital Ltd.	M	Equity
PAL	PROFICIENT AUTO LOGISTICS INC	M	Equity
PALL	ABRDN PHYSICAL PALLADIUM SHARES ETF	M	ETF
PAM	Pampa Energía S.A.	M	Equity
PANL	PANGAEA LOGISTICS SOLUTIONS LTD.	M	Equity
PANW	Palo Alto Networks Inc	M	Equity
PAR	PAR Technology Corporation	M	Equity
PARR	Par Pacific Holdings, Inc.	M	Equity
PATH	UIPATH INC	M	Equity
PATK	Patrick Industries, Inc.	M	Equity
PAVE	Global X U.S. Infrastructure Development ETF	M	ETF
PAX	PATRIA INVESTMENT LTD	M	Equity
PAY	PAYMENTUS HOLDINGS, INC	M	Equity
PAYC	Paycom Software, Inc.	M	Equity
PAYO	Payoneer Global Inc.	M	Equity
PAYS	PaySign, Inc.	M	Equity
PAYX	PAYCHEX, INC	M	Equity
PBA	Pembina Pipeline Corporation	M	Equity
PBF	PBF ENERGYINC.	M	Equity
PBI	PITNEY BOWES INC.	M	Equity
PBR	PETROLEO BRASILEIRO PETROBRAS SA	M	Equity
PBRA	Petroleo Brasileiro S.A. - Petrobras	M	Equity
PBT	PERMIAN BASIN ROYALTY TRUST	M	Equity
PBYI	PUMA BIOTECHNOLOGY, INC.	M	Equity
PCAR	PACCAR INC.	M	Equity
PCG	PG & E CORP	M	Equity
PCOR	PROCORE TECH.	M	Equity
PCRX	Pacira Pharmaceuticals, Inc./DE	M	Equity
PCT	PURECYCLE TECHNOLOGIES INC	M	Equity
PCTY	Paylocity Holding Corporation	M	Equity
PCVX	VAXCYTE, INC.	M	Equity
PD	PagerDuty, Inc.	M	Equity
PDBC	INVESCO OPTIMUM YIELD DIVER STARTEGY NO K-1 ETF	M	ETF
PDD	Pinduoduo Inc.	M	Equity
PDS	Precision Drilling Corporation	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
PDSB	PDS BIOTECHNOLOGY CORP.	M	Equity
PDYN	PALLADYNE AI CORP.	M	Equity
PEB	Pebblebrook Hotel Trust	M	Equity
PEG	PUBLIC SERVICE ENT GROUP INC	M	Equity
PEGA	Pegasystems, Inc.	M	Equity
PENG	Penguin Solutions, Inc.	M	Equity
PENN	PENN NATIONAL GAMING INC	M	Equity
PEP	PEPSICO, INC.	M	Equity
PEPG	PEPGEN INC.	M	Equity
PERI	Perion Network Ltd.	M	Equity
PESI	Perma-Fix Environmental Services, Inc.	M	Equity
PETS	PETMED EXPRESS, INC.	M	Equity
PEW	GrabAGun Digital Holdings Inc.	M	Equity
PEY	Invesco High Yield Equity Dividend Achievers ETF	M	ETF
PFE	PFIZER INC.	M	Equity
PFF	iShares US Preferred Stock	M	ETF
PFFD	GLOBAL X U.S. PREFERRED ETF	M	ETF
PFG	PRINCIPAL FINANCIAL GROUP, INC.	M	Equity
PFGC	Performance Food Group Company	M	Equity
PFLT	Pennantpark Floating Rate Capital Ltd	M	Equity
PFSI	PennyMac Financial Services, Inc.	M	Equity
PG	PROCTER & GAMBLE COMPANY	M	Equity
PGEN	Precigen, Inc.	M	Equity
PGF	PowerShares Financial Preferred ETF	M	ETF
PGJ	PowerShares Golden Dragon China Portfolio	M	ETF
PGNY	Progyny Inc	M	Equity
PGR	PROGRESSIVE CORPORATION	M	Equity
PGY	PAGAYA TECHNOLOGIES LTD	M	Equity
PH	PARKER-HANNIFIN CORP	M	Equity
PHAT	PHATHOM PHARMACEUTICALS, INC.	M	Equity
PHG	Koninklijke Philips N.V	M	Equity
PHIN	PHINIA INC.	M	Equity
PHM	PULTEGROUP, INC.	M	Equity
PHR	PHREESIA, INC.	M	Equity
PHUN	PHUNWARE, INC.	M	Equity
PI	Impinj, Inc.	M	Equity
PICK	iShares MSCI Global Metals & Mining Producers ETF	M	ETF
PII	POLARIS INDUSTRIES, INC.	M	Equity
PINS	Pinterest, Inc.	M	Equity
PIPR	Piper Sandler Companies	M	Equity
PJT	PJT Partners Inc.	M	Equity
PK	Park Hotels & Resorts Inc.	M	Equity
PKE	Park Aerospace Corp.	M	Equity
PKG	PACKAGING CORP OF AMERICA	M	Equity
PKX	POSCO	M	Equity
PL	Planet Labs PBC	M	Equity
PLAB	Photronics Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
PLAY	Dave & Buster's Entertainment, Inc.	M	Equity
PLBY	PLBY GROUP, INC.	M	Equity
PLCE	CHILDREN'S PLACE RETAIL	M	Equity
PLD	PROLOGIS INC.	M	Equity
PLG	PLATINUM GROUP METALS LTD.	M	Equity
PLMR	Palomar Holdings, Inc	M	Equity
PLNT	Planet Fitness, Inc.	M	Equity
PLRX	PLIANT THERAPEUTICS, INC.	M	Equity
PLSE	Pulse Biosciences, Inc.	M	Equity
PLTK	PLAYTIKA HOLDING CORP.	M	Equity
PLTR	Palantir Technologies Inc.	M	Equity
PLTU	DIREXION DAILY PLTR BULL 2X SHARES	M	ETF
PLTY	YIELDMAX PLTR OPTION INCOME STRATEGY ETF	M	ETF
PLUG	PLUG POWER INC	M	Equity
PLX	Protalix BioTherapeutics Inc.	M	Equity
PM	PHILIP MORRIS INTERNATIONAL, INC.	M	Equity
PMT	Pennymac Mortgage Investment Trust	M	Equity
PNC	PNC FINANCIAL SERVICES GROUP INC.	M	Equity
PNFP	Pinnacle Financial Partners, Inc.	M	Equity
PNNT	PennantPark Investment Corp	M	Equity
PNR	Pentair plc	M	Equity
PNW	Pinnacle West Capital Corporation	M	Equity
PODD	Insulet Corporation	M	Equity
POET	POET Technologies Inc.	M	Equity
PONY	PONY AI INC.	M	Equity
POOL	Pool Corporation	M	Equity
POR	PORTLAND GENERAL ELECTRIC COMPANY	M	Equity
POST	Post Holdings, Inc.	M	Equity
POWI	Power Integrations Inc	M	Equity
POWL	POWELL INDUSTRIES, INC.	M	Equity
POWW	AMMO INC	M	Equity
PPA	INVESCO AEROSPACE & DEFENSE ETF	M	ETF
PPC	PILGRIMS PRIDE CORP	M	Equity
PPG	PPG INDUSTRIES INC.	M	Equity
PPH	Market Vectors Pharmaceutical ETF	M	ETF
PPIH	PERMA-PIPE INTERNATIONAL HOLDINGS INC	M	Equity
PPL	PPL CORPORATION	M	Equity
PPLI	People Incorporated	M	Equity
IAC	People Incorporated	M	Equity
PPLT	ABRDN PHYSICAL PLATINUM SHARES ETF	M	ETF
PPTA	PERPETUA RESOURCES CORP.	M	Equity
PR	Permian Resources Corporation	M	Equity
PRA	ProAssurance Corporation	M	Equity
PRAA	PRA GROUP, INC.	M	Equity
PRAX	PRAXIS PRECISION MEDICINES, INC.	M	Equity
PRCH	PORCH GROUP, INC.	M	Equity
PRCT	PROCEPT BIOROBOTICS CORP.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
PRDO	Perdoceo Education Corporation	M	Equity
PRG	PROG Holdings, Inc.	M	Equity
PRGO	PERRIGO COMPANY	M	Equity
PRGS	Progress Software Corporation	M	Equity
PRIM	Primoris Services Corporation	M	Equity
PRKS	o United Parks & Resorts Inc.	M	Equity
PRLB	Proto Labs Inc	M	Equity
PRLD	PRELUDE THERAPEUTICS, INC.	M	Equity
PRM	PERIMETER SOLUTIONS SA	M	Equity
PRMB	Primo Brands Corporation	M	Equity
PRME	PRIME MEDICINE, INC.	M	Equity
PROK	PROKIDNEY CORP. CLASS A	M	Equity
PROP	PRAIRIE OPERATING CO.	M	Equity
PRPL	Purple Innovation, Inc.	M	Equity
PRQR	Proqr Therapeutics N.V.	M	Equity
PRTA	PROTHENA CORPORATION PLC	M	Equity
PRTS	CarParts.com, Inc	M	Equity
PRU	PRUDENTIAL FINANCIAL, INC.	M	Equity
PRVA	PRIVIA HEALTH GROUP INC	M	Equity
PS	Pershing Square Inc.	M	Equity
PSA	Public Storage	M	Equity
PSEC	Prospect Captial Corporation	M	Equity
PSFE	Paysafe Limited	M	Equity
PSIX	POWER SOLUTIONS INTERNATIONAL, INC.	M	Equity
PSKY	Paramount Skydance Corporation	M	Equity
PSMT	PriceSmart, Inc.	M	Equity
PSN	Parsons Corporation	M	Equity
PSNL	PERSONALIS, INC.	M	Equity
PSNY	Polestar Automotive Holding UK PLC	M	Equity
PSQ	ProShares Short QQQ	M	ETF
PSQH	PSQ Holdings, Inc. (PSQH)	M	Equity
PSTL	POSTAL REALTY TRUST INC CL A	M	Equity
PSX	PHILLIPS 66	M	Equity
PTC	PTC Inc.	M	Equity
PTCT	PTC Therapeutics, Inc.	M	Equity
PTEN	PATTERSON-UTI ENERGY INC.	M	Equity
PTF	Invesco Dorsey Wright Technology Momentum ETF	M	ETF
PTGX	PROTAGONIST THERAPEUTICS, INC.	M	Equity
PTIR	GraniteShares 2x Long PLTR Daily ETF	M	ETF
PTLO	PORTILLOS INC	M	Equity
PTON	Peloton Interactive, Inc.	M	Equity
PTRN	PATTERN GROUP INC.	M	Equity
PUBM	PUBMATIC INC	M	Equity
PUMP	ProPetro Holding Corp.	M	Equity
PURR	HYPERLIQUID STRATEGIES INC	M	Equity
PUSA	Aureus Greenway Holdings Inc.	M	Equity
PVH	PVH Corp.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
PVL	Permianville Royalty Trust	M	Equity
PVLA	PALVELLA THERAPEUTICS, INC.	M	Equity
PWP	Perella Weinberg Partners	M	Equity
PWR	QUANTA SERVICES, INC.	M	Equity
PYPL	PayPal Holdings, Inc.	M	Equity
PYXS	PYXIS ONCOLOGY, INC.	M	Equity
PZZA	Papa John's International, Inc.	M	Equity
Q	QNITY ELECTRONICS INC.	M	Equity
QBTS	D-WAVE QUANTUM INC.	M	Equity
QBTX	TRADR 2X LONG QBTS DAILY ETF	M	ETF
QCML	GRANITESHARES 2X LONG QCOM DAILY ETF	M	ETF
QCOM	QUALCOMM INCORPORATED	M	Equity
QDEL	QUIDEL CORPORATION	M	Equity
QDTE	Roundhill Innovation-100 0DTE Covered Call Strategy ETF	M	ETF
QFIN	360 DIGITECH, INC.	M	Equity
QGEN	QIAGEN N V	M	Equity
QID	PROSHARES ULTRASHORT QQQ	M	ETF
QLD	PROSHARES ULTRA QQQ	M	ETF
QLYS	QUALYS, INC.	M	Equity
QNST	Quinstreet, Inc.	M	Equity
QQQ	INVESCO QQQ Trust	M	ETF
QQQE	Direxion NASDAQ-100 Equal Weighted Index Shares	M	ETF
QQQI	NEOS NASDAQ 100 HIGH INCOME ETF	M	ETF
QQQJ	INVESCO NASDAQ NEXT GEN 100 ETF	M	Equity
QQQM	INVESCO NASDAQ 100 ETF	M	ETF
QQQY	DEFIANCE NASDAQ 100 ENHANCED OPTIONS INCOME ETF	M	ETF
QRHC	QUEST RESOURCE HOLDING CORPORATION	M	Equity
QRVO	Qorvo, Inc.	M	Equity
QS	QuantumScape Corporation	M	Equity
QSI	Quantum-Si Incorporated	M	Equity
QSR	Restaurant Brands International Inc.	M	Equity
QTRX	QUANTERIX CORPORATION	M	Equity
QTUM	DEFIANCE QUANTUM ETF	M	ETF
QTWO	Q2 Holdings, Inc.	M	Equity
QUAD	Quad/Graphics, Inc.	M	Equity
QUAL	iShares MSCI USA Quality Factor ETF	M	ETF
QUBT	QUANTUM COMPUTING INC.	M	Equity
QUBX	TRADR 2X LONG QUBT DAILY ETF	M	ETF
QUIK	QuickLogic Corporation	M	Equity
QURE	uniQure N.V.	M	Equity
QXO	QXO, INC.	M	Equity
QYLD	GLOBAL X NASDAQ 100 COVERED CALL ETF	M	ETF
R	RYDER SYSTEMS INC.	M	Equity
RACE	Ferrari N.V.	M	Equity
RAIL	Freight Car America Inc	M	Equity
RAL	RALLIANT CORPORATION	M	Equity
RAMP	LiveRamp Holdings, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
RANI	RANI THERAPEUTICS HOLDINGS, INC.	M	Equity
RAPP	RAPPORT THERAPEUTICS, INC.	M	Equity
RARE	Ultragenyx Pharmaceutical Inc.	M	Equity
RBA	Ritchie Bros. Auctioneers Incorporated	M	Equity
RBBN	Ribbon Communications Inc	M	Equity
RBLX	Roblox Corporation	M	Equity
RBRK	Rubrik, Inc.	M	Equity
RC	Ready Capital Corporation	M	Equity
RCAT	RED CAT HOLDINGS, INC.	M	Equity
RCEL	Avita Therapeutics, Inc.	M	Equity
RCI	Rogers Communication, Inc.	M	Equity
RCKT	Rocket Pharmaceuticals, Inc.	M	Equity
RCL	ROYAL CARIBBEAN CRUISES LTD.	M	Equity
RCON	RECON TECHNOLOGY LTD.	M	Equity
RCUS	Arcus Biosciences, Inc.	M	Equity
RDDT	Reddit, Inc.	M	Equity
RDI	Reading International Inc	M	Equity
RDN	RADIAN GROUP INC.	M	Equity
RDNT	RadNet, Inc.	M	Equity
RDNW	RideNow Group, Inc	M	Equity
RDTL	GRANITESHARES 2X LONG RDDT DAILY ETF	M	ETF
RDW	Redwire Corporation	M	Equity
RDWR	RADWARE LTD.	M	Equity
RDY	Dr. Reddy's Laboratories Limited	M	Equity
REAL	RealReal Inc	M	Equity
REAX	REAL BROKERAGE INC.	M	Equity
REE	REE Automotive Ltd.	M	Equity
REFR	Research Frontiers Inc.	M	Equity
REG	REGENCY CENTERS CORP	M	Equity
REGN	REGENERON PHARMACEUTICALS	M	Equity
REI	Ring Energy, Inc.	M	Equity
REK	ProShares Short Real Estate	M	ETF
REKR	REKOR SYSTEMS, INC.	M	Equity
RELL	Richardson Electronics Ltd	M	Equity
RELX	RELX PLC	M	Equity
RELY	REMITLY GLOBAL, INC	M	Equity
REM	ISHARES MORTGAGE REAL ESTATE ETF	M	ETF
REMX	Market Vectors Rare Earth/Strategic Metals ETF	M	ETF
REPL	REPLIMUNE GROUP, INC.	M	Equity
RES	RPC INC	M	Equity
RETL	Direxion Daily Retail Bull 3X Shares	M	ETF
REX	REX AMERICAN RESOURCES CORP	M	Equity
REXR	Rexford Industrial Realty, Inc.	M	Equity
REYN	REYNOLDS CONSUMER PRODUCTS	M	Equity
REZI	Resideo Technologies Inc	M	Equity
RF	REGIONS FINANCIAL CORPORATION	M	Equity
RFIL	RF Industries, Ltd.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
RGA	Reinsurance Group of America Inc	M	Equity
RGC	REGENCELL BIOSCIENCE HOLDINGS LIMITED	M	Equity
RGEN	Repligen Corporation	M	Equity
RGLD	ROYAL GOLD, INC.	M	Equity
RGNX	REGENXBIO Inc.	M	Equity
RGP	Resources Connection, Inc.	M	Equity
RGR	STURM, RUGER & COMPANY INC.	M	Equity
RGTI	Rigetti Computing, Inc	M	Equity
RGTX	Defiance Daily Target 2X Long RGTI ETF	M	ETF
RH	RESTORATION HARDWARE HOLDINGS, INC	M	Equity
RHI	ROBERT HALF INTERNATIONAL	M	Equity
RHP	Ryman Hospitality Properties, Inc.(Stk Div)	M	Equity
RICK	RCI HOSPITALITY HOLDINGS, INC.	M	Equity
RIG	TRANSOCEAN LTD.	M	Equity
RIGL	Rigel Pharmaceuticals, Inc.	M	Equity
RILY	B Riley Financial Inc	M	Equity
RIO	RIO TINTO PLC	M	Equity
RIOT	Riot Blockchain, Inc.	M	Equity
RIOX	DEFIANCE DAILY TARGET 2X LONG RIOT ETF	M	ETF
RITM	Rithm Capital Corporation	M	Equity
RIVN	Rivian Automotive, Inc.	M	Equity
RJF	RAYMOND JAMES FINANCIAL INC	M	Equity
RKLB	Rocket Lab Corporation	M	Equity
RKLX	DEFIANCE DAILY TARGET 2X LONG RKLB ETF	M	ETF
RKT	Rocket Companies, Inc.	M	Equity
RL	RALPH LAUREN CORPORATION	M	Equity
RLAY	RELAY THERAPEUTICS INC	M	Equity
RLGT	Radiant Logistics, Inc.	M	Equity
RLI	RLI Corporation	M	Equity
RLMD	RELMADA THERAPEUTICS INC	M	Equity
RLX	RLX TECHNOLOGY INC	M	Equity
RMAX	RE/MAX Holdings Inc.	M	Equity
RMBS	RAMBUS INC	M	Equity
RMD	RESMED, INC.	M	Equity
RMNI	RIMINI STREET, INC.	M	Equity
RMTI	Rockwell Medical, Inc.	M	Equity
RNG	RINGCENTRAL, INC.	M	Equity
RNR	RENAISSANCERE HOLDINGS LTD.	M	Equity
RNW	ReNew Energy Global plc	M	Equity
ROAD	CONSTRUCTION PARTNERS, INC	M	Equity
ROBN	T-REX 2X LONG HOOD DAILY TARGET ETF	M	ETF
ROG	ROGERS CORPORATION	M	Equity
ROIV	ROIVANT SCIENCES LTD	M	Equity
ROK	ROCKWELL AUTOMATION	M	Equity
ROKU	Roku, Inc.	M	Equity
ROL	Rollins, Inc.	M	Equity
ROM	ProShares Ultra Technology	M	ETF

MIAX Options Securities List as of 6/4/2026			
Und Symbol	Company Name	List Exch	Inst Type
ROOT	ROOT, INC. DELAWARE	M	Equity
ROP	Roper Technologies, Inc.	M	Equity
ROST	ROSS STORES INC.	M	Equity
RPAR	RPAR RISK PARITY	M	Equity
RPAY	REPAY HOLDINGS CORP.	M	Equity
RPC	Ridgepost Capital, Inc.	M	Equity
RPD	Rapid7, Inc.	M	Equity
RPM	RPM INTERNATIONAL, INC	M	Equity
RPRX	ROYALTY PHARMA PLC	M	Equity
RR	RICHTECH ROBOTICS INC.	M	Equity
RRC	RANGE RESOURCES CORPORATION	M	Equity
RRGB	Red Robin Gourmet Burgers, Inc.	M	Equity
RRR	Red Rock Resorts, Inc.	M	Equity
RRX	Regal Rexnord Corporation	M	Equity
RS	RELIANCE STEEL & ALUMINUM CO.	M	Equity
RSG	REPUBLIC SERVICES	M	Equity
RSI	Rush Street Interactive, Inc.	M	Equity
RSKD	RISKIFIED LTD.	M	Equity
RSP	Invesco S&P 500 Equal Weight ETF	M	ETF
RSVR	RESERVOIR MEDIA, INC.	M	Equity
RTO	RENTOKIL INITIAL PLC	M	Equity
RTX	Raytheon Technologies Corporation	M	Equity
RUM	Rumble Inc.	M	Equity
RUN	Sunrun Inc.	M	Equity
RVLV	Revolve Group, Inc.	M	Equity
RVMD	REVOLUTION MEDICINES, INC.	M	Equity
RVTY	Revvity, Inc.	M	Equity
RWAY	RUNWAY GROWTH FINANCE CORP.	M	Equity
RWM	ProShares Short Russell2000	M	ETF
RWT	REDWOOD TRUST, INC.	M	Equity
RXO	RXO, INC.	M	Equity
RXRX	RECURSION PHARMACEUTICALS	M	Equity
RXST	RXSIGHT, INC.	M	Equity
RXT	RACKSPACE TECHNOLOGY, INC.	M	Equity
RY	ROYAL BANK OF CANADA	M	Equity
RYAAY	Ryanair Holdings plc	M	Equity
RYAM	RAYONIER ADVANCED MATERIALS INC.	M	Equity
RYAN	RYAN SPECIALITY GROUP	M	Equity
RYLD	GLOBAL X FDS RUSSELL 2000	M	ETF
RYN	Rayonier Inc.	M	Equity
RYTM	Rhythm Pharmaceuticals, Inc	M	Equity
RZLT	REZOLUTE, INC	M	Equity
RZLV	REZOLVE AI LIMITED	M	Equity
S	SENTINELONE, INC	M	Equity
SA1	SEABRIDGE GOLD INC	M	Equity
SA	SEABRIDGE GOLD INC	M	Equity
SABR	SABRE CORPORATION	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
SACH	SACHEM CAPITAL CORP.	M	Equity
SAFE	Safehold Inc	M	Equity
SAFT	Safety Insurance Group Inc.	M	Equity
SAH	SONIC AUTOMOTIVE,INC.	M	Equity
SAIA	Saia, Inc.	M	Equity
SAIC	Science Applications International Corporation	M	Equity
SAIL	SailPoint, Inc.	M	Equity
SAM	Boston Beer Company, Inc.	M	Equity
SAN	BANCO SANTANDER, S.A.	M	Equity
SANA	SANA BIOTECHNOLOGY INC.	M	Equity
SANM	Sanmina Corporation	M	Equity
SAP	SAP AG	M	Equity
SARK	TUTTLE CAPITAL SHORT INNOVATION ETF	M	ETF
SARO	StandardAero, Inc.	M	Equity
SATL	SATELLOGIC INC	M	Equity
SATS	EchoStar Corp	M	Equity
SB	Safe Bulkers Inc.	M	Equity
SBAC	SBA COMMUNICATION CORP	M	Equity
SBET	SHARPLINK GAMING INC	M	Equity
SBGI	SINCLAIR BROADCASTING GRP	M	Equity
SBH	Sally Beauty Holdings Inc	M	Equity
SBIT	PROSHARES ULTRASHORT BITCOIN ETF	M	ETF
SBLK	Star Bulk Carriers Corporation	M	Equity
SBRA	Sabra Health Care REIT, Inc.	M	Equity
SBS	Companhia de Saneamento Basico do Estado de Sao Paulo	M	Equity
SBSW	Sibanye-Stillwater	M	Equity
SBUX	STARBUCKS CORPORATION	M	Equity
SCCO	SOUTHERN COPPER CORPORATION	M	Equity
SCHB	Schwab US Broad Market ETF	M	ETF
SCHD	Schwab US Dividend Equity ETF	M	ETF
SCHG	Schwab U.S. Large-Cap Growth ETF	M	ETF
SCHL	Scholastic Corporation	M	Equity
SCHO	SCHWAB SHORT-TERM US TREASURY ETF	M	ETF
SCHP	Schwab U.S. TIPs ETF	M	ETF
SCHW	THE CHARLES SCHWAB CORPORATION	M	Equity
SCI	SERVICE CORPORATION INTERNATIONAL	M	Equity
SCM	Stellus Capital Investment Corp	M	Equity
SCO	ProShare UltraShort DJ UBS Crude Oil	M	ETF
SCO1	ProShare UltraShort DJ UBS Crude Oil	M	ETF
SCSC	SCANSOURCE, INC.	M	Equity
SCVL	Shoe Carnival Inc	M	Equity
SCYX	SCYNEXIS, Inc.	M	Equity
SD	SandRidge Energy, Inc.	M	Equity
SDGR	SCHRODINGER, INC.	M	Equity
SDIV	Global X SuperDividend ETF	M	Equity
SDOW	ProShares UltraPro Short Dow30	M	ETF
SDRL	SEADRILL LIMITED	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
SDS	PROSHARES ULTRASHORT S&P500	M	ETF
SDS1	PROSHARES ULTRASHORT S&P500	M	ETF
SDY	SPDR S&P Dividend ETF	M	ETF
SE	Sea Limited	M	Equity
SEDG	SolarEdge Technologies, Inc.	M	Equity
SEI	Solaris Energy Infrastructure, Inc.	M	Equity
SEIC	SEI INVESTMENTS CO	M	Equity
SEM	Select Medical Holdings Corporation	M	Equity
SENS	Senseonics Holdings Inc.	M	Equity
SEPN	SEPTERNA, INC.	M	Equity
SERV	SERVE ROBOTICS INC.	M	Equity
SES	SES AI Corporation	M	Equity
SEV	APTERA MOTORS CORP.	M	Equity
SEZL	SEZZLE INC	M	Equity
SF	Stifel Financial Corp.	M	Equity
SFD	Smithfield Foods, Inc.	M	Equity
SFIX	Stitch Fix, Inc.	M	Equity
SFL	SHIP FINANCE INTERNATIONAL LIMITED	M	Equity
SFM	SPROUTS FARMERS MARKET, INC.	M	Equity
SG	SWEETGREEN, INC.	M	Equity
SGHC	Super Group	M	Equity
SGHT	SIGHT SCIENCES, INC.	M	Equity
SGI	Somnigroup International Inc.	M	Equity
SGML	SIGMA LITHIUM CORP	M	Equity
SGMT	SAGIMET BIOSCIENCES INC.	M	Equity
SGOL	ETFS Physical Swiss Gold Shares ETF	M	ETF
SGOV	ISHARES 0-3 MONTH TREASURY BOND ETF	M	ETF
SGRY	Surgery Partners Inc.	M	Equity
SH	ProShares Short S&P 500	M	ETF
SHAK	Shake Shack Inc.	M	Equity
SHC	SOTERA HEALTH COMPANY	M	Equity
SHEL	Shell plc	M	Equity
SHIP	SEANERGY MARITIME HOLDINGS CORP	M	Equity
SHLD	GLOBAL X DEFENSE TECH ETF	M	ETF
SHLS	SHOALS TECHNOLOGIES GROUP	M	Equity
SHO	Sunstone Hotel Investors, Inc.	M	Equity
SHOO	STEVEN MADDEN, LTD.	M	Equity
SHOP	Shopify Inc.	M	Equity
SHW	THE SHERWIN-WILLIAMS COMPANY	M	Equity
SHY	Ishares Barclays 1-3 Year Treasury Bond	M	ETF
SIBN	SI-BONE, INC.	M	Equity
SID	COMPANHIA SIDERURGICAL NACIONAL ADR	M	Equity
SIDU	SIDUS SPACE, INC.	M	Equity
SIEB	Siebert Financial Corp	M	Equity
SIG	SIGNET JEWELERS LIMITEDSHS	M	Equity
SIGA	SIGA Technologies Inc.	M	Equity
SII	Sprott Inc	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
SIL	Global X Silver Miners ETF	M	ETF
SILJ	ETFMG Prime Junior Silver ETF	M	ETF
SIMO	Silicon Motion Technology Corp.	M	Equity
SIRI	SIRIUS XM RADIO INC.	M	Equity
SITC	SITE Centers Corporation	M	Equity
SITE	SiteOne Landscape Supply, Inc.	M	Equity
SITM	SITIME CORP	M	Equity
SIVR	ETFS Physical Silver	M	ETF
SJM	J M SMUCKER COMPANY (THE)	M	Equity
SJNK	SPDR Barclays Short Term High Yield Bond ETF	M	ETF
SJT	San Juan Basin Royalty Trust	M	Equity
SKE	SKEENA RESOURCES LIMITED	M	Equity
SKF	ProShares UltraShort Financials	M	ETF
SKIN	The Beauty Health Company	M	Equity
SKLZ	Skillz Inc.	M	Equity
SKM	SK TELECOM CO. LTD	M	Equity
SKT	Tanger Factory Outlet Centers, Inc.	M	Equity
SKY	Skyline Champion Corporation	M	Equity
SKYE	SKYE BIOSCIENCE, INC.	M	Equity
SKYT	SKYWATER TECHNOLOGY INC	M	Equity
SKYW	SkyWest Inc.	M	Equity
SKYY	First Trust ISE Cloud Computing Index Fund	M	ETF
SLAB	SILICON LABORATORIES INC.	M	Equity
SLAI	SOLAI Limited	M	Equity
SLB	SCHLUMBERGER LIMITED	M	Equity
SLDB	SOLID BIOSCIENCES, INC	M	Equity
SLDE	SLIDE INSURANCE HOLDINGS, INC.	M	Equity
SLDP	Solid Power, Inc.	M	Equity
SLF	SUN LIFE FINANCIAL INC.	M	Equity
SLG	SL Green Realty Corp.	M	Equity
SLGN	Silgan Holdings Inc.	M	Equity
SLI	STANDARD LITHIUM LTD.	M	Equity
SLM	SLM CORP	M	Equity
SLP	Simulations Plus, Inc	M	Equity
SLQT	SELECTQUOTE, INC.	M	Equity
SLS	SELLAS LIFE SCIENCES GROUP, INC.	M	Equity
SLV	ISHARES SILVER TRUST	M	ETF
SLVM	SYLVAMO CORPORATION	M	Equity
SLVP	ISHARES MSCI GLOBAL SILVER MINERS ETF	M	ETF
SLVR	SPROTT SILVER MINERS & PHYSICAL SILVER ETF	M	ETF
SM	SM Energy Company	M	Equity
SMCI	SUPER MICRO COMPUTER INC	M	Equity
SMCL	GraniteShares 2x Long SMCI Daily ETF	M	ETF
SMCX	Defiance Daily Target 2X Long SMCI ETF	M	ETF
SMCY	YIELDMAX SMCI OPTION INCOME STRATEGY ETF	M	ETF
SMFG	SUMITOMO MITSUI FINANCIAL GROUP, INC.	M	Equity
SMG	The Scotts Miracle-Gro Company	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
	MIAX Options Securities List as of 6/4/2026		
SMH	MARKET VECTORS SEMICONDUCTOR ETF	M	ETF
SMHI	SEACOR MARINE HOLDINGS INC	M	Equity
SMMT	Summit Therapeutics Inc.	M	Equity
SMPL	Simply Good Foods Co	M	Equity
SMR	NuScale Power Corporation	M	Equity
SMST	Tidal Trust II Defiance Daily Target 2x Short MSTR	M	ETF
SMTC	SEMTECH CORPORATION	M	Equity
SMU	TRADR 2X LONG SMR DAILY ETF	M	ETF
SMWB	SIMILARWEB LTD.SIMILARWEB LTD.	M	Equity
SN	SHARKNINJA INC	M	Equity
SNA	SNAP-ON INCORPORATED	M	Equity
SNAP	Snap, Inc	M	Equity
SNBR	Sleep Number Corporation	M	Equity
SND	Smart Sand, Inc.	M	Equity
SNDK	SANDISK CORPORATION	M	Equity
SNDL	SNDL Inc	M	Equity
SNDR	Schneider National, Inc	M	Equity
SNDU	T-REX 2X LONG SNDK DAILY TARGET ETF	M	ETF
SNDX	Syndax Pharmaceuticals, Inc	M	Equity
SNOW	Snowflake Inc.	M	Equity
SNPS	Synopsys Inc.	M	Equity
SNX	Synnex Corporation	M	Equity
SNXX	TRADR 2X LONG SNDK DAILY ETF	M	ETF
SNY	Sanofi	M	Equity
SO	SOUTHERN COMPANY	M	Equity
SOBO	South Bow Corporation	M	Equity
SOC	SABLE OFFSHORE CORP.	M	Equity
SOFI	SoFi Technologies, Inc.	M	Equity
SOFX	DEFIANCE DAILY TARGET 2X LONG SOFI ETF	M	ETF
SOHU	SOHU.COM INC.	M	Equity
SOLS	Solstice Advanced Materials, Inc.	M	Equity
SOLT	VOLATILITY SHARES TRUST 2X SOLANA ETF	M	ETF
SOLT1	VOLATILITY SHARES TRUST 2X SOLANA ETF	M	ETF
SOLV	SOLVENTUM CORPORATION	M	Equity
SOLZ	SOLANA ETF	M	ETF
SON	Sonoco Products Co.	M	Equity
SONO	Sonos, Inc.	M	Equity
SONY	Sony Group Corporation	M	Equity
SOUN	SOUNDHOUND AI, INC	M	Equity
SOXL	DIREXION DAILY SEMICONDUCTOR BULL 3X ETF	M	ETF
SOXS1	Direxion Daily Semiconductor Bear 3X ETF	M	ETF
SOXS	Direxion Daily Semiconductor Bear 3X ETF	M	ETF
SOXX	iShares PHLX Semiconductor Index Fund	M	ETF
SOYB	Teucrium Soybean ETF	M	ETF
SPB	Spectrum Brands Holdings Inc.	M	Equity
SPCE	Virgin Galactic Holdings, Inc.	M	Equity
SPDN	Direxion Daily S&P 500 Bear 1X Shares	M	ETF

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
SPG	SIMON PROPERTY GROUP INC.	M	Equity
SPGI	S&P Global Inc.	M	Equity
SPH	Suburban Propane Partners, L.P.	M	Equity
SPHB	Invesco S&P 500 High Beta ETF	M	ETF
SPHD	Invesco S&P 500 High Dividend Low Volatility ETF	M	ETF
SPHR	Sphere Entertainment Co.	M	Equity
SPIR	Spire Global, Inc.	M	Equity
SPLV	PowerShares S&P 500 Low Volatility ETF	M	ETF
SPMO	INVESCO S&P 500 MOMENTUM ETF	M	ETF
SPOT	Spotify Technology S.A.	M	Equity
SPRO	Spero Therapeutics Inc	M	Equity
SPRU	Spruce Power Holding Corporation	M	Equity
SPRY	ARS Pharmaceuticals, Inc.	M	Equity
SPSC	SPS Commerce, Inc.	M	Equity
SPSM	SPDR Portfolio S&P 600 Small Cap ETF	M	ETF
SPT	SPROUT SOCIAL INC	M	Equity
SPTL	SPDR PORTFOLIO LONG TERM TREASURY ETF	M	ETF
SPWH	Sportsman's Warehouse Holdings, Inc.	M	Equity
SPXC	SPX Corporation	M	Equity
SPXL	Direxion Daily S&P 500 Bull 3X Shares	M	ETF
SPXS1	Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse	M	ETF
SPXS	Direxion Daily S&P 500 Bear 3X Shares (1:5 reverse	M	ETF
SPXU	PROSHARES ULTRAPRO SHORT S&P500	M	ETF
SPXU2	PROSHARES ULTRAPRO SHORT S&P500	M	ETF
SPY	SPDR S&P 500 TRUST	M	ETF
SPYD	SPDR PORTFOLIO S&P 500 HIGH DIVIDEND	M	ETF
SPYG	SPDR PORTFOLIO S&P 500 GROWTH ETF	M	ETF
SPYI	NEOS S&P 500 HIGH INCOME ETF	M	ETF
SPYM	State Street SPDR Portfolio S&P 500 ETF	M	ETF
SPYV	SPDR PORTFOLIO S&P 500 VALUE ETF	M	ETF
SQM	CHEMICAL & MINING CO. OF CHILE INC.	M	Equity
SQNS	SEQUANS COMMUNICATIONS SA	M	Equity
SQQQ1	PROSHARES ULTRAPRO SHORT QQQ	M	ETF
SQQQ2	PROSHARES ULTRAPRO SHORT QQQ	M	ETF
SQQQ	PROSHARES ULTRAPRO SHORT QQQ	M	ETF
SRAD	SPORTRADAR GROUP	M	Equity
SRE	SEMPRA ENERGY	M	Equity
SRG	Seritage Growth Properties	M	Equity
SRI	Stoneridge, Inc.	M	Equity
SRLN	SPDR Blackstone Senior Loan ETF	M	ETF
SRPT	SAREPTA THERAPEUTICS, INC.	M	Equity
SRRK	SCHOLAR ROCK HOLDING CORP.	M	Equity
SRS	ProShares UltraShort Real Estate	M	ETF
SRTA	Strata Critical Medical, Inc.	M	Equity
SRTS	SENSUS HEALTHCARE, INC	M	Equity
SRTY	ProShares UltraPro Short Russell2000	M	ETF
SSB	South State Corporation	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
SSD	Simpson Manufacturing Co., Inc.	M	Equity
SSK	REX-OSPREY SOL STAKING ETF	M	ETF
SSL	SASOL LTD	M	Equity
SSNC	SS&C Technologies Holdings, Inc.	M	Equity
SSO	PROSHARES ULTRA S&P500	M	ETF
SSP	The E.W. Scripps Company	M	Equity
SSRM	SSR Mining Inc.	M	Equity
SSSS	Sutter Rock Capital Corporation	M	Equity
SSTI	SoundThinking, Inc.	M	Equity
SSTK	SHUTTERSTOCK, INC.	M	Equity
SSYS	STRATASYS INC.	M	Equity
ST	Sensata Technologies Holding	M	Equity
STAA	STAAR SURGICAL COMPANY	M	Equity
STAG	STAG Industrial, Inc.	M	Equity
STE	STERIS Corp.	M	Equity
STEM	Stem, Inc.	M	Equity
STEP	STEPSTONE GROUP INC	M	Equity
STEX	Streamex Corporation	M	Equity
STGW	Stagwell Inc.	M	Equity
STIM	NEURONETICS, INC.	M	Equity
STKE	SOL STRATEGIES INC.	M	Equity
STKS	ONE GROUP HOSPITALITY, INC.	M	Equity
STLA	Stellantis N.V.	M	Equity
STLD	STEEL DYNAMICS INC	M	Equity
STM	STMicroelectronics NV	M	Equity
STNE	StoneCo Ltd.	M	Equity
STNG	SCORPIO TANKERS, INC.	M	Equity
STOK	STOKE THERAPEUTICS, INC.	M	Equity
STRA	STRAYER EDUCATION, INC.	M	Equity
STRC	Strategy Inc	M	Equity
STRL	Sterling Construction Company Inc.	M	Equity
STRO	SUTRO BIOPHARMA, INC.	M	Equity
STT	STATE STREET CORPORATION	M	Equity
STUB	StubHub Holdings, Inc.	M	Equity
STWD	Starwood Property Trust, Inc.	M	Equity
STX	SEAGATE TECHNOLOGY PUBLIC LIMITED COMPANY	M	Equity
STXS	STEREOTAXIS, INC.	M	Equity
STZ	CONSTELLATION BRANDS INC.	M	Equity
SU	SUNCOR ENERGY INC.	M	Equity
SUI	Sun Communities, Inc.	M	Equity
SUIG	Sui Group Holdings Limited	M	Equity
SUN	SUNOCO L.P.	M	Equity
SUPN	SUPERNUS PHARMACEUTICALS, INC.	M	Equity
SUPV	GRUPO SUPERVIELLE SA	M	Equity
SURG	SURGEPAYS INC	M	Equity
SVC	Service Properties Trust	M	Equity
SVIX	-1X SHORT VIX FUTURES ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
SVM	SILVERCORP METALS INC	M	Equity
SVOL	SIMPLITY ETF VOL PREM	M	ETF
SVRA	Savara Inc.	M	Equity
SVV	SAVERS VALUE VILLAGE, INC	M	Equity
SVXY	ProShares Short VIX Short-Term Futures	M	ETF
SW	Smurfit Westrock Plc	M	Equity
SWBI	Smith & Wesson Brands, Inc. (SWBI)	M	Equity
SWIM	LATHAM GROUP INC	M	Equity
SWK	Stanley Black & Decker	M	Equity
SWKS	SKYWORKS SOLUTIONS INC.	M	Equity
SXC	SunCoke Energy, Inc.	M	Equity
SXT	SENSIENT TECHNOLOGIES CORP.	M	Equity
SY	SO-YOUNG INTERNATIONAL, INC.	M	Equity
SYF	SYNCHRONY FINANCIAL	M	Equity
SYK	STRYKER CORP	M	Equity
SYM	SYMBOTIC INC	M	Equity
SYNA	SYNAPTICS, INC.	M	Equity
SYPR	SYPRIS SOLUTIONS, INC.	M	Equity
SYRE	SPYRE THERAPEUTICS, INC.	M	Equity
SYY	SYSCO CORPORATION	M	Equity
T	AT&T, INC.	M	Equity
TAC	TRANSALTA CORP	M	Equity
TAIL	CAMBRIA TAIL RISK ETF	M	ETF
TAK	Takeda Pharmaceutical Company Limited	M	Equity
TAL	TAL International Group Inc	M	Equity
TALK	Talkspace, Inc.	M	Equity
TALO	Talos Energy Inc.	M	Equity
TAN	Guggenheim Solar ETF	M	ETF
TAP	Molson Coors Brewing Co.	M	Equity
TARA	PROTARA THERAPEUTICS, INC.	M	Equity
TARK	AXS 2X INNOVATION ETF	M	ETF
TARS	TARSUS PHARMACEUTICALS, INC.	M	Equity
TASK	TASKUS, INC.	M	Equity
TBBK	Bancorp Inc/DE	M	Equity
TBCH	Turtle Beach Corporation	M	Equity
TBF	ProShares Short 20+ Year Treasury	M	ETF
TBI	TrueBlue, Inc.	M	Equity
TBLA	Taboola.com Ltd.	M	Equity
TBPH	Theravance Biopharma, Inc.	M	Equity
TBT	PROSHARES ULTRASHORT 20+ YEAR TREASURY	M	ETF
TCBI	Texas Capital Bancshares, Inc.	M	Equity
TCMD	Tactile Systems Technology I	M	Equity
TCOM	Trip.com Group Limited	M	Equity
TCPC	BlackRock TCP Capital Corp.	M	Equity
TCX	TUCOWS, INC	M	Equity
TD	TORONTO DOMINION BANK	M	Equity
TDAY	USA TODAY Co., Inc.	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	Company Name	List Exch	Inst Type
TDC	Teradata Corp.	M	Equity
TDG	TransDigm Group, Inc.	M	Equity
TDOC	Teladoc, Inc.	M	Equity
TDS	TELEPHONE & DATA SYSTEMS INC.	M	Equity
TDUP	THREDUP INC	M	Equity
TDW	TIDEWATER INC.	M	Equity
TDY	Teledyne Technologies Inc	M	Equity
TE	T1 Energy Inc.	M	Equity
TEAD	Teads Holding Co	M	Equity
TEAM	Atlassian Corporation Plc	M	Equity
TECH	Bio-Techne Corporation	M	Equity
TECK	Teck Resources Limited	M	Equity
TECL	Direxion Daily Technology Bull 3X ETF	M	ETF
TECS	Direxion Daily Technology Bear 3X ETF	M	ETF
TECX	TECTONIC THERAPEUTIC INC	M	Equity
TEL	TE Connectivity Ltd.	M	Equity
TEM	Tempus AI, Inc	M	Equity
TEN	Tsakos Energy Navigation Limited	M	Equity
TENB	TENABLE HOLDINGS INC	M	Equity
TER	TERADYNE,INC	M	Equity
TEVA	TEVA PHARMACEUTICAL INDUSTRIES LIMITED	M	Equity
TEX	TEREX CORPORATION	M	Equity
TFC	Truist Financial Corporation	M	Equity
TFII	TFI INTERNATIONAL INC.	M	Equity
TFIN	Triumph Financial Inc	M	Equity
TFPM	TRIPLE FLAG PRECIOUS METALS CORP	M	Equity
TFSL	TFS Financial Corporation	M	Equity
TFX	Teleflex Incorporated	M	Equity
TG	Tredegar Corp	M	Equity
TGB	Taseko Mines Limited	M	Equity
TGEN	TECOGEN INC.	M	Equity
TGLS	TECNOGLASS INC.	M	Equity
TGT	TARGET CORPORATION	M	Equity
TGTX	TG THERAPEUTICS, INC.	M	Equity
TH	TARGET HOSPITALITY CORP.	M	Equity
THC	TENET HEALTHCARE CORP (25 shrs)	M	Equity
THO	THOR INDUSTRIES INC	M	Equity
THRY	THRYV HOLDINGS, INC.	M	Equity
TIC	TIC Solutions, Inc.	M	Equity
TIGO	MILLICOM INTERNATIONAL CELLULAR SA	M	Equity
TIGR	UP FINTECH HOLDINGS LIMITED	M	Equity
TIMB	TIM S.A.	M	Equity
TIP	iShares Barclays TIPS Bond Fund	M	ETF
TIPT	TIPTREE INC.	M	Equity
TITN	Titan Machinery, Inc.	M	Equity
TJX	THE TJX COMPANIES, INC.	M	Equity
TK	Teekay Corp	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
TKO	TKO Group Holdings, Inc.	M	Equity
TKR	TIMKEN COMPANY	M	Equity
TLH	iShares 10-20 Year Treasury Bond ETF	M	ETF
TLN	TALEN ENERGY CORP	M	Equity
TLPH	Talphera, Inc.	M	Equity
TLRY	Tilray, Inc.	M	Equity
TLRY1	Tilray, Inc.	M	Equity
TLS	TELOS CORPORATION	M	Equity
TLSA	TIZIANA LIFE SCIENCES PLC	M	Equity
TLT	ISHARES 20+ YEAR TREASURY BOND ETF	M	ETF
TLYS	Tilly's Inc.	M	Equity
TM	TOYOTA MOTOR CORP	M	Equity
TMC	TMC the metals company Inc.	M	Equity
TMCI	TREACE MEDICAL CONCEPTS, INC.	M	Equity
TMDX	TRANSMEDICS GROUP, INC.	M	Equity
TME	Tencent Music Entertainment Group	M	Equity
TMF	DIREXION DAILY 20+ YR TRSY BULL 3X ETF	M	ETF
TMHC	Taylor Morrison Home Corp	M	Equity
TMO	Thermo Fisher Scientific Inc.	M	Equity
TMQ	Trilogy Metals Inc.	M	Equity
TMUS	T-MOBILE US, INC.	M	Equity
TMV	Direxion Daily 20 Year Treasury Bear 3X Shares	M	ETF
TNA	DIREXION DAILY SMALL CAP BULL 3X SHARES	M	ETF
TNDM	Tandem Diabetes Care, Inc.	M	Equity
TNET	TRINET GROUP, INC.	M	Equity
TNGX	TANGO THERAPEUTICS, INC.	M	Equity
TNK	Teekay Tankers Ltd	M	Equity
TNL	Travel + Leisure Co.	M	Equity
TNXP	Tonix Pharmaceuticals Holding Corp.	M	Equity
TNYA	TENAYA THERAPEUTICS, INC.	M	Equity
TOI	THE ONCOLOGY INSTITUTE, INC.	M	Equity
TOL	TOLL BROTHERS INC.	M	Equity
TONX	TON Strategy Company	M	Equity
TOON	Kartoon Studios, Inc.	M	Equity
TOPW	Roundhill Top WeeklyPay ETF	M	ETF
TORO	Toro Corp.	M	Equity
TOST	TOAST, INC	M	Equity
TPB	Turning Piont Brands Inc	M	Equity
TPC	Tutor Perini Corporation	M	Equity
TPG	TPG INC	M	Equity
TPL	TEXAS PACIFIC LAND CORP	M	Equity
TPR	Tapestry, Inc.	M	Equity
TPVG	TriplePoint Venture Growth BDC Corp.	M	Equity
TQQQ	ProShares Ultra Pro QQQ	M	ETF
TR	Tootsie Roll Industries Inc	M	Equity
TRAK	ReposiTrak	M	Equity
TREE	LendingTree, Inc.	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
TREX	Trex Co. Inc.	M	Equity
TRGP	Targa Resources Corp.	M	Equity
TRI	Thomson Reuters Corporation	M	Equity
TRIN	TRINITY CAPITAL, INC.	M	Equity
TRIP	TRIPADVISOR INC.	M	Equity
TRMB	TRIMBLE NAVIGATION LIMITED	M	Equity
TRMD	TORM PLC	M	Equity
TRN	TRINITY INDUSTRIES INC.	M	Equity
TRON	Tron Inc.	M	Equity
TROO	TROOPS, Inc.	M	Equity
TROW	T. ROWE PRICE GROUP INC.	M	Equity
TROX	Tronox Ltd.	M	Equity
TRP	TransCanada Corp.	M	Equity
TRTX	TPG RE Finance Trust, Inc.	M	Equity
TRU	TransUnion	M	Equity
TRUP	Trupanion, Inc.	M	Equity
TRV	THE TRAVELERS COMPANIES, INC.	M	Equity
TRVG	trivago N.V.	M	Equity
TRVI	TREVI THERAPEUTICS, INC.	M	Equity
TRX	Tanzanian Royalty Exploration	M	Equity
TS	TENARIS SA	M	Equity
TSAT	Telesat Corporation	M	Equity
TSCO	TRACTOR SUPPLY COMPANY	M	Equity
TSDD	GraniteShares 2x Short TSLA Daily ETF	M	ETF
TSEM	TOWER SEMICONDUCTOR LTD.	M	Equity
TSHA	TAYSHA GENE THERAPIES, INC.	M	Equity
TSLA	TESLA MOTORS, INC.	M	Equity
TSLG	LEVERAGE SHARES 2X LONG TSLA DAILY ETF	M	ETF
TSLL	DIREXION DAILY TSLA BULL 1.5X SHARES	M	ETF
TSLQ	AXS TSLA BEAR DAILY ETF	M	ETF
TSLR	GraniteShares 2x Long TSLA Daily ETF	M	ETF
TSLS	DIREXDIREXION DAILY TSLA BEAR 1X SHARES	M	ETF
TSLT	T-Rex 2X Long Tesla Daily Target ETF	M	ETF
TSLX	Sixth Street Specialty Lending, Inc.	M	Equity
TSLY	YIELDMAX TSLA OPTION INCOME STRATEGY ETF	M	ETF
TSLZ	ETF OPPORTUNITIES TRUSTT-REX 2X INVERSE	M	ETF
TSM	TAIWAN SEMICONDUCTOR MFG. CO.	M	Equity
TSN	TYSON FOODS, INC.	M	Equity
TSQ	Townsquare Media, Inc.	M	Equity
TSSI	TSS INC	M	Equity
TSYY	GraniteShares YieldBOOST TSLA ETF	M	ETF
TT	Trane Technologies plc	M	Equity
TTAN	ServiceTitan, Inc.	M	Equity
TTC	THE TORO COMPANY	M	Equity
TTD	The Trade Desk, Inc.	M	Equity
TTE	TotalEnergies SE	M	Equity
TTEC	TTEC Holdings, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
TTEK	Tetra Tech, Inc.	M	Equity
TTGT	TechTarget, Inc.	M	Equity
TTI	TETRA Technologies, Inc.	M	Equity
TTMI	TTM Technologies, Inc.	M	Equity
TTT	ProShares UltraPro Short 20+ Year Treasury	M	ETF
TTWO	TAKE-TWO INTERACTIVE	M	Equity
TU	Telus Corporation	M	Equity
TUA	SIMPLIFY SHORT TERM TREASURY FUTURES STRATEGY ETF	M	ETF
TUR	ISHARES MSCI TURKEY	M	ETF
TUSK	Mammoth Energy Services Inc	M	Equity
TUYA	TUYA INC	M	Equity
TV	GRUPO TELEVISA, S.A.B.	M	Equity
TVTX	Travere Therapeutics, Inc	M	Equity
TW	Tradeweb Markets Inc.	M	Equity
TWI	Titan International, Inc.	M	Equity
TWLO	Twilio, Inc.	M	Equity
TWM	Proshares UltrShort Russell 2000(reverse split)	M	Equity
TWO	Two Harbors Investment Corporation	M	Equity
TWST	TWIST BIOSCIENCE CORP.	M	Equity
TX	Ternium S.A.	M	Equity
TXG	10X Genomics Inc	M	Equity
TXMD	THERAPEUTICSMD, INC	M	Equity
TXN	TEXAS INSTRUMENTS INC.	M	Equity
TXNM	TXNM Energy, Inc.	M	Equity
TXO	TXO PARTNERS, L.P.	M	Equity
TXRH	Texas Roadhouse, Inc.	M	Equity
TXT	TEXTRON INC.	M	Equity
TYD	Direxion Daily 7 to 10 Year Treasury Bull 3X Shrs	M	ETF
TYL	Tyler Technologies, Inc.	M	Equity
TZA	DIREXION DAILY SMALL CAP BEAR 3X SHARES	M	ETF
U	UNITY SOFTWARE, INC.	M	Equity
UA	UNDER ARMOUR, INC.	M	Equity
UAA	Under Armour, Inc.	M	Equity
UAL	UNITED CONTINENTAL HOLDINGS, INC.	M	Equity
UAMY	US Antimony Corp.	M	Equity
UAN	CVR Partners LP	M	Equity
UBER	Uber Technologies, Inc.	M	Equity
UBRL	GRANITESHARES 2X LONG UBER DAILY ETF	M	ETF
UBS	UBS Group Ag	M	Equity
UCO	PROSHARES ULTRA DJ-UBS CRUDE OIL	M	ETF
UCTT	Ultra Clean Holdings, Inc.	M	Equity
UDN	PowerShares DB US Dollar Index Bearish Fund	M	ETF
UDOW	ProShares UltraPro Dow30	M	ETF
UDR	UDR, Inc.	M	Equity
UEC	Uranium Energy Corp	M	Equity
UFO	PROCURE SPACE ETF	M	ETF
UGA	United States Gasoline	M	ETF

	MIAX Options Securities List as of 6/4/2026		
Und Symbol	Company Name	List Exch	Inst Type
UGI	UGI Corporation	M	Equity
UGL	ProShares Ultra Gold	M	ETF
UGP	Ultrapar Participacoes SA	M	Equity
UHS	UNIVERSAL HEALTH SERVICES INC	M	Equity
UIS	UNISYS CORPORATION	M	Equity
UL	Unilever PLC	M	Equity
ULCC	Frontier Group Holdings, Inc.	M	Equity
ULE	ProShares Ultra Euro	M	ETF
ULS	UL Solutions Inc.	M	Equity
ULTA	ULTA SALON COSMETICS & FRAGRANCE INC	M	Equity
ULTY	YIELDMAX ULTRA OPTION INCOME STRATEGY ETF	M	ETF
UMAC	UNUSUAL MACHINES INC	M	Equity
UMC	United Microelectronics Corporation	M	Equity
UMH	UMH Properties, Inc.	M	Equity
UNCY	UNICYCIVE THERAPEUTICS, INC.	M	Equity
UNF	UniFirst Corporation	M	Equity
UNFI	UNITED NATURAL FOODS, INC.	M	Equity
UNG	UNITED STATES NATURAL GAS	M	ETF
UNH	UNITEDHEALTH GROUP INCORPORATED	M	Equity
UNHG	Leverage Shares 2X Long UNH Daily ETF	M	ETF
UNIT	Uniti Group Inc.	M	Equity
UNL	United States 12 Month Natural Gas Fund LP ETF	M	ETF
UNM	Unum Group	M	Equity
UNP	UNION PACIFIC CORPORATION	M	Equity
UPB	Upstream Bio Inc.	M	Equity
UPBD	Upbound Group, Inc.	M	Equity
UPLD	Upland Software, Inc.	M	Equity
UPRO	ProShares Ultrapro S&P 500	M	ETF
UPS	UNITED PARCEL SERVICE, INC.	M	Equity
UPST	UPSTART HOLDINGS, INC.	M	Equity
UPWK	Upwork Inc.	M	Equity
UPXI	UPEXI, INC.	M	Equity
URA	Global X Uranium ETF	M	ETF
URBN	URBAN OUTFITTERS INC	M	Equity
URGN	Urogen Pharma Ltd	M	Equity
URI	UNITED RENTALS, INC.	M	Equity
URNJ	SPROTT JUNIOR URANIUM MINERS ETF	M	ETF
URNM	NORTHSHORE GLOBAL URANIUM MINING ETF	M	ETF
UROY	URANIUM ROYALTY CORP	M	Equity
URTY	ProShares UltraPro Russell2000	M	ETF
USAC	USA COMPRESSION PARTNERS, L.P.	M	Equity
USAR	USA RARE EARTH, INC.	M	Equity
USAS	AMERICAS GOLD AND SILVER CORPORATION	M	Equity
USAU	U.S. GOLD CORP.	M	Equity
USB	U.S. BANCORP	M	Equity
USD	ProShares Ultra Semiconductors	M	ETF
USFD	US Foods Holding Corp.	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
USIO	USIO, INC.	M	Equity
USMV	iShares MSCI USA Minimum Volatility	M	ETF
USO	UNITED STATES OIL FUND	M	ETF
USOY	DEFIANCE OIL ENHANCED OPTIONS INCOME ETF	M	ETF
UTHR	UNITED THERAPEUTICS CORP	M	Equity
UTI	Universal Technical Institute, Inc.	M	Equity
UTZ	Utz Brands, Inc.	M	Equity
UUP	POWERSHARES DB US DOLLAR INDEX BULLISH	M	ETF
UUUU	Energy Fuels Inc.	M	Equity
UVE	UNIVERSAL INSURANCE HOLDINGS, INC.	M	Equity
UVIX3	2X LONG VIX FUTURES ETF	M	ETF
UVIX	2X LONG VIX FUTURES ETF	M	ETF
UVV	UNIVERSAL CORPORATION	M	Equity
UVXY	PROSHARES ULTRA VIX SHORT-TERM FUT ETF	M	ETF
UVXY1	PROSHARES ULTRA VIX SHORT-TERM FUT ETF	M	ETF
UWM	ProShares Ultra Russell2000	M	ETF
UWMC	UWM Holdings Corporation	M	Equity
UXRP	PROSHARES ULTRA XRP ETF	M	ETF
UYG	ProShares Ultra Financials	M	ETF
V	VISA INC.	M	Equity
VAC	Marriott Vacations Worldwide Corp.	M	Equity
SA1	VALARIS LIMITED	M	Equity
VAL	VALARIS LIMITED	M	Equity
VALE	VALE S.A.	M	Equity
VB	Vanguard Small-Cap ETF	M	ETF
VBK	Vanguard Small-Cap Growth ETF	M	Equity
VBR	Vanguard Small-Cap Value ETF	M	ETF
VC	Visteon Corp.	M	Equity
VCEL	Vericel Corporation	M	Equity
VCLT	Vanguard Long-Term Corporate Bond ETF	M	ETF
VCX	Fundrise Growth Tech Fund, LLC	M	Equity
VCYT	Veracyte, Inc.	M	Equity
VDE	Vanguard Energy ETF	M	ETF
VEA	Vanguard FTSE Developed Markets ETF	M	ETF
VECO	VEECO INSTRUMENTS	M	Equity
VEEV	VEEVA SYSTEMS INC.	M	Equity
VEL	VELOCITY FINANCIAL, INC	M	Equity
VELO	Velo3D Inc.	M	Equity
VENU	VENU HOLDINGS CORP	M	Equity
VERA	VERA THERAPEUTICS INC. CL A	M	Equity
VERI	Veritone, Inc.	M	Equity
VERU	Veru Inc	M	Equity
VERX	VERTEX, INC.	M	Equity
VET	Vermilion Energy Inc	M	Equity
VFC	VF CORPORATION	M	Equity
VFF	Village Farms International, Inc.	M	Equity
VFH	Vanguard Financials ETF	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
VFS	VINFAST AUTO LTD.	M	Equity
VG	Venture Global, Inc.	M	Equity
VGK	Vanguard FTSE Europe ETF	M	ETF
VGLT	VANGUARD LONG-TERM TREASURY ETF	M	ETF
VGT	Vanguard Information Technology ETF	M	Equity
VGZ	Vista Gold Corp.	M	Equity
VHT	Vanguard Health Care ETF	M	ETF
VIA	Via Transportation, Inc.	M	Equity
VIAV	Viavi Solutions Inc.	M	Equity
VICI	VICI Properties Inc.	M	Equity
VICR	Vicor Corporation	M	Equity
VIG	Vanguard Dividend Appreciation ETF	M	ETF
VIK	Viking Holdings Ltd Ordinary Shares	M	Equity
VIPS	VIPSHOP HOLDINGS LIMITED	M	Equity
VIR	Vir Biotechnology, Inc.	M	Equity
VIRC	VIRCO MFG CORP	M	Equity
VIRT	Virtu Financial, Inc.	M	Equity
VISN	Vistance Networks, Inc.	M	Equity
VISN1	Vistance Networks, Inc.	M	Equity
VIST	VISTA OIL & GAS SAB DE CV	M	Equity
VITL	VITAL FARMS, INC.	M	Equity
VIVO	VivoPower PLC	M	Equity
VIXM	ProShares VIX Mid-Term Futures	M	ETF
VIXY	ProShares VIX Short-Term Futures ETF	M	ETF
VKTX	Viking Therapeutics, Inc.	M	Equity
VLN	VALENS SEMICONDUCTOR LTD.	M	Equity
VLO	VALERO ENERGY CORPORATION	M	Equity
VLRS	Controladora Vuela Compania de	M	Equity
VLTO	VERALTO CORP	M	Equity
VLY	VALLEY NATIONAL BANCORP	M	Equity
VMC	VULCAN MATERIALS COMPANY	M	Equity
VMI	Valmont Industries, Inc.	M	Equity
VNDA	Vanda Pharmaceuticals, Inc.	M	Equity
VNET	21Vianet Group Inc	M	Equity
VNO	VORNADO REALTY TRUST	M	Equity
VNOM	Viper Energy Partners LP	M	Equity
VNQ	Vanguard REIT ETF	M	ETF
VNT	VONTIER CORP	M	Equity
VO	Vanguard Mid-Cap ETF	M	ETF
VOC	Voc Energy Trust	M	Equity
VOD	VODAFONE GROUP PUBLIC LIMITED COMPANY	M	Equity
VOO	Vanguard S&P 500 ETF	M	ETF
VOYA	VOYA FINANCIAL INC.	M	Equity
VOYG	VOYAGER TECHNOLOGIES, INC. CLASS A	M	Equity
VPG	Vishay Precision Group, Inc.	M	Equity
VPU	Vanguard Utilities Index Fund ETF	M	ETF
VRA	Vera Bradley, Inc.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
VRDN	VIRIDIAN THERAPEUTICS, INC.	M	Equity
VREX	Varex Imaging Corporation	M	Equity
VRNS	Varonis Systems, Inc.	M	Equity
VRRM	VERRA MOBILITY CORP.	M	Equity
VRSK	Verisk Analytics, Inc.	M	Equity
VRSN	VERISIGN, INC.	M	Equity
VRT	VERTIV HOLDINGS CO	M	Equity
VRTX	VERTEX PHARMACEUTICALS INCORPORATED	M	Equity
VSAT	ViaSat, Inc.	M	Equity
VSEC	VSE CORPORATION	M	Equity
VSH	VISHAY INTERTECHNOLOGY	M	Equity
CMCS1	VERSANT MEDIA GROUP, INC.	M	Equity
VSNT	VERSANT MEDIA GROUP, INC.	M	Equity
VST	Vistra Energy Corp.	M	Equity
VSTM	Verastem, Inc.	M	Equity
VSTS	VESTIS CORPORATION	M	Equity
VSCO	Victorias Secret & Co	M	Equity
VSXY	Victorias Secret & Co	M	Equity
VT	Vanguard Total World Stock ETF	M	ETF
VTEB	Vanguard Tax-Exempt Bond Index Fund ETF Shares	M	ETF
VTEX	VTEX	M	Equity
VTGN	VISTAGEN THERAPEUTICS, INC.	M	Equity
VTI	Vanguard Total Stock Market ETF	M	ETF
VTIP	VANGUARD SHORT-TERM INFLATION-PROTECTED SECURITIES	M	ETF
VTR	Ventas, Inc.	M	Equity
VTRS	Viatris Inc.	M	Equity
VTS	VITESSE ENERGY, INC.	M	Equity
VTSI	VIRTRA,INC.	M	Equity
VTV	Vanguard Value ETF	M	ETF
VTWO	Vanguard Russell 2000 ETF	M	ETF
VUG	Vanguard Growth ETF	M	ETF
VUZI	Vuzix Corporation	M	Equity
VV	Vanguard Large-Cap ETF	M	ETF
VVV	Valvoline Inc.	M	Equity
VWAV	VisionWave Holdings, Inc.	M	Equity
VWO	Vanguard MSCI Emerging Markets ETF	M	ETF
VXUS	Vanguard Total International Stock ETF	M	ETF
VXX	iPath Series B S&P 500 VIX Short-Term Futures ETN	M	ETF
VXZ	iPath Series B S&P 500 VIX Mid-Term Futures ETN	M	ETF
VYGR	Voyager Therapeutics, Inc.	M	Equity
VYM	Vanguard High Dividend Yield ETF	M	ETF
VYX	NCR Voyix Corporation	M	Equity
VZ	VERIZON COMMUNICATIONS INC.	M	Equity
VZLA	VISLA SILVER CORP	M	Equity
W	Wayfair Inc.	M	Equity
WAB	Westinghouse Air Brake Technologies Corporation	M	Equity
WAL	Western Alliance Bancorp	M	Equity

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
WAT	WATERS CORPORATION	M	Equity
WAY	Waystar Holding Corp.	M	Equity
WB	WEIBO CORP. (ADR)	M	Equity
WBD	Warner Bros. Discovery, Inc.	M	Equity
WBS	WEBSTER FINANCIAL CORPORATION	M	Equity
WBTN	WEBTOON ENTERTAINMENT INC	M	Equity
WCC	WESCO INTERNATIONAL	M	Equity
WCLD	WISDOMTREE CLOUD COMPUTING FUND	M	ETF
WCN	Waste Connections Inc.	M	Equity
WD	Walker & Dunlop, Inc.	M	Equity
WDAY	Workday, Inc.	M	Equity
WDC	WESTERN DIGITAL CORPORATION	M	Equity
WDCX	TRADR 2X LONG WDC DAILY ETF	M	ETF
WDFC	WD-40 Company	M	Equity
WDS	WOODSIDE ENERGY GROUP LTD	M	Equity
WEAT	Teucrium Wheat ETF	M	ETF
WEAV	WEAVE COMMUNICATIONS, INC.	M	Equity
WEBL	DIREXION DAILY DOW JONES INTERNET BULL 3X SHARES	M	ETF
WEC	WISCONSIN ENERGY CORP.	M	Equity
WELL	Welltower Inc.	M	Equity
WEN	The Wendy's Company	M	Equity
WERN	WERNER ENTERPRISES INC.	M	Equity
WES	Western Midstream Partners L.P.	M	Equity
WEST	Westrock Coffee Company	M	Equity
WEX	WEX Inc.	M	Equity
WFC	WELLS FARGO & COMPANY	M	Equity
WFG	WEST FRASER TIMBER CO. LTD.	M	Equity
WFRD	WEATHERFORD INTERNATIONAL PLC	M	Equity
WGMI	VALKYRIE BITCOIN MINERS ETF	M	ETF
WGO	WINNEBAGO INDUSTRIES, INC	M	Equity
WGS	GeneDx Holdings Corporation	M	Equity
WH	Wyndham Hotels & Resorts, Inc.	M	Equity
WHD	Cactus Inc	M	Equity
WHR	WHIRLPOOL CORPORATION	M	Equity
WING	Wingstop Inc.	M	Equity
WIT	WIPRO LTD.	M	Equity
WIX	WIX.COM LTD.	M	Equity
WK	Workiva Inc.	M	Equity
WKC	World Kinect Corporation	M	Equity
WLDN	WILLDAN GROUP INC	M	Equity
WLK	Westlake Chemical Corp	M	Equity
WLKP	Westlake Chemical Partners LP	M	Equity
WLTH	Wealthfront Corp.	M	Equity
WLY	John Wiley & Sons, Inc.	M	Equity
WM	WASTE MANAGEMENT, INC.	M	Equity
WMB	WILLIAMS COMPANIES, INC.	M	Equity
WMG	Warner Music Group Corp.	M	Equity

Und Symbol	Company Name	List Exch	Inst Type
WMS	Advanced Drainage Systems, Inc.	M	Equity
WMT	WAL-MART INC.	M	Equity
WNC	WABASH NATIONAL CORP.	M	Equity
WOLF1	Wolfspeed, Inc.	M	Equity
WOLF	Wolfspeed, Inc.	M	Equity
WOOF	PETCO HEALTH AND WELLNESS COMPANY, INC.	M	Equity
WOR	WORTHINGTON INDUSTRIES,INC.	M	Equity
WPC	W.P. Carey Inc.	M	Equity
WPM	Wheaton Precious Metals Corporation	M	Equity
WPP	WPP plc	M	Equity
WPRT	WESTPORT INNOVATIONS INC.	M	Equity
WRAP	Wrap Technologies, Inc.	M	Equity
WRB	BERKLEY(WR) CORP	M	Equity
WRBY	WARBY PARKER, INC.	M	Equity
WRD	WeRide Inc.	M	Equity
WSC	WillScot Corporation	M	Equity
WSM	WILLIAMS-SONOMA INC	M	Equity
WSO	WATSCO INC	M	Equity
WSR	Whitestone REIT	M	Equity
WST	West Pharmaceutical Services Inc	M	Equity
WT	WisdomTree, Inc.	M	Equity
WTI	W&T OFFSHORE INC	M	Equity
WTRG	Essential Utilities, Inc.	M	Equity
WTTR	Select Energy Services, Inc.	M	Equity
WTW	Willis Towers Watson Public Limited Company	M	Equity
WU	THE WESTERN UNION COMPANY	M	Equity
WULF	TERAWULF INC.	M	Equity
WVE	WAVE Life Sciences Ltd	M	Equity
WW	WW INTERNATIONAL, INC.	M	Equity
WWD	Woodward, Inc.	M	Equity
WWR	WESTWATER RESOURCES INC	M	Equity
WWW	WOLVERINE WORLD WIDE INC	M	Equity
WY	WEYERHAEUSER COMPANY	M	Equity
WYFI	WHITEFIBER, INC.	M	Equity
WYNN	WYNN RESORTS LTD.	M	Equity
WYY	WIDEPOINT CORPORATION	M	Equity
XBI	SPDR S&P Biotech ETF	M	ETF
XE	X-Energy, Inc.	M	Equity
XEL	XCEL ENERGY INC	M	Equity
XENE	Xenon Pharmaceuticals Inc.	M	Equity
XERS	Xeris Biopharma Holdings, Inc.	M	Equity
XES	SPDR S&P Oil & Gas Equipment & Svcs ETF	M	ETF
XGN	EXAGEN, INC.	M	Equity
XHB	SPDR S&P HOMEBUILDERS	M	ETF
XIFR	XPLR Infrastructure, LP	M	Equity
XLB	MATERIALS SELECT SECTOR SPDR	M	ETF
XLC	Communication Services Select Sect SPDR ETF	M	ETF

MIAX Options Securities List as of 6/4/2026			
Und Symbol	**Company Name**	**List Exch**	**Inst Type**
XLE	ENERGY SELECT SECTOR SPDR	M	ETF
XLF	FINANCIAL SELECT SECTOR SPDR	M	ETF
XLG	INVESCO S&P 500 TOP 50 ETF	M	ETF
XLI	INDUSTRIAL SELECT SECTOR SPDR	M	ETF
XLK	TECHNOLOGY SELECT SECTOR SPDR	M	ETF
XLP	CONSUMER STAPLES SELECT SECTOR SPDR	M	ETF
XLRE	Real Estate Select Sector SPDR	M	ETF
XLU	UTILITIES SELECT SECTOR SPDR	M	ETF
XLV	HEALTH CARE SELECT SECTOR SPDR	M	ETF
XLY	CONSUMER DISCRETIONARY SELECT SPDR	M	ETF
XME	SPDR S&P METALS & MINING	M	ETF
XMTR	XOMETRY INC.	M	Equity
XNDU	XANADU QUANTUM TECHNOLOGIES LIMITED	M	Equity
XNET	Xunlei Limited	M	Equity
XOM	EXXON MOBIL CORPORATION	M	Equity
XOMA	XOMA Royalty Corporation	M	Equity
XOP	SPDR S&P OIL & GAS EXPLORATION & PROD	M	ETF
XOVR	ERSHARES PRIVATE-PUBLIC CROSSOVER ETF	M	ETF
XP	XP Inc.	M	Equity
XPEL	XPEL, INC.	M	Equity
XPEV	XPENG, INC. ADR CLASS A	M	Equity
XPO	XPO Logistics, Inc.	M	Equity
XPOF	XPONENTIAL FITNESS, INC	M	Equity
XPRO	Expro Group Holdings N.V.	M	Equity
XRAY	DENTSPLY INTL, INC.	M	Equity
XRN	Chiron Real Estate Inc.	M	Equity
XRPC	CANARY XRP ETF	M	ETF
XRPI	VOLATILITY SHS TR XRP ETF	M	ETF
XRPT	VOLATILITY SHARES TRUST 2X XRP ETF	M	ETF
XRPZ	FRANKLIN XRP ETF	M	ETF
XRT	SPDR S&P RETAIL	M	ETF
XRX	XEROX CORPORATION	M	Equity
XSD	SPDR S&P Semiconductor ETF	M	ETF
XSHD	INVESCO S&P SMALLCAP HIGH DIV LOW VOLATILITY ETF	M	ETF
XXI	Twenty One Capital, Inc.	M	Equity
XXRP	TEUCRIUM 2X LONG DAILY XRP ETF	M	ETF
XYL	Xylem Inc.	M	Equity
XYLD	GLOBAL X S&P 500 COVERED CALL ETF	M	ETF
XYZ	Block, Inc.	M	Equity
YALA	YALLA GROUP LIMITED	M	Equity
YANG	Direxion Daily FTSE China Bear 3x Shares	M	ETF
YCL	ProShares Ultra Yen	M	ETF
YCS	ProShares UltraShort Yen	M	ETF
YELP	YELP, INC.	M	Equity
YETI	YETI Holdings, Inc.	M	Equity
YEXT	Yext, Inc.	M	Equity
YINN	Direxion Daily China 3X Bull Shares	M	ETF

Und Symbol	Company Name	List Exch	Inst Type
YMAG	YIELDMAX MAGNIFICENT 7 FUND OF OPTION INCOME ETFS	M	ETF
YMAX	YieldMax Universe Fund of Option Income ETFs	M	ETF
YMM	FULL TRUCK ALLIANCE CO. LTD.	M	Equity
YOLO	ADVISORSHARES PURE CANNABIS ETF	M	ETF
YOU	CLEAR SECURE, INC	M	Equity
YPF	YPF S.A.	M	Equity
YRD	Yirendai Ltd.	M	Equity
YSG	YATSEN HOLDING LTD	M	Equity
YSS	York Space Systems Inc.	M	Equity
YUM	YUM! BRANDS, INC.	M	Equity
YUMC	Yum China Holdings, Inc.	M	Equity
Z	ZILLOW GROUP, INC.	M	Equity
ZBH	Zimmer Bionet Holdings, Inc.	M	Equity
ZBIO	ZENAS BIOPHARMA INC	M	Equity
ZBRA	ZEBRA TECHNOLOGIES CORP.	M	Equity
ZD	Ziff Davis, Inc.	M	Equity
ZDGE	ZEDGE INC	M	Equity
ZENA	ZenaTech, Inc.	M	Equity
ZEPP	Zepp Health Corporation	M	Equity
ZETA	ZETA GLOBAL HOLDINGS CORP.	M	Equity
ZG	Zillow Group, Inc	M	Equity
ZH	ZHIHU INC	M	Equity
ZIM	ZIM INTEGRATED SHIPPING SERVICE	M	Equity
ZION	ZIONS BANCORP	M	Equity
ZIP	ZIPRECRUITER, INC	M	Equity
ZLAB	ZAI LAB LTD	M	Equity
ZM	Zoom Video Communications. Inc.	M	Equity
ZNTL	ZENTALIS PHARMACEUTICALS, INC.	M	Equity
ZROZ	PIMCO 25+ Year Zero Coupon U.S. Treasury Index Fund	M	ETF
ZS	Zscaler, Inc.	M	Equity
ZSL	ProShares UltraShort Silver (20 shares)	M	ETF
ZSL1	ProShares UltraShort Silver (20 shares)	M	ETF
ZTO	ZTO Express (Cayman) Inc.	M	Equity
ZTS	ZOETIS INC.	M	Equity
ZUMZ	ZUMIEZ INC	M	Equity
ZURA	ZURA BIO LIMITED	M	Equity
ZVIA	ZEVIA PBC	M	Equity
ZVRA	Zevra Therapeutics, Inc.	M	Equity
ZWS	Zurn Water Solutions Corporation	M	Equity
ZYME	Zymeworks Inc	M	Equity